As filed with the Securities and Exchange Commission on August 31, 1999.

                                             Pre-Effective Amendment #1

                                             Registration No. 333-80975

                                             811-5271

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-6
                              --------

              FOR REGISTRATION UNDER THE SECURITIES ACT
              OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
          (with respect to Variable Survivorship policies)
              ________________________________________
                         (Exact Name of Trust)

               MIDLAND NATIONAL LIFE INSURANCE COMPANY
                          (Name of Depositor)
                           One Midland Plaza
                         Sioux Falls, SD 57193
               (Address of Principal Executive Office)
                       _________________________
    Jack L. Briggs, Vice President, Secretary and General Counsel
               Midland National Life Insurance Company
                          One Midland Plaza
                        Sioux Falls, SD 57193

          (Name and Address of Agent for Service of Process)

                               Copy to:

                         Frederick R. Bellamy
                     Sutherland Asbill & Brennan L L P
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404


Approximate date of proposed public offering: As soon as practicable after the effectiveness of the Registration
                                              Statement.

An indefinite amount of securities is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), shall determine.


S6CVVLSL.txt

VARIABLE SURVIVORSHIP LIFE



Issued By:

Midland National Life (An Iowa Corporation)



7755 Office Plaza Drive North, Suite 105 West Des Moines, IA 50266
(605) 335-5700



Variable Survivorship Life is a last survivor variable life insurance policy issued by Midland National Life Insurance Company. Variable Survivorship Life:

* provides insurance coverage with flexibility in death benefits and premiums;

* pays a death benefit if both of the two insureds die while the contract is still in force;

* can provide substantial cash value build-up on a tax-deferred basis. However, there is no guaranteed cash value for amounts you allocate to the Investment Divisions. You bear the risk of poor investment performance for those amounts.

* lets you borrow against your contract, withdraw part of the net cash surrender value, or completely surrender your contract. Loans and withdrawals affect the cash value, and may affect the death benefit.

After the first premium, you may decide how much your premiums will be and how often you wish to pay them, within limits. You may also increase or decrease the amount of insurance protection, within limits.

Depending on the amount of premiums paid, this may or may not be a Modified Endowment contract. If it is a Modified Endowment contract, then loans and withdrawals may have negative tax consequences.

You have a limited right to examine your contract and return it to us for a refund.

You may allocate your cash value to our General Account or up to ten investment divisions. Each division invests in a specified mutual fund
portfolio.  You can choose among the following    twenty-three five
investment divisions:

1.
VIP Money Market Portfolio
2. VIP High Income Portfolio
3. VIP Equity-Income Portfolio
4. VIP Growth Portfolio
5. VIP Overseas Portfolio
6. VIP II Asset Manager Portfolio
7. VIP II Investment Grade Bond Portfolio
8. VIP II Contrafund Portfolio
9. VIP II Asset Manager: Growth Portfolio
10. VIP II Index 500 Portfolio
11. VIP III Growth & Income Portfolio
12. VIP III Balanced Portfolio
13. VIP III Growth Opportunities Portfolio
14. American Century VP Capital Appreciation Portfolio
15. American Century VP Value Portfolio
16. American Century VP Balanced Portfolio
17. American Century VP International Portfolio
18. American Century VP Income & Growth
19. MFS VIT Emerging Growth
20. MFS VIT Research
21. MFS VIT Growth with Income
22. MFS VIT New Discovery
23. Lord Abbett    VC     Growth and Income    (hereinafter referred to as Lord
Abbett VC Growth and Income)
   24. Lord Abbett Mid-Cap Value (hereinafter referred to as Lord Abbett
VC Mid-Cap Value)
25. Lord Abbett International (hereinafter referred to as Lord Abbett
VC International)

Your cash value in the investment divisions will increase or decrease based on investment performance. You bear this risk. The U.S.
Government does not insure or guarantee any of these investments.
Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus: _________ 1999.


Table of Contents

PART 1: SUMMARY                                                    4
 FEATURES OF VARIABLE SURVIVORSHIP LIFE                            4
  Death Benefit Options                                            4
  Contract Changes                                                 4
  Flexible Premium Payments                                        4
  Additional Benefits                                              4
 INVESTMENT CHOICES                                                5
 YOUR CASH VALUE                                                   5
  Transfers                                                        6
  Policy Loans                                                     6
  Withdrawing Money                                                6
  Surrendering Your Contract                                       6
 DEDUCTIONS AND CHARGES                                            6
  Deductions From Your Premiums                                    6
  Deductions From Your Cash Value                                  6
  Surrender Charges                                                7
  Portfolio Expenses                                               7
 ADDITIONAL INFORMATION ABOUT THE
 CONTRACTS                                                         8
  Your Right To Examine This Contract                              8
  Your Contract Can Lapse                                          8
  Tax Effects of Variable Survivorship Life                        8
  Illustrations                                                    9
PART 2: DETAILED INFORMATION ABOUT
VARIABLE SURVIVORSHIP LIFE                                         9
 INSURANCE FEATURES                                                9
  How the Contracts Differ From Whole Life Insurance               9
  Application for Insurance                                        9
  Death Benefit                                                    9
  Maturity Benefit                                                 11
  Changes In Variable Survivorship Life                            12
  Changing The Face Amount of Insurance                            12
  Changing Your Death Benefit Option                               12
  When Contract Changes Go Into Effect                             13
  Flexible Premium Payments                                        13
  Allocation of Premiums                                           14
  Additional Benefits                                              14
  Policy Split Option                                              15
  Extended Maturity Option                                         15
 SEPARATE ACCOUNT INVESTMENT CHOICES                               15
  Our Separate Account And Its Investment Divisions                15
  The Funds                                                        15
  Investment Policies Of The Portfolios                            16
 USING YOUR CASH VALUE                                             18
  The Cash Value                                                   18
  Amounts In Our Separate Account                                  18
  How We Determine The Accumulation Unit Value                     18
  Cash Value Transactions                                          19
  Transfers Of Cash Value                                          19
  Dollar Cost Averaging                                            19
  Contract Loans                                                   20
  Withdrawing Money From Your  Cash Value                          21
  Surrendering Your Contract                                       22
 THE GENERAL ACCOUNT                                               22
 DEDUCTIONS AND CHARGES                                            22
  Deductions From Your Premiums                                    22
  Deductions From Your Cash Value                                  23
  Charges Against The Separate Account                             24
  Transaction Charges                                              24
  How Cash Value Charges Are Allocated                             24
  Surrender Charges                                                25
  Charges In The Funds                                             25
 ADDITIONAL INFORMATION ABOUT THE
 CONTRACTS                                                         26
  Your Right To Examine The Contract                               27
  Your Contract Can Lapse                                          27
  You May Reinstate Your Contract                                  27
  Contract Periods And Anniversaries                               27
  Maturity Date                                                    28
  We Own The Assets Of Our Separate Account                        28
  Changing the Separate Account                                    28
  Limits On Our Right To Challenge The Contract                    29
  Your Payment Options                                             29
  Your Beneficiary                                                 30
  Assigning Your Contract                                          30
  When We Pay Proceeds From This Contract                          30
 TAX EFFECTS                                                       31
  Tax Status of the Policy                                         31
  Tax Treatment of Policy Benefits - In General                    31
  Tax Treatment of Distributions - Modified Endowment
  Contracts                                                        32
  Tax Treatment of Distributions - Contracts That Are
  Not Modified Endowment Contracts                                 32
  Investment in the Contract                                       33
  Loans                                                            33
  Multiple Policies                                                33
  Tax Treatment of Policy Split Option                             33
  Other Policy Owner Tax Matters                                   33
  Possible Tax Law Changes                                         33
  Possible Charge for Midland's Taxes                              34
  Other Tax Considerations                                         34
PART 3: ADDITIONAL INFORMATION                                     34
  MIDLAND NATIONAL LIFE INSURANCE
  COMPANY                                                          34
  YOUR VOTING RIGHTS AS AN OWNER                                   34
  OUR REPORTS TO CONTRACT OWNERS                                   35
  DIVIDENDS                                                        35
  MIDLAND'S SALES AND OTHER AGREEMENTS                             35
  REGULATION                                                       36
  YEAR 2000                                                        36
  DISCOUNT FOR MIDLAND EMPLOYEES                                   36
  LEGAL MATTERS                                                    37
  FINANCIAL                                                        37
  ADDITIONAL INFORMATION                                           37
 MANAGEMENT OF MIDLAND                                             38
 ILLUSTRATIONS                                                     40
 DEFINITIONS                                                       48
 PERFORMANCE                                                       50
 FINANCIAL STATEMENTS                                              51
 APPENDIX A                                                        52


This prospectus generally describes only the variable portion of the Contract, except where the General Account is specifically mentioned. Buying this contract might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance contract.

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.

PART 1: SUMMARY

In this prospectus "We", "Our", and "Us" mean Midland National Life Insurance Company.

"You" and "Your" mean the owner of the contract. We refer to the two persons who are covered by the contract as the "Insured" or "Insured Person(s)," because the owner may not be one of the insureds.

There is a list of definitions at the end of this prospectus, explaining many words and phrases used here and in the actual insurance policy.

The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force and that there is no outstanding contract loan.

FEATURES OF VARIABLE SURVIVORSHIP LIFE

Death Benefit Options

Variable Survivorship Life is life insurance on two insureds. If the contract is in force when the second of the two insureds dies, we will pay a death benefit. No benefit is paid when the first insured dies. You choose between two death benefit options:

* Option 1: death benefit equals the face amount ("Specified Amount") of the insurance contract. This is sometimes called a "level" death benefit.

* Option 2: death benefit equals the face amount plus the cash value. This is sometimes called a "variable" death benefit.

You also choose between two corridor percentages that might, in some circumstances, result in an even larger death benefit. See "Death Benefit" on page 9.

We deduct any outstanding loans and unpaid charges before paying any benefits. The beneficiary can take the death benefit in a lump sum or under a variety of payment plans.

Whether your contract lapses or remains in force can depend on the amount of your cash value (less any outstanding loans and surrender charges). The cash value, in turn, depends on the investment performance of the investment divisions you select. (The cash value also depends on the premiums you pay and the charges we deduct.) However, during the Minimum Premium Period, you can keep your policy in force by paying a certain level of premiums.

The minimum face amount is $200,000

Contract Changes

You may make limited changes to the death benefit option you have chosen. You may also increase or decrease the face amount of your contract, within limits.

Flexible Premium Payments

You may pay premiums whenever and in whatever amount you want, within certain limits. We require an initial minimum premium based on the
Joint Equal Age.   (See Appendix A for how the Joint Equal Age is
determined.)

You choose a planned periodic premium. But payment of the planned premiums does not ensure that your contract will remain in force. Additional premiums may be required to keep your policy from lapsing. You need not pay premiums according to the planned schedule. However, you can ensure that your contract stays in force during the first 5 years (the Minimum Premium Period) by paying premiums equal to the accumulated minimum premium amounts. See "Flexible Premium Payments" on page 13.

Additional Benefits

You may choose to include additional benefits in the contract by rider. These benefits may include:

   * a disability waiver benefit (to waive the cost of monthly deductions)

* extending the maturity date

* a death benefit guarantee to maturity

* additional survivor life insurance protection during the first four years

   * a benefit to waive the cost of monthly deductions upon one insured's death

* additional survivor life insurance protection until the maturity date

* insurance protection for one of the insureds

We deduct any costs of additional benefits from your cash value monthly. See "Additional Benefits" on page 14.

INVESTMENT CHOICES

You may allocate your cash value to up to ten of the following investment divisions:

1. Fidelity's Variable Insurance Products Fund (VIP) Money Market
Portfolio

2. Fidelity's Variable Insurance Products Fund (VIP) High Income
Portfolio

3. Fidelity's Variable Insurance Products Fund (VIP) Equity-Income
Portfolio

4. Fidelity's Variable Insurance Products Fund (VIP) Growth Portfolio

5. Fidelity's Variable Insurance Products Fund (VIP) Overseas Portfolio

6. Fidelity's Variable Insurance Products Fund II (VIP II) Asset
Manager Portfolio

7. Fidelity's Variable Insurance Products Fund II (VIP II) Investment Grade Bond Portfolio

8. Fidelity's Variable Insurance Products Fund II (VIP II) Contrafund
Portfolio

9. Fidelity's Variable Insurance Products Fund II (VIP II) Asset
Manager: Growth Portfolio

10. Fidelity's Variable Insurance Products Fund II (VIP II) Index 500
Portfolio

11. Fidelity's Variable Insurance Products Fund III (VIP III) Growth & Income Portfolio

12. Fidelity's Variable Insurance Products Fund III (VIP III) Balanced
Portfolio

13. Fidelity's Variable Insurance Products Fund III (VIP III) Growth Opportunities Portfolio

14. American Century VP Capital Appreciation Portfolio

15. American Century VP Value Portfolio

16. American Century VP Balanced Portfolio

17. American Century VP International Portfolio

18. American Century VP Income & Growth

19. MFS VIT Emerging Growth

20. MFS VIT Research

21. MFS VIT Growth with Income

22. MFS VIT New Discovery

23. Lord Abbett VC Growth and Income

   24. Lord Abbett VC Mid-Cap Value

25. Lord Abbett VC International

You bear the complete investment risk for all amounts allocated to any of these investment divisions. You may also allocate your cash value to our General Account, where we guarantee the safety of principal and a minimum interest rate.

For more information, see "The Funds" on page 15.

YOUR CASH VALUE

Your cash value begins with your first premium payment.  From your premium we deduct a sales charge, a premium tax, a federal tax and any
   service charges per premium expenses    .  The balance of the premium is
your beginning cash value.

Your cash value reflects:

* the amount and frequency of premium payments,

* monthly deductions for the cost of insurance and expenses,

* the investment performance of your chosen investment divisions,

* interest earned on amounts allocated to the General Account,

* loans, and

* partial withdrawals.

There is no guaranteed cash value for amounts allocated to the investment divisions.

See "The Cash Value" on page 18.

Transfers

You may transfer your cash value between the General Account and the various investment divisions. Transfers take effect when we receive your request. We require a minimum amount for each transfer, usually $200. Currently, we allow an unlimited number of transfers. We reserve the right to charge a $25 fee after the 12th transfer in a contract year. There are other limitations on transfers to and from the General Account. See "Transfers Of Cash Value" on page 19.

Policy Loans

You may borrow up to 92% of your cash surrender value (the cash value less the surrender charge). Your contract will be the sole security for the loan. Your contract states a minimum loan amount, usually $200. Contract loan interest accrues daily at an annually adjusted rate. See "Contract Loans" on page 20. Contract loan interest is not tax deductible on contracts owned by an individual. There may be federal tax consequences for taking a policy loan. See "TAX EFFECTS" on page 31.

Withdrawing Money

You may make a partial withdrawal from your cash value. The current minimum withdrawal amount is $200. The maximum partial withdrawal you can make is 50% of the net cash surrender value. The Net Cash Surrender Value is the cash surrender value (your cash value minus any surrender charge) minus any outstanding loan and loan interest due. Withdrawals are subject to other requirements. If you make more than one withdrawal in a contract year, then we deduct a service charge (no more than $25). See "Withdrawing Money From Your Cash Value" on page
21. Withdrawals and surrenders may have negative tax effects. See "TAX EFFECTS" on page 31.

Surrendering Your Contract

You can surrender your contract for cash and then we will pay you the net cash surrender value. A surrender charge may be deducted, and taxes and a tax penalty may apply. See "Surrendering Your Contract" on page 22.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

We deduct a 2.25% sales charge from each premium payment. This charge partially reimburses us for the selling and distributing costs of this contract. We also charge a 2.25% premium tax on each premium payment and 1.50% for Federal taxes. We may decrease or increase these charges depending on our taxes, and we may vary the premium tax by state. If you elect to pay premiums by Civil Service Allotment, we also deduct a 46 service charge from each premium payment. See "Deductions From Your Premiums" on page 22.

Deductions From Your Cash Value

Certain amounts are deducted from your cash value each month.

These are:

* a policy charge of $10.00 (currently, we plan to    make this deduction
for only the first 10 contract years), reduce this charge to $5.00 after the 10th contract year).

* an expense charge that is based upon the insured person's issue age, sex, risk class, and the amount of insurance under your contract

* a cost of insurance charge. The amount of this charge is based on the insured persons' issue age, sex, risk class, the contract duration, and the amount of insurance under your contract; and

* charges for additional benefits.

In addition, we deduct fees when you make:

* a partial withdrawal of net cash surrender value more than once in a contract year or

* more than twelve transfers a year between investment divisions. (We currently waive this charge).

See "Deductions From Your Cash Value" on page 23.

We also deduct a daily charge at an annual rate of 0.50% of the assets in every investment division. This rate will decrease to 0.25% after
the 10th contract year.   This charge is for certain mortality and
expense risks.

Surrender Charges

We deduct a surrender charge only if you surrender your contract for its net cash surrender value or let your contract lapse during the surrender charge period (this period is the earlier of 15 years or the
attained    Joint     Equal Age of 95).  If you keep this contract in force
for the surrender charge period, then you will not incur a surrender charge.

   The surrender charge is on a fixed schedule per thousand dollars of face amount and decreases to $0.00 after the surrender charge period. The initial surrender charge is based on the Joint Equal Age at the time of issue and the face amount. This summary of the surrender charge assumes no changes in face amount. See "Surrender Charges" on page 25. The surrender charge varies by the equal age (Appendix A describes how the equal age of a policy is determined) of the policy as determined at the time of issue. The per $1,000 surrender charge is highest in the first year of your policy and gradually decreases to $0.00 after the end of the surrender charge period (earlier of 15 years or the attained equal age of 95). The surrender charge at the time of surrender is determined by multiplying the surrender charge listed in your policy form, for the appropriate policy year, times the appropriate face amount of insurance and dividing by 1,000. If you change your face amount of insurance after your policy is issued, the face amount used in the surrender charge calculation is the highest face amount which exists during the life of your contract. See "Surrender Charges" on page 25 for samples of the per $1,000 charge for various equal ages.

Portfolio Expenses

Each investment division invests exclusively in a corresponding mutual fund portfolio. Each portfolio pays an investment advisory fee, and may also incur other operating expenses. The total expenses for each portfolio (as a percentage of assets) for the year ending December 31, 1998 are shown in the table below (except as otherwise noted).

                                           Total
                                          Expenses
                                       (after expense
Portfolio                               reimbursement)
VIP Money Market                            .30%
VIP High Income                             .70%
VIP Equity-Income(1)                        .58%
VIP Growth(1)                               .68%
VIP Overseas(1)                             .91%

VIP II Asset Manager(1)                     .64%
VIP II Investment Grade Bond                .57%
VIP II Contrafund(1)                        .70%
VIP II Asset Manager: Growth(1)             .73%
VIP II Index 500(1)                         .35%

VIP III Growth & Income(1)                  .61%
VIP III Balanced(1)                         .59%
VIP III Growth Opportunities(1)             .71%

American Century VP Capital
Appreciation                                1.00%
American Century VP Value                   1.00%
American Century VP Balanced                 0.97% 1.00%
American Century VP International           1.47%
American Century VP Income
& Growth                                    .70%

MFS VIT Emerging Growth(3)                  .85%
MFS VIT Research(3)                         .86%
MFS VIT Growth with Income(3)               .88%
MFS VIT New Discovery(2) (3)                1.17%

Lord Abbett VC Growth and Income            .51%
   Lord Abbett VC Mid-Cap Value (4) (5)        1.10%
Lord Abbett VC International (4) (5)        1.35%

(1) This portfolio used a portion of its paid brokerage commissions to reduce its expenses. Certain portfolios used credits gained as a result of uninvested cash balances to reduce custodian and transfer agent expenses. Including these reductions, total operating expenses would have been as follows:

VIP Equity-Income                           0.57%
VIP Growth                                  0.66%
VIP Overseas                                0.89%
VIP II Asset Manager                        0.63%
VIP II Index 500                            0.28%
VIP II Contrafund                           0.66%
VIP II Asset Manager: Growth                0.72%
VIP III Balanced                            0.58%
VIP III Growth Opportunities                0.70%
VIP III Growth & Income                     0.60%

(2) MFS has agreed to bear expenses for this portfolio, such that the portfolio's other expenses shall not exceed 0.25%. Without this limitation, the other expenses and total expenses would be 4.32% and 5.22% for the MFS VIT New Discovery.

(3) Each of the MFS Series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. See "Charges In The Funds" on page 25.

   (4) The expense figures shown for these portfolios are based on estimated expenses for 1999 since the portfolios were not in existence during 1998.

(5) Lord, Abbett & Co. has entered into an expense reimbursement agreement with Lord Abbett VC Mid-Cap Value and Lord Abbett VC International under which Lord, Abbett & Co. will reimburse each portfolio if and to the extent such portfolios' Other Expenses (excluding management fees) exceed or would otherwise exceed .35%

ADDITIONAL INFORMATION ABOUT THE CONTRACTS

Your Right To Examine This Contract

You have a right to examine and cancel the contract. Your cancellation request must be postmarked by the latest of the following 3 dates:

* 10 days after you receive your contract,

* 10 days after we mail you a notice of this right, or

* 45 days after you sign the contract application.

If you cancel your contract during this period, then we will return your cash value plus all of the charges we have deducted from premiums or from the investment divisions or the cash value. Expenses of the portfolios are not returned.

See "Your Right To Examine The Contract" on page 27.

Your Contract Can Lapse

Your contract remains in force if the net cash surrender value can pay the monthly charges. In addition, during the Minimum Premium Period, your contract will remain in force as long as you meet the applicable minimum premium requirements. However, the contract can lapse after the Minimum Premium Period no matter how much you pay in premiums, if the net cash surrender value is insufficient to pay the monthly charges (subject to the grace period). See "Your Contract Can Lapse" on page 27.

Tax Effects of Variable Survivorship Life

It is reasonable to conclude that a contract should qualify as a life insurance contract for federal income tax purposes, although there is some uncertainty due to lack of pertinent authority and particularly if you pay the full amount of premiums permitted under the contract. If a contract does not satisfy Section 7702 of the Internal Revenue code (defining life insurance for tax purposes), we will take appropriate and reasonable steps to try to get the contract to comply with Section 7702.

If a contract qualifies as a life insurance contract for federal income tax purposes, then the death benefit payment is not subject to federal income tax. In addition, under current federal tax law, you do not have to pay income tax on any increases in your cash value as long as they remain in your contract.

A contract may be treated as a "Modified Endowment contract" depending upon the amount of premiums paid in relation to the death benefit. If the contract is a Modified Endowment contract, then all pre-death distributions, including contract loans, will be treated first as distributions of taxable income and then as a return of your investment in the contract. In addition, prior to the taxpayer attaining age 59 1/2, such distributions generally will be subject to a 10% penalty tax.

If the contract is not a Modified Endowment contract, distributions generally will be treated first as a return of your investment in the contract and then as a distribution of taxable income. Moreover, loans will not be treated as distributions. Finally, distributions and loans from a contract that is not a Modified Endowment contract are not subject to the 10% penalty tax. See "TAX EFFECTS" on page 31.

Illustrations

This prospectus includes sample projections illustrations of hypothetical death benefits and cash surrender values, beginning on page 40. These are only hypothetical figures and are not indications of either past or anticipated future investment performance. These
hypothetical value   projections illustrations     may be helpful in
understanding the long-term effects of different levels of investment performance, charges and deductions. They may help in comparing this contract to other life insurance contracts. They indicate that if the contract is surrendered in the early contract years, the net cash surrender value may be low compared to never purchasing the policy and investing the money used as premiums at 5% per year. This demonstrates that this contract should not be purchased as a short-term investment.

PART 2: DETAILED INFORMATION

ABOUT VARIABLE

SURVIVORSHIP LIFE

INSURANCE FEATURES

This prospectus describes our Variable Survivorship Life contract. There may be contractual variances because of requirements of the state where your contract is issued.

How the Contracts Differ From Whole Life Insurance

Variable Survivorship Life (VSL) provides insurance coverage with flexibility in death benefits and premium payments. It enables you to respond to changes in your life and to take advantage of favorable financial conditions. VSL differs from traditional whole life insurance because you may choose the amount and frequency of premium payments, within limits.

In addition, VSL has two types of death benefit options. You may switch back and forth between these options. Variable Survivorship Life also allows you to change the face amount without purchasing a new insurance policy. However, evidence of insurability may be required.

Finally, VSL is called 'last survivor' or 'survivorship' because no death benefit is paid until the last, 'surviving' insured dies. No death benefit is paid and no adjustment will be made when just one insured dies.

Application for Insurance

To apply for a contract you must submit a completed application on both insureds. We decide whether to issue a contract based on the information in the application and our standards for issuing insurance and classifying risks. If we decide not to issue a contract, then we will return the sum of premiums paid plus interest credited. The maximum individual issue age is 85 and the minimum individual issue age is 20. The maximum Joint Equal Age is 85 and the minimum Joint Equal Age is 20. The Joint Equal Age of the policy is a single age which is derived from the two individual ages, substandard ratings, risk classes and sexes of the two insureds on the policy. We will determine the Joint Equal Age for each policy as shown in Appendix A.

Death Benefit

Death Benefit Options: We pay the death benefit to the beneficiary after the last surviving insured dies (outstanding indebtedness will be deducted from the proceeds). As the owner, you may choose between two death benefit options:

* Option 1 provides a benefit that equals the face amount of the contract. This "level" death benefit is for owners who prefer insurance coverage that does not vary in amount and has lower insurance charges. Except as described below, the death benefit under option 1 is level or fixed at the face amount.

* Option 2 provides a benefit that equals the face amount of the contract plus the cash value on the day the insured person dies. This "variable" death benefit is for owners who prefer to have investment performance reflected in the amount of their insurance coverage. Under Option 2, the value of the death benefit fluctuates with your cash value.

Death Benefit Corridor Percentages. You also choose between two death benefit corridor percentage tables. These percentages are applied to the cash value at the death of the second insured, and if that result is greater than that described above, then it will be the death benefit amount.

The percentage is 250% up to age 40, and then the percentages generally decline as the insured person gets older. This alternative minimum death benefit will be the cash value on the day the last surviving insured dies multiplied by the corridor percentage for the younger insured's age. For this purpose, age is the attained age (age last birthday) at the beginning of the contract year of the younger insured. (If the younger insured dies first, then the younger insured's nominal age is used; that is the age the younger insured would have attained if he or she were still alive at the survivor's death.)

You can choose either a standard corridor percentage table or an enhanced corridor percentage table (both tables are available under either death benefit option 1 or option 2).  The tables are the same for ages 0 through 85. The difference is that the enhanced corridor percentage table provides a higher multiple of your cash values for
attained ages 86 through    95 94    .  As a result, your beneficiaries may
receive a larger death benefit if the last survivor dies when the younger insured's attained age (or nominal attained age) is between 86
and    95 94.  However, when the death benefit is larger, we deduct higher cost of insurance charges from your cash value (because the charge is based on the difference between the cash value and the death benefit amount). This results in a lower cash value, which would eventually result in a lower death benefit than under the standard corridor percentage table. However, this is not guaranteed to occur and you should run a hypothetical illustration for your particular face amount and anticipated premium contribution levels to see how the death benefits and cash values compare between the enhanced and standard corridor tables. Your actual death benefits will depend on your actual cash value and the younger insured's attained age (or nominal age) at the time of the death of the last survivor.

Once your contract is issued, you can never change the corridor percentage table that you selected.



The standard and the enhanced corridor percentage tables are shown below:

Standard Death Benefit
Corridor Percentage Table
                   The Death                     The Death
                   Benefit Will                  Benefit Will
                   Be At Least                   Be At Least
    If The         Equal To       If The         Equal To
    Younger        This Percent   Younger        This Percent
    Insured's      of The         Insured's      of The
    Age Is         Cash Value     Age Is         Cash Value
    0-40           250%           60             130%
    41             243%           61             128%
    42             236%           62             126%
    43             229%           63             124%
    44             222%           64             122%

    45             215%           65             120%
    46             209%           66             119%
    47             203%           67             118%
    48             197%           68             117%
    49             191%           69             116%

    50             185%           70             115%
    51             178%           71             113%
    52             171%           72             111%
    53             164%           73             109%
    54             157%           74             107%

    55             150%           75-90          105%
    56             146%           91             104%
    57             142%           92             103%
    58             138%           93             102%
    59             134%           94             101%
                                  95-99          100%

These percentages are based on federal income tax law which require a minimum death benefit, in relation to cash value, for your contract to qualify as life insurance.

Enhanced Death Benefit
Corridor Percentage Table
                   The Death                     The Death
                   Benefit Will                  Benefit Will
                   Be At Least                   Be At Least
    If The         Equal To       If The         Equal To
    Younger        This Percent   Younger        This Percent
    Insured's      of The         Insured's      of The
    Age Is         Cash Value     Age Is         Cash Value
    0-40           250%           65             120%
    41             243%           66             119%
    42             236%           67             118%
    43             229%           68             117%
    44             222%           69             116%

    45             215%           70             115%
    46             209%           71             113%
    47             203%           72             111%
    48             197%           73             109%
    49             191%           74             107%

    50             185%           75-85          105%
    51             178%           86             109%
    52             171%           87             113%
    53             164%           88             118%
    54             157%           89             122%

    55             150%           90             126%
    56             146%           91             121%
    57             142%           92             115%
    58             138%           93             110%
    59             134%           94             105%

    60             130%           95             100%
    61             128%           96             100%
    62             126%           97             100%
    63             124%           98             100%
    64             122%           99             100%

The following example will clarify how these factors work.  Assume the
younger insured person is 55 years old and the face amount is    $100,000
$200,000    .  The "corridor percentage" at that age is 150%.  Under Option
1, the death benefit will generally be     $100,000 $200,000    . However, when
the cash value is greater than    $66,666.67 $133,333.33    , the corridor
percentage applies and the death benefit will be greater than    $100,000
$200,000     (since 150% of    $66,666.67 $133,333.33 equals $100,000
$200,000)    .  In this case, at age 55, we multiply the cash value by a
factor of 150%.  So if the cash value were    $70,000 $140,000    , then the
death benefit would be    $105,000 $210,000    .

Under Option 2, the death benefit is the face amount plus the cash value.  In this example, if the younger insured is 55 years-old, the
face amount is     $100,000 $200,000    , and the cash value is    $200,000
$400,000    , then the death benefit would be    $300,000 $600,000    .  This
figure results from either: (a) adding the face amount to the cash value or (b) multiplying the cash value by the corridor percentage.
For all cash values higher than this level, the corridor percentage would apply.  Therefore, for every $1.00 added to the cash value above
   $200,000 $400,000    , the death benefit would increase by $1.50 (at that
age).

Under any option, the length of time your contract remains in force depends on the net cash surrender value of your contract and whether you meet the Minimum Premium Period requirements. Your coverage lasts as long as your net cash surrender value can cover the monthly deductions from your cash value. In addition, during the Minimum Premium Period, your contract remains in force if the sum of your premium payments (minus any loans or withdrawals) is greater than the sum of the monthly minimum premiums for all of the contract months since the contract was issued.

The investment performances of the investment divisions and the interest earned in the General Account affect your cash value.
Therefore, the returns from these investment options can affect the length of time your contract remains in force.

The minimum initial face amount is $200,000.

Notice and Proof of Death. We require satisfactory proof of both insured's death before we pay the death benefit. That can be a certified copy of a death certificate, a written statement by the attending physician, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

You should notify us of the first insured's death as soon as possible after it occurs. You should submit proof of death at that time, because it will probably be easier to obtain proof of death shortly after it occurs instead of possibly years later. This will help avoid delay in making payment after the survivor's death, and it may affect an additional benefit provided by rider.

Maturity Benefit

If at least one insured person is still living on the maturity date, we will pay you the cash value minus any outstanding loans. The contract will then end. The maturity date is the contract anniversary after the
younger insured person's 100th birthday.     If Yyour policy contains the
an Extended Maturity Rider option and, you may extend the maturity date. See "Additional Benefits" "Extended Maturity Option" on page 14.
15

Changes In Variable Survivorship Life

Variable Survivorship Life gives you the flexibility to choose from a variety of strategies that enable you to increase or decrease your insurance protection.

A reduction in face amount lessens the emphasis on a contract's insurance coverage by reducing both the death benefit and the amount of pure insurance provided. The amount of pure insurance is the difference between the cash value and the death benefit. This is the amount of risk we take. A reduced amount at risk results in lower cost of insurance deductions from your cash value.

A partial withdrawal reduces the cash value and may reduce the death benefit, while providing you with a cash payment, but generally does not reduce the amount at risk. Choosing not to make premium payments may have the effect of reducing the cash value. Under death benefit option 1, reducing the cash value increases the amount at risk (thereby increasing the cost of insurance deductions) while leaving the death benefit unchanged; under death benefit option 2, it decreases the death benefit while leaving the amount at risk unchanged.

Increases in the face amount have the exact opposite effect of decreases.

Changing The Face Amount of Insurance

You may change the face amount of your contract by sending a written request to our executive office. You can only change the face amount twice each contract year. All changes are subject to our approval and to the following conditions.

For increases:

* Increases in the face amount must be at least $50,000.

* To increase the face amount, you must provide satisfactory evidence of insurability for both insureds. If either insured person has become a more expensive risk, then we charge higher cost of insurance fees for the additional amounts of insurance (we may change this procedure in the future).

* Monthly cost of insurance deductions from your cash value will increase. There will also be a surrender charge increase and a minimum premium increase. These begin on the date the face amount increase takes effect.

* The right to examine this contract does not apply to face amount increases. (It only applies when you first buy the contract.)

For decreases:

* You cannot reduce the face amount below the minimum we require to issue this contract at the time of the reduction.

* Monthly cost of insurance deductions from your cash value will decrease.

* The federal tax law may limit a decrease in the face amount.

* If you request a face amount decrease after you have already increased the face amount at substandard (i.e., higher) risk charges, and the original face amount was at standard risk charges, then we will first decrease the face amount that is at substandard higher risk charges. We may change this procedure.

Changing the face amount of insurance may have tax consequences. You should consult a tax advisor before changing the face amount of insurance.

Changing Your Death Benefit Option

You may change your death benefit option by sending a written request to our executive office. (However, as noted above, you cannot change your corridor percentage table.) We require satisfactory evidence of insurability (for both insureds) to change the death benefit option.

If you change from option 1 to option 2, the face amount decreases by your cash value on the date of the change. This keeps the death benefit and amount at risk the same as before the change. We may not allow a change in death benefit option if it would reduce the face amount below the minimum we require to issue this contract at the time of the reduction.

If you change from option 2 to option 1, then the face amount increases by the amount of your cash value on the date of the change. These increases and decreases in face amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk. This is the amount on which the cost of insurance charges are based.

Changing the death benefit option may have tax consequences. You should consult a tax advisor before changing the death benefit option.

When Contract Changes Go Into Effect

Any changes in the face amount or the death benefit option will go into effect on the monthly anniversary following the date we approved your request. After your request is approved, you will receive a written notice showing each change. You should attach this notice to your contract. We may also ask you to return your contract to us at our executive office so that we can make a change. We will notify you if we do not approve a change you request. For example, we might not approve a change that would disqualify your contract as life insurance for income tax purposes.

Contract changes may have negative tax consequences. See "TAX EFFECTS" on page 31.

Flexible Premium Payments

You may choose the amount and frequency of premium payments, within the limits described below.

Even though your premiums are flexible, your contract information page will show a "planned" periodic premium. You determine the planned premiums when you apply and can change them at any time. You will specify the frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may be monthly if paid by pre-authorized check. Premiums may be bi-weekly if paid by Civil Service Allotment. The planned premiums may not be enough to keep your contract in force.

The insurance goes into effect when we receive your initial minimum premium payment (and approve your application). We determine the initial minimum premium based on:

1) the ages, sexes and rating classes of the insured persons,

2) the initial face amount of the contract, and

3) any additional benefits selected.

All premium payments should be payable to "Midland". After your first premium payment, all additional premiums should be sent directly to our executive office.

We will send you premium reminders based on your planned premium schedule. You may make the planned payment, skip the planned payment, or change the frequency or the amount of the payment. Generally, you may pay premiums at any time. Amounts must be at least $50, unless made by pre-authorized check. Amounts made by pre-authorized check can be as low as $30.

Payment of the planned premiums does not guarantee that your contract will stay in force. Additional premium payments may be necessary. The planned premiums increase when the face amount of insurance increases.

If you send us a premium payment that would cause your contract to cease to qualify as life insurance under Federal tax law, we will notify you and return that portion of the premium that would cause the disqualification.

Premium Provisions During The Minimum Premium Period. During the Minimum Premium Period, you can keep your contract in force by meeting a minimum premium requirement. The Minimum Premium Period lasts until the 5th contract anniversary. A monthly minimum premium is shown on your contract information page. (This is not the same as the planned premiums.) The minimum premium requirement will be satisfied if the sum of premiums you have paid, less your loans or withdrawals, is more than the sum of the monthly minimum premiums required to that date. The minimum premium increases when the face amount increases.

During the Minimum Premium Period, your contract will lapse if:

* the net cash surrender value cannot cover the monthly deductions from your cash value; and

* the premiums you have paid, less your loans or withdrawals, are less than the total monthly minimum premiums required to that date.

This contract lapse can occur even if you pay all of the planned premiums.

Premium Provisions After The Minimum Premium Period. After the Minimum Premium Period, your contract will lapse if the net cash surrender value cannot cover the monthly deductions from your cash value. Paying your planned premiums may not be sufficient to maintain your contract because of investment performance, charges and deductions, contract changes or other factors. Therefore, additional premiums may be necessary to keep your contract in force.

Allocation of Premiums

Each net premium will be allocated to the investment divisions or to our General Account on the day we receive it (except that any premium received before the record date (which is the date we issue the contract) will not be allocated or invested until the record date).
The net premium is the premium minus a sales charge, a state premium
tax charge, a federal tax charge    and any expense charges a service
charge (deducted only if you are on a Civil Service Allotment Premium
Mode) Each premium is put into your cash value according to your instructions. Your contract application may provide directions to allocate net premiums to our General Account or the investment divisions. You may not allocate your cash value to more than 10 investment divisions at any one point in time. Your allocation instructions will apply to all of your premiums unless you write to our executive office with new instructions. Allocation percentages may be any whole number from 0 to 100. The sum of the allocation percentages must equal 100. Of course, you may choose not to allocate a premium to any particular investment division. See "THE GENERAL ACCOUNT" on page
22. Any premium received before the record date will be held and earn interest in the General Account until the day after the record date. When this period ends your instructions will dictate how we allocate it.

Additional Benefits

You may include additional benefits in your contract. Certain benefits result in an additional monthly deduction from your cash value. You may cancel these benefits at any time. The following briefly summarizes the additional benefits that are currently available:

   (1) Disability Waiver Benefit: With this benefit, we waive monthly charges from the cash value if the designated insured person becomes totally disabled on or after his/her 20th birthday and the disability continues for at least 6 months. If a disability starts before the contract anniversary following the designated insured person's 60th birthday, then we will waive monthly deductions for as long as the disability continues. The designated insured is the person named in the Disability Waiver Benefit application as the person on whom coverage should apply.

(2) Extended Maturity Option: With this benefit, we will extend the maturity date indefinitely, or as long as allowed by the IRS. If at least one of the insureds is living on the maturity date and this contract is still in force, this benefit will transfer all the cash value to the General Account and will cease all cash value deductions. This will allow the policy to remain in force until the last survivor dies or the policy is surrendered.

(3)  (1)    Death Benefit Guarantee to Maturity:  With this benefit, the policy is guaranteed to remain in force until the maturity date if a sufficient premium is paid. The premium required to provide this guarantee is substantially higher than the minimum premium.

   (4) Death Waiver Benefit: This benefit will waive all future monthly charges from the cash value if the selected insured dies before the other insured. The selected insured is the individual named in the policy application for the Death Waiver Benefit.

(5) (2)      Additional Four Year Survivor Insurance:  This benefit
provides an additional death benefit if both insureds die during the first 4 years the contract is in force.

   (6) Additional Survivor Insurance: This benefit provides an additional death benefit if the survivor dies while this benefit is in force.

(7) (3)      Single Life Insurance:  With this benefit, an additional death benefit will be paid upon the death of the selected insured. The selected insured is the individual named in the policy application for the Single Life Insurance coverage.

Policy Split Option

This feature allows the contract to be split into two individual contracts if both insureds submit satisfactory evidence of
insurability.  There is no charge for this option.  The death benefit for each individual policy may be for any amount as long as the total death benefit does not exceed the death benefit under the Variable
Survivorship Life.  The surrender charge    for the existing Variable
Survivorship Life Policy     is waived at the time the policy split option
is exercised.  Any cash value and loan value will be split in the same
proportion as the death benefit.     The individual contracts issued
during the exercise of the policy split option will be two new non-variable individual policies with each one subject to that particular policy's expense and surrender charge amounts and time periods. All of the contract provisions of the two new non-variable individual policies, including the surrender charge period, will begin anew just as if you had purchased a new contract.

   Extended Maturity Option

This option allows the maturity date to be extended indefinitely, or as long as allowed by the IRS. If at least one insured is alive on the maturity date and this contract is still in force, this option may be elected. In order to elect this option, all of the Cash Value must be transferred to either the General Account or the Money Market Investment Division and the death benefit option must be elected as Option 1. Once your policy is extended beyond the Maturity Date, there will be no further monthly deductions and we will only allow transfers to the General Account or the Money Market Investment Division. Furthermore, we will not allow any of the following to occur:



* Increase in the Specified Amount of Insurance

* Changes in the Death Benefit Options

* Contract Loans

* Premium Payments



SEPARATE ACCOUNT INVESTMENT CHOICES

Our Separate Account And Its Investment Divisions

The "Separate Account" is our Separate Account A, established under the insurance laws of the State of South Dakota. It is a unit investment trust registered with the Securities and Exchange Commission (SEC)
under the Investment Company Act of 1940 but this registration does not involve any SEC supervision of its management or investment policies.
The Separate Account meets the definition of a "Separate Account" under the federal securities laws. The Separate Account has a number of investment divisions, each of which invests in the shares of a corresponding portfolio of the Funds. You may allocate part or all of
your net premiums to ten (at any one time) of the    twenty-three twenty-
five     investment divisions of our Separate Account.

The Funds

Each of the    23 25     portfolios available under the contract is a "series"
of one of the following investment companies:

1. Fidelity's Variable Insurance Products Fund,

2. Fidelity's Variable Insurance Products Fund II,

3. Fidelity's Variable Insurance Products Fund III,

4. American Century Variable Portfolios, Inc.,

5. MFS(r) Variable Insurance Trusts, and

6. Lord Abbett's Series Fund, Inc.

The Funds' shares are bought and sold by our Separate Account at net asset value. More detailed information about the Funds and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus.

Midland may from time to time receive revenue from the Funds and/or from their managers. The amounts of the revenue, if any, may be based on the amount of Midland's investments in the Funds.

Investment Policies Of The Portfolios

Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:





Portfolio

Objective

VIP High

Income

Seeks a high level of current income by investing primarily in income-producing debt securities while also considering growth of capital. Policy owners should understand that the fund's unit price may be volatile due to the nature of the high yield bond marketplace.

VIP Equity-Income

Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Manager will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

VIP Growth

Seeks capital appreciation by investing in common stocks. The adviser invests the fund's assets in companies the adviser believes have above-average growth potential.

VIP Overseas

Seeks long-term growth of capital, primarily through investments in foreign securities.

VIP II Asset Manager

Seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term instruments.

VIP II Investment

Grade Bond

Seeks a high a level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment-grade bonds.

VIP II Contrafund

Seeks to achieve capital appreciation over the long term by investing in common stocks and securities of companies whose value the manager believes is not fully recognized by the public.

VIP II

Asset Manager: Growth

Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.

VIP II Index 500

Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States by duplicating the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.

VIP III Growth & Income

Seeks high total return, combining current income and capital appreciation. Invests mainly in stocks that pay current dividends and show potential for capital appreciation.

VIP III Balanced

Seeks both income and growth of capital. When FMR's outlook is neutral, it will invest approximately 60% of the fund's assets in equity securities and will always invest at least 25% of the fund's assets in fixed-income senior securities.

VIP III Growth Opportunities

Seeks capital growth by investing primarily in common stocks. Although the fund invests primarily in common stocks, it has the ability to purchase other securities, including bonds, which may be lower-quality debt securities.

American Century

VP Capital

Appreciation

Seeks capital growth by investing primarily in common stocks that management considers to have better-than-average prospects for appreciation.

American Century

VP Value

Seeks long-term capital growth with income as a secondary objective. Invests primarily in equity securities of well-established companies that management believes to be under-valued.

American Century

VP Balanced

Seeks capital growth and current income. Invests approximately 60 percent of its assets in common stocks that management considers to have better than average potential for appreciation and the rest in fixed income securities.

American Century

VP International

Seeks capital growth by investing primarily in securities of foreign companies that management believes to have potential for appreciation.

American Century

VP Income & Growth

Seeks dividend growth, current income and capital appreciation. The Portfolio will seek to achieve its investment objective by investing in common stocks.

MFS VIT

Emerging Growth

Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth capital.

MFS VIT Research

Seeks to provide long-term growth of capital and future income.

MFS VIT Growth

with Income

Seeks to provide reasonable current income and long-term growth of capital and income.

MFS VIT New Discovery

Seeks capital appreciation.

Lord Abbett VC Growth and Income

Seeks long-term growth of capital and income without excessive fluctuation in market value.

   Lord Abbett VC Mid-Cap Value

Seeks capital appreciation through investments, primarily in equity securities which are believed to be undervalued in the marketplace.

Lord Abbett VC International

Seeks long-term capital appreciation, by investing primarily in equity securities of non-U.S. issuers.

Fidelity Management & Research Company manages the VIP, VIP II and VIP III portfolios. American Century Investment Management, Inc. manages the American Century VP Portfolios. MFS(r) Services Company manages the MFS Variable Insurance Trusts. Lord Abbett & Co. manages the Lord Abbett Series Fund, Inc.

The Fund portfolios available under these contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment advisor or manager. Nevertheless, the investment performance and results of any of the Funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment advisor or manager and the same investment objectives and policies and a very similar or nearly identical name.

USING YOUR CASH VALUE

The Cash Value

Your cash value is the sum of your amounts in the various investment divisions and in the General Account (including any amount in our General Account securing a contract loan). Your cash value reflects various charges. See "DEDUCTIONS AND CHARGES" on page 22. Monthly deductions are made on the first day of each contract month. Transaction and surrender charges are made on the effective date of the transaction. Charges against our Separate Account are reflected daily.

We guarantee amounts allocated to the General Account. There is no guaranteed minimum cash value for amounts allocated to the investment divisions of our Separate Account. You bear that investment risk. An investment division's performance will cause your cash value to go up or down.

Amounts In Our Separate Account

Amounts allocated or transferred to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when you allocate premiums, repay loans or transfer amounts to that division. Accumulation units are redeemed when you make withdrawals or transfer amounts from an investment division (including transfers for loans), when we make monthly deductions and charges, and when we pay the death benefit. The number of accumulation units purchased or redeemed in an investment division is calculated by dividing the dollar amount of the transaction by the division's accumulation unit value at the end of that day. The value you have in an investment division is the accumulation unit value times the number of accumulation units credited to you. The number of accumulation units credited to you will not vary because of changes in accumulation unit values.

How We Determine The Accumulation Unit Value

We determine accumulation unit values for the investment divisions at the end of each business day. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the Funds. They reflect investment income, the portfolio's realized and unrealized capital gains and losses, the Funds' expenses, and our deductions and charges. The accumulation unit value for each investment division is set at $10.00 on the first day there are contract transactions in our Separate Account associated with these contracts. After that, the accumulation unit value for any business day is equal to the accumulation unit value for the previous business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

* We take the value of the shares belonging to the division in the corresponding Fund portfolio at the close of business that day (before giving effect to any contract transactions for that day, such as premium payments or surrenders). We use the share value reported to us by the Fund.

* We add any dividends or capital gains distributions paid by the portfolio on that day.

* We divide this amount by the value of the amounts in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

* We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday and Sunday). The daily charge is .0013733%, which is an effective annual rate of 0.50%. We will reduce this charge to 0.25% after the 10th contract year. (See "Mortality and Expense Risks" on page 24.)

* We may subtract any daily charge for taxes or amounts set aside as tax reserves.

Cash Value Transactions

The transactions described below may have different effects on your cash value, death benefit, face amount or cost of insurance changes. You should consider the net effects before making any cash value transactions. Certain transactions have fees. Remember that upon completion of these transactions, you may not have your cash value allocated to more than 10 investment divisions.

Transfers Of Cash Value

You may transfer amounts among the investment divisions and between the General Account and any investment divisions. To make a transfer of cash value, write to our executive office. Currently, you may make an unlimited number of transfers of cash value in each contract year. But we reserve the right to assess a $25 charge after the 12th transfer in a contract year. If we charge you for making a transfer, then we will allocate the charge as described under "Deductions and Charges - How Cash Value Charges Are Allocated" on page 24. Although a single transfer request may include multiple transfers, it will be considered a single transfer for fee purposes.

Transfer requests received before 3:00 p.m. (Central Standard Time)
will take affect on the same day if that day is a business day. Otherwise, the transfer request will take affect on the business day
following the day we receive your request.    The unit values are
determined on the day the transfer takes affect.  Transfers are effected at unit values determined at the close of business on the day
the transfer takes affect.      The minimum transfer amount is $200.  The
minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum.

The total amount that can be transferred from the General Account to the Separate Account, in any contract year, cannot exceed the larger of:

1. 25% of the unloaned amount in the General Account at the beginning of the contract year, or

2. $25,000

These limits do not apply to transfers made in a Dollar Cost Averaging program that occurs over a time period of 12 or more months.

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program enables you to make monthly transfers of a predetermined dollar amount from the DCA source account (any investment division or the General Account) into one or more of the investment divisions. By allocating monthly, as opposed to allocating the total amount at one time, you may reduce the impact of market fluctuations. This plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. You must complete the proper request form, and there must be a sufficient amount in the DCA source account. The minimum amount required in the DCA source account for DCA to begin is the sum of $2,400 and the minimum premium. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account. The DCA election will specify:

a. The DCA source account from which DCA transfers will be made,

b. That any money received with the form is to be placed into the DCA source account,

c. The total monthly amount to be transferred to the other investment divisions, and

d. How that monthly amount is to be allocated among the investment divisions.

The DCA request form must be received with any premium payments you intend to apply to DCA.

Once DCA is elected, additional premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless you specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.

If it is requested when the contract is issued, then DCA will start at the beginning of the 2nd contract month. If it is requested after issue, then DCA will start at the beginning of the 1st contract month which occurs at least 30 days after the request is received.

DCA will last until the value in the DCA source account falls below the allowable limit or until we receive your written termination request. DCA automatically terminates on the maturity date.

   Transfers made through a DCA Program that extends over a time period of 12 or more months are not included in counting the number of transfers of Cash Value.

We reserve the right to end the DCA program by sending you one month's notice.

Contract Loans

Whenever your contract has a net cash surrender value, you may borrow up to 92% of the cash surrender value using only your contract as security for the loan.

We pay you interest on this loaned amount, currently at an annual rate
of    4% 3.5%.      (We charge you interest on the loaned amount at a higher
rate, see below.)

A loan taken from, or secured by, a contract may have federal income tax consequences. See "TAX EFFECTS" on page 31.

You may request a loan by contacting our executive office. You should tell us how much of the loan you want taken from your unloaned amount in the General Account or from the Separate Account investment divisions. If you do not tell us how to allocate your loan, the loan will be allocated according to your deduction allocation percentages as described under "How Cash Value Charges Are Allocated" on page 24. If the loan cannot be allocated this way, then we will allocate it in proportion to the unloaned amounts of your cash value in the General Account and each investment division. We will redeem units from each investment division equal in value to the amount of the loan allocated to that investment division (and transfer these amounts to the General Account).

If you request an additional loan, then the outstanding loan and loan interest will be added to the additional loan amount and the original loan will be canceled. Thus, you will only have one outstanding loan.

Contract Loan Interest.     Interest Currently Interest     on a contract loan
accrues daily at an annual interest rate of    6% 4.25%. We guarantee that
this rate will not exceed 8%,

After the 10th contract year, we guarantee that the annual rate of
interest charged on the contract loan will equal    4% 3.5%     (which is
equal to the interest rate paid on the loaned portion of the cash
value) for the portion of the loan that is from earnings    (that is, the
portion that does not exceed the cash value minus total premiums paid). (the earnings of the policy is equal to the cash value minus total premiums paid).

Interest is due on each contract anniversary. If you do not pay the interest when it is due, then it will be added to your outstanding loan and allocated based on the deduction allocation percentages for your cash value. This means we make an additional loan to pay the interest and will transfer amounts from the General Account or the investment divisions to make the loan. If we cannot allocate the interest based on these percentages, then we will allocate it as described above for allocating your loan.

Repaying The Loan. You may repay all or part of a contract loan while your contract is in force. While you have a contract loan, we assume that any money you send us is meant to repay the loan. If you wish to have any of these payments serve as premium payments, then you must tell us in writing.

You may choose how you want us to allocate your repayments. If you do not give us instructions, we will allocate your repayments based on your premium allocation percentages.

The Effects Of A Contract Loan On Your Cash Value. A loan against your contract will have a permanent effect on your cash value and benefits, even if the loan is repaid. When you borrow on your contract, we transfer your loan amount into our General Account where it earns a declared rate of interest. You cannot invest that loan amount in any Separate Account investment divisions. You may earn more or less on the loan amount, depending on the performance of the investment divisions and whether they are better or worse than the rates declared for the unloaned portion of the General Account.

Your Contract May Lapse. Your loan may affect the amount of time that your contract remains in force. For example, your contract may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken from your cash value. If these deductions are more than the net cash surrender value of your contract, then the contract's lapse provisions may apply. Since the contract permits loans up to 92% of the cash surrender value, loan repayments or additional premium payments may be required to keep the contract in force, especially if you borrow the maximum. If your policy lapses with a loan outstanding, there may be adverse tax conseqeuences.

Withdrawing Money From Your  Cash Value

You may request a partial withdrawal of your net cash surrender value by writing to our executive office. You will not incur a surrender charge. Partial withdrawals are subject to certain conditions. They must:

* be at least $200,

* total no more than 50% of the net cash surrender value in any contract year,

* allow the death benefit to remain above the minimum for which we would issue the contract at that time,

* allow the contract to still qualify as life insurance under applicable tax law.

You may specify how much of the withdrawal you want taken from each investment division. If you do not tell us, then we will make the withdrawal as described in "Deductions and Charges - How Cash Value Charges Are Allocated" on page 24. A withdrawal may have adverse tax consequences.

Withdrawal Charges. When you make a partial withdrawal more than once in a contract year, a charge of $25 (or 2% of the amount withdrawn, whichever is less), will be deducted from your cash value. If you do not give us instructions for deducting the charge, then it will be deducted as described under "Deductions and Charges - How Cash Value Charges Are Allocated" on page 24.

In general, we do not permit you to make a withdrawal on monies for which your premium check has not cleared your bank.

The Effects Of A Partial Withdrawal. A partial withdrawal reduces the amount in your cash value, the cash surrender value and generally the death benefit on a dollar-for-dollar basis. If the death benefit is based on the corridor percentage multiple, then the death benefit reduction could be greater. If you have death benefit option 1, then we will also reduce the face amount of your contract so that there will be no change in the net amount at risk. We will send you a new contract information page to reflect this change. Both the withdrawal and any reductions will be effective as of the date we receive your request at our executive office.

A contract loan might be better than a partial withdrawal if you need temporary cash.

Surrendering Your Contract

You may surrender your contract for its net cash surrender value while at least one of the insured persons is living.  You do this by sending both a written request and the contract to our executive office.  The net cash surrender value equals the cash surrender value minus any loan outstanding (including loan interest). During the surrender charge
period (earlier of 15 years or the attained    Joint     Equal Age of 95), the
cash surrender value is the cash value minus the surrender charge.
After the surrender charge period, the cash surrender value equals the cash value. We will compute the net cash surrender value as of the date we receive your request and contract at our executive office. All of your insurance coverage will end on that date. A surrender may have adverse tax consequences.

THE GENERAL ACCOUNT

You may allocate all or some of your cash value to the General Account. The General Account pays interest at a declared rate. We guarantee the principal after deductions. The General Account supports our insurance and annuity obligations. Because of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus for your information and which relate to the General Account.

You may accumulate amounts in the General Account by:

* allocating net premium and loan payments,

* transferring amounts from the investment divisions,

* securing any contract loans, or

* earning interest on amounts you already have in the General Account.

This amount is reduced by transfers, withdrawals and allocated deductions.

We pay interest on all your amounts in the General Account. The annual interest rates will never be less than 3.5%. We may, at our sole discretion, credit interest in excess of 3.5%. You assume the risk that interest credited may not exceed 3.5%. We may pay different rates on unloaned and loaned amounts in the General Account. Interest compounds daily at an effective annual rate that equals the annual rate we declared.

You may request a transfer between the General Account and one or more of the investment divisions, within limits. See "Transfers of Cash Value" on page 19.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

We deduct a sales charge, a premium tax charge, and a federal tax charges from each premium. These three charges total 6% of each premium. In addition, in some cases we also deduct a service charge. The rest of each premium (called the net premium) is placed in your cash value.

Sales Charge. We deduct a 2.25% sales charge from each premium payment. This charge partially reimburses us for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses. (We also deduct a surrender charge if you surrender your contract for its net cash surrender value or let your contract lapse during the surrender charge period. See "Surrender Charges" on page 25.)

   Since the charge is a percentage of your premium, the amount of the charge will vary with the amount of the premium.

Premium Tax Charge. Some states and other jurisdictions (cities, counties, municipalities) tax premium payments and some levy other charges. We deduct 2.25% of each premium for those tax charges. These tax rates currently range from 0.75% to 4%. We expect to pay an average of 2.25% in premium tax because of certain retaliatory provisions in the premium tax regulations. If we pay less, we may change the premium tax charge for that premium.

This is a tax to Midland so you cannot deduct it on your income tax return. Since the charge is a percentage of your premium, the amount of the charge will vary with the amount of the premium.

We may increase this charge if our premium tax expenses increase. We reserve the right to vary this charge by state. If we make such a change, then we will notify you.

Federal Tax Charge.  A charge equal to 1.50% is deducted from each
premium to pay applicable Federal taxes.    This is a tax to Midland so
you cannot deduct it on your income tax return. Since the charge is a percentage of your premium, the amount of the charge will vary with the amount of the premium.

We reserve the right to change this charge to reflect any changes in
the law.    If we make such a change, then we will notify you.

Service Charge. If you have chosen the Civil Service Allotment Mode, then we deduct $.46 from each premium payment. The $.46 covers the extra expenses we incur in processing bi-weekly premium payments.

Deductions From Your Cash Value

At the beginning of each contract month (including the contract date), the following three deductions are taken from your cash value:

1. Policy Charge:  This charge is $10.00 per month (currently we plan
to    reduce this charge to $5.00 after the 10th contract year make this
deduction for the first 10 years only    , but we reserve the right to
   deduct it keep it at $10      throughout the life of the contract). This
charge covers the continuing costs of maintaining your contract, such as premium billing and collections, claim processing, contract transactions, record keeping, communications with owners and other expense and overhead items.

2. Expense Charge.  The expense charge is based on the amount of insurance on your contract and is only deducted during the first 10
contract years.  This charge varies based on the    Joint     Equal Age of the
policy at the time of issue. This monthly charge ranges from $.065 for each $1,000 of insurance to $.782 for each $1,000 of insurance. This charge is used to recover certain sales expenses and distribution expenses. In addition, we expect to profit from this charge.

3. Charges for Additional Benefits: Monthly deductions are made for the cost of any additional benefits (riders). We may change these charges, but your contract contains tables showing the guaranteed maximum rates for all of these insurance costs.

4. Cost of Insurance Charge: The cost of insurance is our current monthly cost of insurance rate times the amount at risk at the beginning of the contract month. If the current death benefit for the month is increased due to the requirements of Federal tax law, then your amount at risk for the month will also increase. For this purpose, your cash value amount is determined before deduction of the cost of insurance charge, but after all of the other deductions due on that date. The amount of the cost of insurance charge will vary from month to month with changes in the amount at risk.

The cost of insurance rate is based on the sex, issue age, duration, and rating class of each insured person at the time of the charge. We place an insured person who is a standard risk in the following rate classes: preferred non-smoker, non-smoker, and smoker. An insured person may also be placed in a rate class involving a higher mortality risk, known as a substandard class. We may change the cost of insurance rates, but they will never be more than the guaranteed maximum rates set forth in your contract. The maximum charges are based on the charges specified in the Commissioner's 1980 Standard Ordinary Mortality Table.

If Variable Survivorship Life is purchased in connection with an employment-related insurance or benefit plan, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964. In 1983, the United States Supreme Court held that under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

The non-smoker cost of insurance rates are lower than the smoker cost of insurance rates. To qualify, an insured must be a standard risk and must meet additional requirements that relate to smoking habits. The reduced cost of insurance rates depends on such variables as the attained age and sex of the insured.

The preferred non-smoker cost of insurance rates are lower than the non-smoker cost of insurance rates. To qualify for the preferred non-smoker class, an insured person must be age 20 or over and meet certain underwriting requirements.

Changes in Monthly Charges. Any changes in the cost of insurance, charges for additional benefits or expense charges will be by class of insured and will be based on changes in future expectations of investment earnings, mortality, the length of time contracts will remain in effect, expenses and taxes.

Charges Against The Separate Account

Fees and charges allocated to the investment divisions reduce the amount in your cash value.

Mortality and Expense Risk Charge. We charge for assuming mortality and expense risks. We guarantee that monthly administrative and insurance deductions from your cash value will never be greater than the maximum amounts shown in your contract. The mortality risk we assume is that insured people will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefits than we expected. The expense risk we assume is that the cost of issuing and administering contracts will be greater than we expected. We charge for mortality and expense risks at an effective annual rate of 0.50% of the value of the assets in the Separate Account attributable to Variable Survivorship Life. We will reduce this charge to 0.25% after the 10th contract year. The investment divisions' accumulation unit values reflect this charge. See "Using Your Cash Value - How We Determine The Accumulation Unit Value" on page 18. If the money we collect from this charge is not needed, then we profit.
We expect to make money from this charge. To the extent sales expenses are not covered by the sales charge and surrender charge, our General Account funds, which may include amounts derived from this mortality and expense risk charge, will be used to cover sales expenses.

Tax Reserve. We reserve the right to charge for taxes or tax reserves, which may reduce the investment performance of the investment divisions. Currently, no such charge is made.

Transaction Charges

In addition to the deductions described above, we charge fees for certain contract transactions that you make:

* Partial Withdrawal of Net Cash Surrender Value. You may make one partial withdrawal during each Contract Year without a charge. There is an administrative charge of $25 (or 2 percent of the amount withdrawn, whichever is less), each time You make a partial withdrawal if more than one withdrawal is made during a Contract Year.

* Transfers. Currently, we do not charge when You make transfers of Cash Value among investment divisions. We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year.

How Cash Value Charges Are Allocated

Generally, deductions from your cash value for monthly or partial withdrawal charges are made from the investment divisions and the unloaned portion of the General Account. They are made in accordance with your specified deduction allocation percentages unless you instruct us otherwise. Your deduction allocation percentages may be any whole numbers (from 10 to 100) which add up to 100. You may change your deduction allocation percentages by writing to our executive office. Changes will be effective as of the date we receive them.

If we cannot make a deduction in accordance with these percentages, we will make it based on the proportion of (a) to (b) where (a) is your unloaned amounts in the General Account and your amounts in the investment divisions and (b) is the total unloaned amount of your cash value.

Deductions for transfer charges are made equally between the investment divisions from which the transfer was made. For example, if the transfer is made from two investment divisions, then the transfer charge assessed to each of the investment divisions will be $12.50.

Surrender Charges

The surrender charge is the difference between the amount in your cash value and your contract's cash surrender value during the surrender charge period (the first 15 contract years or until the attained Joint Equal Age is 95, whichever occurs first). It is a contingent, deferred charge designed to partially recover our expenses in distributing and issuing contracts which are terminated by surrender in their early years (the sales charge is also designed to partially reimburse us for
these expenses).   It is a contingent load because you pay it only if
you surrender your contract (or let it lapse) during the surrender charge period. It is a deferred load because we do not deduct it from your premiums. The amount of the load in a contract year is not necessarily related to our actual sales expenses in that year. We anticipate that the sales charge and surrender charge will not fully cover our sales expenses. If sales expenses are not covered by the sales and surrender charges, we will cover them with other funds. The net cash surrender value, the amount we pay you if you surrender your contract for cash, equals the cash surrender value minus any outstanding loan and loan interest.

   The following table provides some examples of the first year surrender charge per $1,000 of the face amount. This charge gradually decreases and is completely eliminated after the surrender charge period.

Table of First Year Surrender Charges
Per Thousand of Face Amount
for Two Standard Non-Smokers

Male Age 35, Female Age 35                $  5.20

Male Age 45, Female Age 45                $  7.70

Male Age 55, Female Age 55                $ 14.60

Male Age 65, Female Age 65                $ 28.00

Male Age 75, Female Age 75                $ 39.00

The following table provides some examples of the first year surrender charge. The first year surrender charge rate varies by the Equal Age (explained in Appendix A) determined for each policy. The maximum charge for your policy per $1,000 of face amount is the first year charge. The first year charge, on a per $1,000 of face amount basis, gradually decreases over the surrender charge period (the earlier of 15 years or the attained Equal Age of 95). The maximum first year surrender charge for all policies, per $1,000 of face amount, occurs at the Equal Age of 85 and is shown in the following table. Your contract will specify the actual surrender charge rate, per $1,000 of face amount, for all durations in the surrender charge period. The table below is only provided to give you an idea of the level of the first year surrender charge rates for a few sample Issue Ages (IA) and Equal Ages (EA).

First Year Surrender Charges
Per $1,000 of Face Amount
Both Insureds Standard Non-Smoker

Male, IA 35/Female IA 35; EA 33               $ 5.20

Male, IA 47/Female IA 47; EA 45               $ 8.80

Male, IA 55/Female IA 55; EA 53               $14.60

Male, IA 67/Female IA 67; EA 65               $30.20

Male, IA 75/Female IA 75; EA 73               $39.00

Male, IA 85/Male IA 85; EA 85                 $52.00



If there has been a change in face amount during the life of the contract, then the surrender charge is applied against the highest face amount in force during the life of the contract. Your contract will specify your actual surrender charge rates.

Charges In The Funds

The Funds charge for managing investments and providing services. Each portfolio's charges vary.

The VIP, the VIP II, and the VIP III Portfolios have an annual management fee. That fee is the sum of an individual fund fee rate and a group fee rate based on the monthly average net assets of Fidelity Management & Research Company's mutual funds. In addition, each of these portfolios' total operating expenses includes fees for management and shareholder services and other expenses (custodial, legal, accounting, and other miscellaneous fees). See the VIP, VIP II and VIP III prospectuses for additional information on how these charges are determined and on the minimum and maximum charges allowed.

The American Century Variable Portfolios have annual management fees that are based on the monthly average of the net assets in each of the portfolios. See the American Century Variable Portfolios prospectus for details.

The MFS Portfolios have annual management fees that are based on the monthly average of the net assets in each of the portfolios. See the MFS Portfolios prospectus for details.

The Lord Abbett Portfolio has an annual management fee that is based on the monthly average of the net assets in the portfolio. See the Lord Abbett Portfolio prospectus for details.

The expenses for all    23 25     portfolios for the year ending December 31,
1998, (except as otherwise noted) are shown in the table below.



                             Management     Other         Total
Portfolio                    Fee            Expenses      Expenses
                                                          (After Expense
                                                           Reimbursement)
VIP Money Market             .20%           .10%                .30%
VIP High Income              .58%           .12%                .70%
VIP Equity-Income(1)         .49%           .09%                .58%
VIP Growth(1)                .59%           .09%                .68%
VIP Overseas(1)              .74%           .17%                .91%
VIP II Asset Manager(1)      .54%           .10%                .64%
VIP II Investment
    Grade Bond               .43%           .14%                .57%
VIP II Contrafund(1)         .59%           .11%                .70%
VIP II Asset
   Manager: Growth(1)        .59%           .14%                .73%
VIP II Index 500(1)          .24%           .11%                .35%
VIP III Growth &
   Income(1)                 .49%           .12%                .61%
VIP III Balanced(1)          .44%           .15%                .59%
VIP III Growth
   Opportunities(1)          .59%           .12%                .71%
American Century VP
   Capital Appreciation      1.00%          .00%                1.00%
American Century VP
   Value                     1.00%          .00%                1.00%
American Century VP
   Balanced                  .97%           .00%                .97%
American Century VP
   International             1.47%          .00%                1.47%
American Century VP
   Income & Growth           .70%           .00%                .70
MFS VIT Emerging
   Growth(3)                 .75%           .10%                .85%
MFS VIT Research(3)          .75%           .11%                .86%
MFS VIT Growth
   With Income(3)            .75%           .13%                .88%
MFS VIT New
   Discovery(2) (3)          .90%           .27%                1.17%
Lord Abbett VC
   Growth and Income         .50%           .01%                .51%
   Lord Abbett VC
Mid-Cap Value(4) (5)         .75%           .35%                1.10%
Lord Abbett VC
International(4) (5)         1.00%          .35%                1.35%

(1) The portfolio used a portion of its paid brokerage commissions to reduce its expenses. Certain portfolios used credits gained as a result of uninvested cash balances to reduce custodian and transfer agent expenses. Including these reductions, total operating expenses would have been as follows:

VIP Equity-Income              0.57%
VIP Growth                     0.66%
VIP Overseas                   0.89%
VIP II Asset Manager           0.63%
VIP II Index 500               0.28%
VIP II Contrafund              0.66%
VIP II Asset Manager: Growth   0.72%
VIP III Balanced               0.58%
VIP III Growth Opportunities   0.70%
VIP III Growth & Income        0.60%

(2) MFS has agreed to bear expenses for this portfolio (subject to reimbursement by these portfolios) such that the portfolio's other expenses shall not exceed 0.25%. Without this limitation, the other expenses and total expenses would be:

                               Other        Total
                               Expenses     Expenses
      MFS VIT New Discovery     4.32%        5.22%

(3) Each of the MFS Series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

   (4) The expense figures shown for these portfolios are based on estimated expenses for 1999 since the portfolios were not in existence during 1998.

(5) Lord, Abbett & Co. has entered into an expense reimbursement agreement with Lord Abbett VC Mid-Cap Value and Lord Abbett VC International under which Lord, Abbett & Co. will reimburse each portfolio if and to the extent such portfolios' Other Expenses (excluding management fees) exceed or would otherwise exceed .35%

ADDITIONAL INFORMATION ABOUT THE CONTRACTS

Your Right To Examine The Contract

You have a right to examine the contract. If for any reason you are not satisfied with it, then you may cancel the contract within a specific time period. You cancel the contract by sending it to our executive office along with a written cancellation request. Your cancellation request must be postmarked by the latest of the following three dates:

* 10 days after you receive your contract,

* 10 days after we mail you a written notice telling you about your rights to cancel (Notice of Withdrawal Right), or

* 45 days after you sign Part 1 of the contract application.

If you cancel your contract, then we will return all of the charges deducted from your paid premiums and cash value, plus the cash value.

Insurance coverage ends when you send your request.

Your Contract Can Lapse

Your Variable Survivorship Life insurance coverage continues as long as the net cash surrender value of your contract is enough to pay the monthly deductions that are taken out of your cash value. During the Minimum Premium Period, coverage continues if your paid premiums exceed the schedule of required minimum premiums. If neither of these conditions is true at the beginning of any contract month, we will send written notification to you (and any assignees on our records) that a 61-day grace period has begun. This will tell you the amount of premium payment that is needed to satisfy the minimum requirement for two months.

If we receive payment of this amount before the end of the grace period, then we will use that amount to pay the overdue deductions. We will put any remaining balance in your cash value and allocate it in the same manner as your previous premium payments.

If we do not receive payment within 61 days, then your contract will lapse without value. We will withdraw any amount left in your cash value. We will apply this amount to the deductions owed to us, including any applicable surrender charge. We will inform you (and any assignee) that your contract has ended without value.

If the last surviving insured dies during the grace period, we will pay the insurance benefits to the beneficiary, minus any loan, loan interest, and overdue deductions.

You May Reinstate Your Contract

You may reinstate the contract within five years after it lapses if you did not surrender the contract for its net cash surrender value. To reinstate the contract, you must:

* complete an application for reinstatement,

* provide satisfactory evidence of insurability for both insured persons,

* pay enough premium to cover all overdue monthly deductions, including the premium tax on those deductions,

* increase the cash value so that the cash value minus any contract debt equals the surrender charges,

* cover the next two months' deductions, and

* pay or restore any contract debt.

The contract date of the reinstated contract will be the beginning of the contract month that coincides with or follows the date that we approve your reinstatement application. Previous loans will not be reinstated.

Contract Periods And Anniversaries

We measure contract years, contract months, and contract anniversaries from the contract date shown on your contract information page. Each
contract month begins on the same day in each calendar month.   The
calendar days of 29, 30, and 31 are not used. Our right to challenge a contract and the suicide exclusion are measured from the contract date. See "Limits On Our Right To Challenge The Contract" on page 29.

Maturity Date

The maturity date is the first contract anniversary after the younger insured person's 100th birthday unless your contract contains the Extended Maturity Rider. The contract ends on that date if at least one of the insured persons is still alive and the maturity benefit is paid.

If at least one of the insured persons survives to the maturity date and your contract contains the Extended Maturity Rider, we will extend the maturity date as long as this contract still qualifies as life insurance according to the Internal Revenue Service and your state. If the maturity date is extended, the contract may not qualify as life insurance and there may be tax consequences. A tax advisor should be consulted before you elect to extend the maturity date.

We Own The Assets Of Our Separate Account

We own the assets of our Separate Account and use them to support your contract and other variable life contracts. We may permit charges owed to us to stay in the Separate Account. Thus, we may also participate proportionately in the Separate Account. These accumulated amounts belong to us and we may transfer them from the Separate Account to our General Account. The assets in the Separate Account generally are not chargeable with liabilities arising out of any other business we conduct. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

Changing the Separate Account

We have the right to modify how we operate our Separate Account. We have the right to:

* add investment divisions to, or remove investment divisions from, our Separate Account;

* combine two or more divisions within our Separate Account;

* withdraw assets relating to Variable Survivorship Life from one investment division and put them into another;

* eliminate the shares of a portfolio and substitute shares of another portfolio of the Funds or another open-end investment company. This may happen if the shares of the portfolio are no longer available for investment or, if in our judgment, further investment in the portfolio is inappropriate in view of the purposes of Separate Account A;

* register or end the registration of our Separate Account under the Investment Company Act of 1940;

* operate our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of interested parties of Midland);

* disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance regulatory authorities or otherwise pursuant to insurance law or regulation); and

* operate our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows us to make direct investments. In choosing these investments, we will rely on our own or outside counsel for advice. In addition, we may disapprove of any change in investment advisors or in investment policies unless a law or regulation provides differently.

Limits On Our Right To Challenge The Contract

We can challenge the validity of your insurance contract (based on material misstatements in the application) if it appears that at least one of the insured persons is not actually covered by the contract under our rules. There are limits on how and when we can challenge the contract:

* We cannot challenge the contract after it has been in effect, during at least one of the insured persons' lifetime, for two years from the date the contract was issued or reinstated. (Some states may require us to measure this in some other way.)

* We cannot challenge any contract change that requires evidence of insurability (such as an increase in face amount) after the change has been in effect for two years during at least one of the insured persons' lifetime.

   * We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to an insured person in the event that an insured person becomes totally disabled.

If the last of the surviving insured persons dies during the time that we may challenge the validity of the contract, then we may delay payment until we decide whether to challenge the contract.

If an insured person's age or sex is misstated on any application, then the death benefit and any additional benefits will be changed. They will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the correct age and sex.

If either insured person commits suicide within two years after the date on which the contract was issued or reinstated, then the death benefit will be limited to the total of all paid premiums minus the amount of any outstanding contract loan and loan interest minus any partial withdrawals of net cash surrender value. If either insured person commits suicide within two years after the effective date of your requested face amount increase, then we will pay the face amount which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (Some states require us to measure this time by some other date).

Your Payment Options

You may choose for contract benefits and other payments (such as the net cash surrender value or death benefit) to be paid immediately in one lump sum or in another form of payment. Payments under these options are not affected by the investment performance of any investment division. Instead, interest accrues pursuant to the option chosen. If you do not arrange for a specific form of payment before the insured person dies, then the beneficiary will have this choice. However, if you do make an arrangement with us for how the money will be paid, then the beneficiary cannot change your choice. Payment options will also be subject to our rules at the time of selection. Our consent is required when an optional payment is selected and the payee is either an assignee or not a natural person (i.e., a corporation). Currently, these alternate payment options are only available if the proceeds applied are more than $1,000 and periodic payments are at least $20.

You have the following payment options:

1. Deposit Option: The money will stay on deposit with us for a period that we agree upon. You will receive interest on the money at a declared interest rate.

2. Installment Options: There are two ways that we pay installments:

a. Fixed Period: We will pay the amount applied in equal installments plus applicable interest, for a specified time, up to 30 years.

b. Fixed Amount: We will pay the sum in installments in an amount that we agree upon. We will continue to pay the installments until we pay the original amount, together with any interest you have earned.

3. Monthly Life Income Option: We will pay the money as monthly income for life. You may choose from 1 of 4 ways to receive the income. We will guarantee payments for:

(1) at least 5 years (called "5 Years Certain");

(2) at least 10 years (called "10 Years Certain");

(3) at least 20 years (called "20 Years Certain"); or

(4) payment for life. With a life only payment option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, only one payment will be made.

4. Other: You may ask us to apply the money under any option that we make available at the time the benefit is paid.

We guarantee interest under the deposit and installation options at 2.75% a year, but we may allow a higher rate of interest.

The beneficiary, or any other person who is entitled to receive payment, may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one of the payment options, or a payee who is a fiduciary or not a natural person. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. These include:

* rules on the minimum amount we will pay under an option,

* minimum amounts for installment payments,

* withdrawal or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment),

* the naming of people who are entitled to receive payment and their successors, and

* the ways of proving age and survival.

You will choose a payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. (See "Your Beneficiary" below). Any amounts that we pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.

Your Beneficiary

You name your beneficiary in your contract application. The beneficiary is entitled to the insurance benefits of the contract. You may change the beneficiary during either insured person's lifetime by writing to our executive office. If no beneficiary is living when the last surviving insured person dies, then we will pay the death benefit to you. If the owner is not surviving, we will pay the death benefit to the owner's estate.

Assigning Your Contract

You may assign your rights in this contract. You must send a copy of the assignment to our executive office. We are not responsible for the validity of the assignment or for any payment we make or any action we take before we receive notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

When We Pay Proceeds From This Contract

We will generally pay any death benefits, net cash surrender value, or loan proceeds within seven days after receiving the required form(s) at our executive office. Death benefits are determined as of the date of the last surviving insured person's death and will not be affected by subsequent changes in the accumulation unit values of the investment divisions. We pay interest from the date of death to the date of payment.

We may delay payment for one or more of the following reasons:

(1) We contest the contract.

(2) We cannot determine the amount of the payment because the New York Stock Exchange is closed, the SEC has restricted trading in securities, or the SEC has declared that an emergency exists.

(3) The SEC, by order, permits us to delay payment to protect our contract owners.

We may also delay any payment until your premium checks have cleared your bank. We may defer payment of any loan amount, withdrawal, or surrender from the General Account for up to six months after we receive your request.

TAX EFFECTS

Tax Status of the Policy

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federeal tax law, a contract must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, particularly as to contracts that insure more than one individual. Nevertheless, we believe that it is reasonable to conclude that a contract will satisfy the applicable requirements, although there is some uncertainty, particularly if the contract owner pays the full amount of premiums permitted under the contract.

If it is subsequently determined that a contract does not satisfy the applicable requirements, Midland may take appropriate steps to bring the contract into compliance with such requirements and we resere the right to restrict contract transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the flexibility of the contract owner to allocate payments and cash values, have not been explicitly addressed in published rulings. While Midland believes that the contract does not give the contract owner investment control over Separate Account assets, Midland reserves the right to modify the contract as necessary to prevent the contract owner from being treated as the owner of the Variable Account assets supporting the contract.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the contract to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Separate Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits - In General

We believe that the death benefit payable to the beneficiary under a contract on the death of the second insured to die should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of contract proceeds depend on the circumstances of each contract owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the contract owner will not be deemed to be in constructive receipt of the contract's cash value until there is a distribution. When distributions from a contract occur, or when loans are taken out from or secured by a contract, the tax consequences depend on whether the contract is classified as a "Modified Endowment contract."

Tax Treatment of Distributions - Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the contracts as to premiums and benefits, the individual circumstances of each contract will determine whether it is classified as a Modified Endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiumd paid during the first seven contract years. Certain changes in a contract after it is issued (including a reduction in benefits at any time after issuance) could also cause it to be classified as a Modified Endowment contract. A current or prospective contract owner should consult with a competent tax advisor to determine whether a contract transaction will cause the contract to be classified as a Modified Endowment contract.

Contracts classified as Modified Endowment contracts are subject to the following tax rules:

(1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the contract owner's investment in the contract only after all gain has been distributed.

(2) Loans taken from or secured by a contract classified as a Modified Endowment contract (e.g., collateral assignments) are treated as distributions and taxed accordingly.

(3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the contract owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the contract owner's beneficiary or designated beneficiary.

If a contract becomes a Modified Endowment contract, distributions that occur during the contract year will be taxed as distributions from a Modified Endowment contract. In addition, distributions from a contract within two years before it becomes a Modified Endowment contract will be taxed in this manner. This means that a distribution from a contract that is not a Modified Endowment contract at the time when the distribution is made could later become taxable as a distribution from a Modified Endowment contract.

Tax Treatment of Distributions - Contracts That Are Not Modified
Endowment Contracts

Distributions other than death benefits from a contract that is not classified as a Modified Endowment contract are generally treated first as a recovery of the contract owner's investment in the contract and only after the recovery of all investment in the contract as taxable income. However, certain distributions which must be made in order to enable the contract to continue to qualify as a life insurance contract for Federal income tax purposes if contract benefits are reduced during the first 15 contract years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a contract that is not a Modified Endowment contract are generally not treated as distributions. However, the tax consequences associated with contract loans that are outstanding after the first 10 contract years, to the extent such loans do not exceed earnings, are less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a contract that is not a Modified Endowment contract are subject to the 10 percent additional income tax.

Investment in the Contract

Your investment in the contract is generally your aggregate premiums. When a distribution is taken from the contract, your investment in the contract is reduced by the amount of the distribution that is tax-free.

Loans

In general, interest on a contract loan will not be deductible. Before taking out a contract loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies

All Modified Endowment contracts that are issued by Midland (or its affiliates) to the same contract owner during any calendar year are treated as one Modified Endowment contract for purposes of determining the amount includible in the contract owner's income when a taxable distribution occurs.

Tax Treatment of Policy Split Option

The policy split option allows the contract to be split into two    non-
variable     individual contracts if both insureds submit evidence of
insurability.  It is not clear whether exercising the policy split
   rider option     will be treated as a taxable transaction or whether the
individual contracts that result would be classified as Modified
Endowment contracts. A competent tax advisor should be consulted before exercising the policy split option.

Other Policy Owner Tax Matters

Federal and state estate, inheritance, transfer, and other tax consequences depend on the individual circumstances of each contract owner or beneficiary.

The transfer of the contract or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the contract to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the contract owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each contract owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of contract proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

Businesses can use the contract in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new contract or a change in an existing contract should consult a tax advisor.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the contract.

Possible Charge for Midland's Taxes

At the present time, Midland makes no charge to the Separate Account for any federal, state, or local taxes (other than premium taxes) that it incurs which may be attributable to such account or to the contracts. Midland reserves the right to make a charge for any such tax or other economic burden resulting from the application of the tax laws.

If such a charge is made, it would be set aside as a provision for taxes which we would keep in the effected division rather than in our General Account.

Other Tax Considerations

The foregoing discussion is general and is not intended as tax advice. If you are concerned about these tax implications, you should consult a competent tax advisor. This discussion is based on our understanding of the Internal Revenue Service's current interpretation of the present federal income tax laws. No representation is made as to the likelihood of continuation of these current laws and interpretations, and we do not make any guarantee as to the tax status of the contract. It should be further understood that the foregoing discussion is not complete and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

PART 3: ADDITIONAL INFORMATION

MIDLAND NATIONAL LIFE INSURANCE COMPANY

We are Midland National Life Insurance Company, a stock life insurance company. Midland was organized, in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company". We were reincorporated as a stock life insurance company in 1909. Our name "Midland" was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, and Puerto Rico. Our officers and directors are listed beginning on page 38.

Midland is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

YOUR VOTING RIGHTS AS AN OWNER

We invest the assets of our Separate Account divisions in shares of the Funds' portfolios. Midland is the legal owner of the shares and has the right to vote on certain matters. Among other things, we may vote:

* to elect the Funds' Board of Directors,

* to ratify the selection of independent auditors for the Funds, and

* on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares that are allocated to your contract. We will vote at shareholder meetings according to your instructions.

The Funds will determine how often shareholder meetings are held. As we receive notice of these meetings, we will ask for your voting instructions. The Funds are not required to hold regular annual meetings.

If we do not receive instructions in time from all contract owners, then we will vote those shares in the same proportion as we vote shares for which we have received instructions in that portfolio. We will also vote any Fund shares that we alone are entitled to vote in the same proportions that contract owners vote. If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Fund in our own right or to restrict contract owner voting, then we may do so.

You may participate in voting only on matters concerning the Fund portfolios in which your cash value has been invested. We determine your voting shares in each division by dividing the amount of your cash value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Funds' Board for the shareholders meeting. We count fractional shares.

If you have a voting interest, we will send you proxy material and a form for giving us voting instructions. In certain cases, we may disregard instructions relating to changes in the Funds' advisor or the investment policies of its portfolios. We will advise you if we do.

Other insurance companies own shares in the Funds to support their variable insurance products. We do not foresee any disadvantage to this. Nevertheless, the Funds' Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If we disagree with any Fund action, then we will see that appropriate action is taken to protect our contract owners.

OUR REPORTS TO CONTRACT OWNERS

Shortly after the end of the third, sixth, ninth, and twelfth contract months, we will send you reports that show:

* the current death benefit for your contract,

* your cash value,

* information about investment divisions,

* the cash surrender value of your contract,

* the amount of your outstanding contract loans,

* the amount of any interest that you owe on the loan, and

* information about the current loan interest rate.

The annual report will show any transactions involving your cash value that occurred during the year. Transactions include your premium allocations, our deductions, and your transfers or withdrawals.

We will send you semi-annual reports with financial information on the Funds, including a list of the investments held by each portfolio.

Our report also contains information that is required by the insurance supervisory official in the jurisdiction in which this insurance contract is delivered.

Notices will be sent to you for transfers of amounts between investment divisions and certain other contract transactions.

DIVIDENDS

We do not pay any dividends on the contract described in this prospectus.

MIDLAND'S SALES AND OTHER AGREEMENTS

The contract will be sold by individuals who, in addition to being licensed as life insurance agents for Midland National Life, are registered representatives of Walnut Street Securities (WSS) or broker-dealers who have entered into written sales agreements with WSS. WSS, the principal underwriter of the contracts, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The address for Walnut Street Securities is 670 Mason Ridge Center Drive, Suite 301, St. Louis, Missouri 63141.

During the first contract year, we will pay agents a commission of up to 68% of premiums paid. For subsequent years, the commission allowance may equal an amount up to 2.5% of premiums paid. After the 15th contract year, we pay no commission. Certain persistency and production bonuses may be paid.

We may sell our contracts through broker-dealers registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 that enter into selling agreements with us. The commission for broker-dealers will be no more than that described above.

REGULATION

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell contracts. This contract has been filed with and approved by insurance officials in those states. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell contracts. The officials are responsible for reviewing our reports to be sure that we are financially sound and are complying with the applicable laws and regulations.

We are also subject to various federal securities laws and regulations.

YEAR 2000

The Year 2000 issue (Y2K) relates to the ability of computer systems to properly recognize a four-digit year code. Many computer systems only allowed for a two-digit year code and thus years such as 1998 were simply recognized as 98. Using a two-digit year code for the years 2000 and beyond could result in errors and miscalculations.

Midland National Life relies extensively on computer systems in its daily operations. Several years ago, we began implementing a Plan to modify all of our computer systems to properly recognize the year 2000. Our Y2K Plan focused on assuring compliance in the following areas:
Information Technology ("IT") and non-information ("non-IT") hardware, operating systems, software applications and custom applications. We are in the process of the remediation and testing of other systems, including telephone, heating and cooling, mechanical and other equipment having embedded, date sensitive technology for Year 2000 compliance, In addition, we are reviewing the Year 2000 compliance status of our mission critical customers, vendors and service providers.

We have upgraded our mainframe computer hardware, systems software and
applications software to address Y2K issues    and we expect to complete
compliance testing by June 30, 1999    . Most of our systems run on the IBM
mainframe computer platform, where future dated systems testing has
been performed through December 31,    2000 2001    . We are in the process of
updating and testing hardware and software running on personal computer
(PC) platforms.   Y2K issues have been handled primarily by our internal
staff.

and expect to have any Y2K issues resolved by June 30, 1999. We expect to have all of Y2K issues resolved by December 31, 1999.

Y2K issues have been handled primarily by our internal staff.

We are currently in the process of developing a Y2K Contingency Plan
   and will     which involve representatives from our IT and non-IT business
units in the planning process. The Y2K Contingency Plan    may should
include potential Y2K issues generated within our own Company and potential Y2K issues generated by third parties that have a mission critical business relationship with us.

While we cannot guarantee that our computer systems nor those of the
parties with    which whom     we conduct business will properly function once
the year 2000 is reached, Midland National Life is committed to maintaining reliable computer systems which properly recognize the year
2000.

DISCOUNT FOR MIDLAND EMPLOYEES

Midland employees may receive a discount of up to 25% of first year
premiums.     Midland will pay the discount as the employee contributes
the premium.

Additional Premium Payments contributed solely by Midland National Life
will be paid into the employee's policy during the first year.     All
other contract provisions will apply.

LEGAL MATTERS

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided advice regarding certain matters relating to federal securities laws.

We are not involved in any material legal proceedings.

FINANCIAL

The financial statements of Midland National Life Separate Account A and Midland National Life Insurance Company, included in this prospectus and the registration statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, for the periods indicated in their report which appears in this prospectus and in the registration statement. The address for PricewaterhouseCoopers LLP is IBM Park Building, Suite 1300, 650 Third Avenue South, Minneapolis, Minnesota 55402-4333. The financial statements have been included in reliance upon reports given upon the authority of the firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed a Registration Statement relating to the Separate Account and the variable life insurance contract described in this prospectus with the Securities and Exchange Commission. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, then you may obtain it from the SEC's main office in Washington, DC. You will have to pay a fee for the material.



Management of Midland

Here is a list of our directors and officers.

Directors
Name and
Business Address

Principal Occupation

Principal Occupation During Past Five Years

Michael M. Masterson
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001

Chairman of the Board, President and Chief Executive Officer
Chairman of the Board (March 1999 to present), Chief Executive Officer and President (March 1997 to present) President and Chief Operating Officer (March 1996 to February 1997), Executive Vice President-Marketing (March 1995 to February 1996), Midland National Life Insurance Company; Vice President - Individual Sales (prior thereto), Northwestern National Life

John J. Craig, II
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001

Executive Vice President

Executive Vice President (January 1998 to present), Midland National Life Insurance Company; Senior Vice President and Chief Financial Officer (October 1993 to 1998), Midland National Life Insurance Company; Treasurer (January 1996 to present), Briggs ITD Corp.; Treasurer (March 1996 to present), Sammons Financial Holdings, Inc.; Treasurer (November 1993 to present), CH Holdings; Treasurer (November 1993 to present), Consolidated Investment Services, Inc.; Treasurer (November 1993 to present), Richmond Holding Company, L.L.C.; Partner (prior thereto), Ernst and Young

Steven C. Palmitier
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001

Senior Vice President and Chief Marketing Officer

Senior Vice President and Chief Marketing Officer (March 1997 to present), Senior Vice President-Sales (August 1996 to February 1997), Midland National Life Insurance Company; Senior Vice President-Sales (prior thereto), Penn Mutual Life Insurance

Robert W. Korba
Sammons Enterprises, Inc.
300 Crescent CT
Dallas, TX 75201

Board of Directors Member, Vice President

President and Director (since 1988), Sammons Enterprises, Inc., Vice President (August 1998 to present), Midland National Life Insurance Company

Executive Officers (other than Directors)

Unless otherwise indicated, the addresses for the following are One Midland Plaza, Sioux Falls, SD 57193-0001

Name and
Business Address

Principal Occupation

Principal Occupation During Past Five Years

E John Fromelt
Midland National Life

Senior Vice President, Chief Investment Officer

Senior Vice President, Chief Investment Officer (since 1990), Midland National Life Insurance Company; President (since August 1995), Midland Advisors Company; Chief Investment Officer (1996 to present), North American Company for Life and Health

Stephen P. Horvat, Jr. Midland National Life
Senior Vice President

Senior Vice President (January 1997 to present), Midland National Life Insurance Company; Shareholder (June 1996 to December 1997), Sorling Law Firm; Sernior Vice President, General Counsel & Secretary (prior thereto), Franklin Life Insurance Company

Gary J. Gaspar
North American
Company for Life & Health Insurance
222 South Riverside Plaza
Chicago, IL 60606-5929

Senior Vice President & Chief Information Officer

Senior Vice President & Chief Information Officer (August 1998 to present), Midland National Life Insurance Company; Senior Vice
President Information Systems Officer (1985 to present); North American Company for Life & Health Insurance

Jack L. Briggs
Midland National Life

Vice President, Secretary, and General Counsel
Vice President, Secretary and General Counsel (since 1978), Midland National Life Insurance Company

Gary W. Helder
Midland National Life

Vice President- Policy Administration

Vice President-Policy Administration (since 1991), Midland National Life Insurance Company

Robert W. Buchanan
Midland National Life

Vice President- Marketing Services

Vice President-Marketing Services (March 1996 to present), Second Vice President-Sales Development (prior thereto), Midland National Life Insurance Company

Thomas M. Meyer
Midland National Life

Vice President and Chief Financial Officer

Vice President and Chief Financial Officer (January 1998 to present), Second Vice President and Controller (1995 to 1998), Midland National Life Insurance Company

Julia B. Roper
North American
Company for Life &
Health Insurance
222 South Riverside Plaza
Chicago, IL 60606-5929

Vice President & Chief Compliance Officer

Vice President & Chief Compliance Officer (August 1998 to present), Midland National Life Insurance; Vice President & Chief Compliance Officer (September 1997 to present), North American Company for Life & Health Insurance; Assistant Vice President (prior thereto), CNA
Insurance Companies

Joseph B. Moran
Parkway Mortgage
1700 Galloping Hill Road
Kenilworth, NJ 07033

Vice President - Parkway Mortgage Division

Vice President - Parkway Mortgage Division (January 1999 to present), Midland National Life Insurance Company; President (prior thereto), Parkway Mortgage, Inc.

James T. Fehon
Parkway Mortgage
1700 Galloping Hill Road
Kenilworth, NJ 07033

Vice President - Parkway Mortgage Division

Vice President - Parkway Mortgage Division (January 1999 to present), Midland National Life Insurance Company; Executive Vice President
(prior thereto), Parkway Mortgage, Inc.



Illustrations

Following are a series of tables that illustrate how the cash values, cash surrender values, and death benefits of a contract change with the investment performance of the Funds. The tables show how the cash values, cash surrender values, and death benefits of a contract issued to two insureds of a given age and given premium would vary over time if the return on the assets held in each Portfolio of the Funds were a constant gross, after tax annual rate of 0%, 6%, or 12%.

The tables on the following pages illustrate the following examples:

* Death Benefit Option 1 Standard Corridor Percentage Table, Face
Amount $1,000,000, Annual Premium $15,000, male preferred non-smoker issue age 55 and a female preferred non-smoker issue age 55 (both current and guaranteed charges).

* Death Benefit Option 2 Standard Corridor Percentage Table, Face
Amount $1,000,000, Annual Premium $30,000, male preferred non-smoker issue age 55 and a female preferred non-smoker issue age 55 (both current and guaranteed charges).

The cash values, cash surrender values, and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual contract years.

The amount of the cash value exceeds the cash surrender value until the end of the surrender charge period (earlier of the end of 15 policy
years or the attained    Joint     Equal Age of 95) due to the surrender
charge. For contract years after the expiration of the surrender charge period, the cash value and cash surrender value are equal, since the surrender charge has reduced to zero.

The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the cash values and the fourth and seventh columns illustrate the cash surrender values of the contract over the designated period. The cash values shown in the third column and the cash values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates. The cash values shown in the sixth column and the cash surrender values shown in the seventh column assume the monthly charge for cost of insurance is based upon the cost of insurance rates that we guarantee. The maximum cost of insurance rates allowable under the contract are based on the Commissioner's 1980 Standard Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of a contract over the designated period.
The illustrations of death benefits reflect the same assumptions as the
cash value and cash surrender values.    The illustrations shown are those
for Death Benefit Options 1 and 2 using The Standard Corridor Table.
The death benefits and cash values vary values also vary between tables, depending upon whether Option 1 or Option 2 death benefits are illustrated and depending on whether the standard or if the enhanced corridor table has been selected. A personalized illustration will be provided upon request. Please contact your Agent or Midland at the Executive Office if you would like to request one.

The amounts shown for the death benefit, cash values, and cash
surrender values reflect the fact that the net    hyopthetical    investment
return of the divisions of our Separate Account is lower than the
   hyopthetical     gross, after-tax return on the assets in the Funds, as a
result of expenses paid by the Funds and charges levied against the divisions of our Separate Account. The illustrations also reflect the
2.25% sales charge deduction from each premium, the 2.25% state premium tax deduction and the 1.5% federal tax charge from each premium, the
$10.00 per month policy charge    (for the first ten years on a current
basis) (on a current basis this is $10/month in years 1-10 and $5/month
thereafter)     the expense charge, as well as current and guaranteed cost of insurance charges.

The contract values shown assume daily investment advisory fees and
operating expenses equivalent to an annual rate of    .76% 0.80%     of the
aggregate average daily net assets of the Portfolios of the Funds (the average rate of the Portfolios for the period ending December 31,
1998). The actual fees and expenses associated with the contract may be
more or less than    .76% 0.80%     and will depend on how allocations are
made to each investment division.    The MFS VIT New Discovery, The Lord
Abbett VC Mid-Cap Value and The Lord Abbett VC International portfolios contains an expense reimbursement arrangement whereby the portfolios expenses have a limit.  Without this arrangement, expenses would be higher and the average of 0.80% would be higher.  This would result in lower values than what are shown in the illustrations. Midland cannot predict whether such arrangements will continue. See footnotes (2) and
(5) on pages 25 and 26 for further information on the limits on other
expenses.      The contract values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense
risks    and administrative charges     which is equivalent to a charge at an
annual rate of .50% (.25% after year 10 on both a current and guaranteed basis) of the average net assets of the divisions of
Separate Account A. After deductions of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net
annual rates of    -1.26% -1.30% , 4.74% 4.70%, and 10.74%,

10.70% respectively (-1.01%, 4.99%, 10.99%

-1.05%, 4.95%, and 10.95%     after year 10).

The tables illustrate the contract values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no contract loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the contract owner varied the amount or frequency of premium payments. The tables also assume that the contract owner has not requested an increase or decrease in face amount, that no withdrawals have been made and no withdrawal charges imposed, that no contract loans have been taken, and that no transfers have been made and no transfer charges imposed.




MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 1 STANDARD CORRIDOR TABLE	FACE AMOUNT: $1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55	FEMALE PREFERRED NON-SMOKER
ISSUE AGE 55
ASSUMED ANNUAL PREMIUM(1): $15,000 	HYPOTHETICAL GROSS    AMOUNT ANNUAL
RATE OF PREMIUM RETURN:     0%

PREMIUMS             ASSUMING CURRENT COSTS       ASSUMING GUARANTEED COSTS
END   ACCUMULATED           CASH                             CASH
OF  AT 5% INTEREST CASH     SURRENDER  DEATH       CASH      SURRENDER DEATH
YEAR  PER YEAR     VALUE(2) VALUE(2)   BENEFIT(2)  VALUE(2)  VALUE(2) BENEFIT(2)
 1       15,750    11,889    0         1,000,000   11,840    0         1,000,000
 2       32,288    23,615    9,015     1,000,000   23,409    8,809     1,000,000
 3       49,652    35,178    21,308    1,000,000   34,687    20,817    1,000,000
 4       67,884    46,576    33,436    1,000,000   45,653    32,513    1,000,000
 5       87,029    57,803    45,393    1,000,000   56,279    43,869    1,000,000

 6       107,130   68,867    57,187    1,000,000   66,531    54,851    1,000,000
 7       128,237   79,778    68,828    1,000,000   76,362    65,412    1,000,000
 8       150,398   90,522    80,302    1,000,000   85,711    75,491    1,000,000
 9       173,668   101,099   91,609    1,000,000   94,497    85,007    1,000,000
 10      198,102   111,507   102,747   1,000,000   102,633   93,873    1,000,000

 11      223,757   124,028   115,998   1,000,000   112,218   104,188   1,000,000
 12      250,695   136,367   129,067   1,000,000   120,957   113,657   1,000,000
 13      278,979   148,502   141,932   1,000,000   128,746   122,176   1,000,000
 14      308,678   160,417   154,577   1,000,000   135,463   129,623   1,000,000
 15      339,862   172,066   169,146   1,000,000   140,947   138,027   1,000,000

 16      372,605   183,408   183,408   1,000,000   144,982   144,982   1,000,000
 17      406,986   194,436   194,436   1,000,000   147,272   147,272   1,000,000
 18      443,085   205,109   205,109   1,000,000   147,427   147,427   1,000,000
 19      480,989   215,379   215,379   1,000,000   144,971   144,971   1,000,000
 20      520,789   225,190   225,190   1,000,000   139,367   139,367   1,000,000

 21      562,578   234,466   234,466   1,000,000   130,023   130,023   1,000,000
 22      606,457   243,102   243,102   1,000,000   116,282   116,282   1,000,000
 23      652,530   250,969   250,969   1,000,000   97,395    97,395    1,000,000
 24      700,906   257,927   257,927   1,000,000   72,439    72,439    1,000,000
 25      751,702   263,810   263,810   1,000,000   40,176    40,176    1,000,000

 30      1,046,412 267,369   267,369   1,000,000   0         0         0

 35      1,422,545 179,430   179,430   1,000,000   0         0         0

 40      1,902,596 0         0         0           0         0         0

 45      2,515,277 0         0         0           0         0         0

1. ASSUMES A $15,000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN
MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND
DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE    CONTRACT
FUND CASH VALUE    , SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 1 STANDARD CORRIDOR TABLE   FACE AMOUNT: $1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55 FEMALE PREFERRED NON-SMOKER
ISSUE AGE 55
ASSUMED ANNUAL PREMIUM(1): $15,000     HYPOTHETICAL GROSS    AMOUNT ANNUAL
RATE OF PREMIUM RETURN:     6%

PREMIUMS            ASSUMING CURRENT COSTS        ASSUMING GUARANTEED COSTS
END   ACCUMULATED           CASH                            CASH
OF  AT 5% INTEREST CASH     SURRENDER  DEATH       CASH     SURRENDER DEATH
YEAR  PER YEAR     VALUE(2) VALUE(2)   BENEFIT(2)  VALUE(2) VALUE(2)  BENEFIT(2)
 1       15,750    12,669    0         1,000,000   12,618    0       1,000,000
 2       32,288    25,925    11,325    1,000,000   25,709    11,109  1,000,000
 3       49,652    39,792    25,922    1,000,000   39,271    25,401  1,000,000
 4       67,884    54,297    41,157    1,000,000   53,302    40,162  1,000,000

 5       87,029    69,460    57,050    1,000,000   67,791    55,381  1,000,000
 6       107,130   85,320    73,640    1,000,000   82,725    71,045  1,000,000
 7       128,237   101,914   90,964    1,000,000   98,075    87,125  1,000,000
 8       150,398   119,265   109,045   1,000,000   113,799   103,57  1,000,000
 9       173,668   137,405   127,915   1,000,000   129,835   120,34  1,000,000

 10      198,102   156,368   147,608   1,000,000   146,113   137,353 1,000,000
 11      223,757   178,650   170,620   1,000,000   164,924   156,894 1,000,000
 12      250,695   201,988   194,688   1,000,000   183,985   176,685 1,000,000
 13      278,979   226,414   219,844   1,000,000   203,225   196,655 1,000,000
 14      308,678   251,970   246,130   1,000,000   222,563   216,723 1,000,000
 15      339,862   278,671   275,751   1,000,000   241,886   238,966 1,000,000

 16      372,605   306,540   306,540   1,000,000   261,036   261,036 1,000,000
 17      406,986   335,640   335,640   1,000,000   279,796   279,796 1,000,000
 18      443,085   366,005   366,005   1,000,000   297,881   297,881 1,000,000
 19      480,989   397,672   397,672   1,000,000   314,948   314,948 1,000,000
 20      520,789   430,684   430,684   1,000,000   330,628   330,628 1,000,000

 21      562,578   465,074   465,074   1,000,000   344,529   344,529 1,000,000
 22      606,457   500,876   500,876   1,000,000   356,244   356,244 1,000,000
 23      652,530   538,124   538,124   1,000,000   365,324   365,324 1,000,000
 24      700,906   576,871   576,871   1,000,000   371,225   371,225 1,000,000
 25      751,702   617,192   617,192   1,000,000   373,220   373,220 1,000,000

 30      1,046,412 846,968   846,968   1,000,000   274,015   274,015  1,000,000

 35      1,422,545 1,145,865 1,145,865 1,203,158   0         0        0

 40      1,902,596 1,523,885 1,523,885 1,539,124   0         0        0

 45      2,515,277 2,021,627 2,021,627 2,021,627   0         0        0

1. ASSUMES A $15,000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN
MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND
DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE    CONTRACT
FUND CASH VALUE    , SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 1 STANDARD CORRIDOR TABLE   FACE AMOUNT: $1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55 FEMALE PREFERRED NON-SMOKER
ISSUE AGE 55
ASSUMED ANNUAL PREMIUM(1): $15,000     HYPOTHETICAL    GROSS AMOUNT ANNUAL
RATE OF PREMIUM RETURN:     12%

PREMIUMS             ASSUMING CURRENT COSTS        ASSUMING GUARANTEED COSTS
END   ACCUMULATED           CASH                              CASH
OF  AT 5% INTEREST CASH     SURRENDER  DEATH       CASH       SURRENDER DEATH
YEAR  PER YEAR     VALUE(2) VALUE(2)   BENEFIT(2)  VALUE(2)   VALUE(2)BENEFIT(2)
 1      15,750    13,450     0         1,000,000   13,398     0        1,000,000
 2      32,288    28,330     13,730    1,000,000   28,105     13,505   1,000,000
 3      49,652    44,791     30,921    1,000,000   44,239     30,369   1,000,000
 4      67,884    62,999     49,859    1,000,000   61,927     48,787   1,000,000
 5      87,029    83,131     70,721    1,000,000   81,306     68,896   1,000,000

 6      107,130   105,401    93,721    1,000,000   102,522    90,842   1,000,000
 7      128,237   130,044    119,094   1,000,000   125,730    114,780  1,000,000
 8      150,398   157,302    147,082   1,000,000   151,088    140,868  1,000,000
 9      173,668   187,452    177,962   1,000,000   178,761    169,271  1,000,000
 10     198,102   220,801    212,041   1,000,000   208,933    200,173  1,000,000

 11     223,757   260,376    252,346   1,000,000   244,403    236,373  1,000,000
 12     250,695   304,247    296,947   1,000,000   283,207    275,907  1,000,000
 13     278,979   352,871    346,301   1,000,000   325,694    319,124  1,000,000
 14     308,678   406,764    400,924   1,000,000   372,270    366,430  1,000,000
 15     339,862   466,483    463,563   1,000,000   423,396    420,476  1,000,000

 16     372,605   532,661    532,661   1,000,000   479,606    479,606  1,000,000
 17     406,986   606,037    606,037   1,000,000   541,524    541,524  1,000,000
 18     443,085   687,425    687,425   1,000,000   609,912    609,912  1,000,000
 19     480,989   777,750    777,750   1,000,000   685,745    685,745  1,000,000
 20     520,789   878,067    878,067   1,000,000   770,312    770,312  1,000,000

 21     562,578   989,575    989,575   1,039,054   865,324    865,324  1,000,000
 22     606,457   1,113,306  1,113,306 1,168,972   972,995    972,995  1,021,645
 23    652,530   1,250,501  1,250,501 1,313,026   1,093,096  1,093,096 1,147,751
 24    700,906   1,402,601  1,402,601 1,472,730   1,225,736  1,225,736 1,287,023
 25    751,702   1,571,193  1,571,193 1,649,753   1,372,119  1,372,119 1,440,725

 30    1,046,412 2,728,778  2,728,778 2,865,216   2,357,887  2,357,887 2,475,781

 35    1,422,545 4,640,562  4,640,562 4,872,590   3,915,320  3,915,320 4,111,085

 40    1,902,596 7,813,035  7,813,035 7,891,166   6,456,848  6,456,848 6,521,416

 45  2,515,277 13,232,729 13,232,729 13,232,729 10,952,221 10,952,221 10,952,221

1. ASSUMES A $15,000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN
MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND
DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE    CONTRACT
FUND CASH VALUE    , SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 2 STANDARD CORRIDOR TABLE   FACE AMOUNT: $1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55 FEMALE PREFERRED NON-SMOKER
ISSUE AGE 55
ASSUMED ANNUAL PREMIUM(1): $30,000     HYPOTHETICAL    GROSS AMOUNT ANNUAL
RATE OF PREMIUM RETURN:     0%

PREMIUMS             ASSUMING CURRENT COSTS       ASSUMING GUARANTEED COSTS
END   ACCUMULATED           CASH                          CASH
OF  AT 5% INTEREST CASH     SURRENDER DEATH      CASH     SURRENDER DEATH
YEAR  PER YEAR     VALUE(2) VALUE(2)  BENEFIT(2) VALUE(2) VALUE(2)  BENEFIT(2)
 1      31,500    25,806    11,206    1,025,806  25,756   11,156  1,025,756
 2      64,575    51,267    36,667    1,051,267  51,056   36,456  1,051,056
 3      99,304    76,386    62,516    1,076,386  75,881   62,011  1,075,881
 4      135,769   101,164   88,024    1,101,164  100,204  87,064  1,100,204
 5      174,057   125,594   113,184   1,125,594  123,997  111,587 1,123,997

 6      214,260   149,688   138,008   1,149,688  147,218  135,538 1,147,218
 7      256,473   173,457   162,507   1,173,457  169,815  158,865 1,169,815
 8      300,797   196,889   186,669   1,196,889  191,716  181,496 1,191,716
 9      347,337   219,984   210,494   1,219,984  212,826  203,336 1,212,826
 10     396,204   242,742   233,982   1,242,742  233,042  224,282 1,233,042

 11     447,514   267,809   259,779   1,267,809  254,799  246,769 1,254,799
 12     501,389   292,550   285,250   1,292,550  275,440  268,140 1,275,440
 13     557,959   316,939   310,369   1,316,939  294,832  288,262 1,294,832
 14     617,357   340,957   335,117   1,340,957  312,822  306,982 1,312,822
 15     679,725   364,546   361,626   1,364,546  329,216  326,296 1,329,216

 16     745,211   387,649   387,649   1,387,649  343,754  343,754 1,343,754
 17     813,972   410,257   410,257   1,410,257  356,090  356,090 1,356,090
 18     886,170   432,307   432,307   1,432,307  365,779  365,779 1,365,779
 19     961,979   453,736   453,736   1,453,736  372,300  372,300 1,372,300
 20     1,041,578 474,460   474,460   1,474,460  375,100  375,100 1,375,100

 21     1,125,156 494,371   494,371   1,494,371  373,617  373,617 1,373,617
 22     1,212,914 513,318   513,318   1,513,318  367,306  367,306 1,367,306
 23     1,305,060 531,115   531,115   1,531,115  355,631  355,631 1,355,631
 24     1,401,813 547,558   547,558   1,547,558  338,013  338,013 1,338,013
 25     1,503,404 562,410   562,410   1,562,410  313,743  313,743 1,313,743

 30     2,092,824 599,356   599,356   1,599,356  55,334  55,334  1,055,334

 35     2,845,090 518,571   518,571   1,518,571  0       0       0

 40     3,805,193 239,676   239,676   1,239,676  0       0       0

 45     5,030,555 0         0         0          0       0       0

1. ASSUMES A $30,000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN
MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND
DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE     CONTRACT
FUND CASH VALUE    , SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 2 STANDARD CORRIDOR TABLE   FACE AMOUNT: $1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55 FEMALE PREFERRED NON-SMOKER
ISSUE AGE 55
ASSUMED ANNUAL PREMIUM(1): $30,000     HYPOTHETICAL    GROSS AMOUNT ANNUAL
RATE OF PREMIUM RETURN:     6%

PREMIUMS            ASSUMING CURRENT COSTS        ASSUMING GUARANTEED COSTS
END   ACCUMULATED          CASH                            CASH
OF  AT 5% INTEREST CASH    SURRENDER   DEATH      CASH     SURRENDER DEATH
YEAR  PER YEAR    VALUE(2) VALUE(2)    BENEFIT(2) VALUE(2) VALUE(2)  BENEFIT(2)
 1       31,500    27,432    12,832    1,027,432  27,380  12,780  1,027,380
 2       64,575    56,144    41,544    1,056,144  55,923  41,323  1,055,923
 3       99,304    86,193    72,323    1,086,193  85,655  71,785  1,085,655
 4       135,769   117,640   104,500   1,117,640  116,601 103,461 1,116,601
 5       174,057   150,538   138,128   1,150,538  148,779 136,369 1,148,779

 6       214,260   184,964   173,284   1,184,964  182,199 170,519 1,182,199
 7       256,473   220,995   210,045   1,220,995  216,857 205,907 1,216,857
 8       300,797   258,691   248,471   1,258,691  252,728 242,508 1,252,728
 9       347,337   298,125   288,635   1,298,125  289,763 280,273 1,289,763
 10      396,204   339,374   330,614   1,339,374  327,899 319,139 1,327,899

 11      447,514   385,471   377,441   1,385,471  369,906 361,876 1,369,906
 12      501,389   433,786   426,486   1,433,786  413,075 405,775 1,413,075
 13      557,959   484,397   477,827   1,484,397  457,315 450,745 1,457,315
 14      617,357   537,394   531,554   1,537,394  502,510 496,670 1,502,510
 15      679,725   592,832   589,912   1,592,832  548,487 545,567 1,548,487

 16      745,211   650,769   650,769   1,650,769  595,001 595,001 1,595,001
 17      813,972   711,312   711,312   1,711,312  641,702 641,702 1,641,702
 18      886,170   774,522   774,522   1,774,522  688,116 688,116 1,688,116
 19      961,979   840,458   840,458   1,840,458  733,662 733,662 1,733,662
 20      1,041,578 909,162   909,162   1,909,162  777,691 777,691 1,777,691

 21      1,125,156 980,652   980,652   1,980,652  819,507 819,507 1,819,507
 22      1,212,914 1,054,902 1,054,902 2,054,902  858,393 858,393 1,858,393
 23      1,305,060 1,131,846 1,131,846 2,131,846  893,595 893,595 1,893,595
 24      1,401,813 1,211,393 1,211,393 2,211,393  924,279 924,279 1,924,279
 25      1,503,404 1,293,413 1,293,413 2,293,413  949,421 949,421 1,949,421

 30      2,092,824 1,729,773 1,729,773 2,729,773  938,535 938,535 1,938,535

 35      2,845,090 2,153,159 2,153,159 3,153,159  533,636 533,636 1,533,636

 40      3,805,193 2,458,514 2,458,514 3,458,514 0        0       0

 45      5,030,555 2,292,579 2,292,579 3,292,579 0        0       0

1. ASSUMES A $30,000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN
MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND
DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE    CONTRACT
FUND CASH VALUE    , SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - VSL

DEATH BENEFIT OPTION 2 STANDARD CORRIDOR TABLE   FACE AMOUNT: $1,000,000
MALE PREFERRED NON-SMOKER ISSUE AGE 55 FEMALE PREFERRED NON-SMOKER
ISSUE AGE 55
ASSUMED ANNUAL PREMIUM(1): $30,000     HYPOTHETICAL    GROSS AMOUNT ANNUAL
RATE OF PREMIUM RETURN:     12%

       PREMIUMS      ASSUMING CURRENT COSTS       ASSUMING GUARANTEED COSTS
END   ACCUMULATED          CASH                             CASH
OF  AT 5% INTEREST CASH    SURRENDER   DEATH      CASH      SURRENDER  DEATH
YEAR  PER YEAR    VALUE(2) VALUE(2)    BENEFIT(2) VALUE(2)  VALUE(2)  BENEFIT(2)
 1     31,500    29,059     14,459     1,029,059  29,006    14,406     1,029,006
 2     64,575    61,218     46,618     1,061,218  60,987    46,387     1,060,987
 3     99,304    96,805     82,935     1,096,805  96,233    82,363     1,096,233
 4     135,769   136,184    123,044    1,136,184  135,061   121,921    1,135,061
 5     174,057   179,751    167,341    1,179,751  177,815   165,405    1,177,815

 6     214,260   227,959    216,279    1,227,959  224,864    213,184   1,224,864
 7     256,473   281,313    270,363    1,281,313  276,605    265,655   1,276,605
 8     300,797   340,346    330,126    1,340,346  333,454    323,234   1,333,454
 9     347,337   405,661    396,171    1,405,661  395,847    386,357   1,395,847
 10    396,204   477,925    469,165    1,477,925  464,256    455,496   1,464,256

 11    447,514   561,238    553,208    1,561,238  542,442    534,412   1,542,442
 12    501,389   653,609    646,309    1,653,609  628,244    620,944   1,628,244
 13    557,959   755,995    749,425    1,755,995  722,342    715,772   1,722,342
 14    617,357   869,470    863,630    1,869,470  825,470    819,630   1,825,470
 15    679,725   995,183    992,263    1,995,183  938,391    935,471   1,938,391

 16   745,211   1,134,408  1,134,408  2,134,408  1,061,884  1,061,884  2,061,884
 17   813,972   1,288,608  1,288,608  2,288,608  1,196,720  1,196,720  2,196,720
 18   886,170   1,459,354  1,459,354  2,459,354  1,343,640  1,343,640  2,343,640
 19   961,979   1,648,380  1,648,380  2,648,380  1,503,384  1,503,384  2,503,384
 20 1,041,578 1,857,595  1,857,595  2,857,595  1,676,732  1,676,732  2,676,732

 21   1,125,156 2,089,084  2,089,084  3,089,084  1,864,534  1,864,534  2,864,534
 22   1,212,914 2,345,118  2,345,118  3,345,118  2,067,745  2,067,745  3,067,745
 23   1,305,060 2,628,176  2,628,176  3,628,176  2,287,426  2,287,426  3,287,426
 24   1,401,813 2,940,985  2,940,985  3,940,985  2,524,707  2,524,707  3,524,707
 25   1,503,404 3,286,538  3,286,538  4,286,538  2,780,692  2,780,692  3,780,692

 30   2,092,824 5,628,850  5,628,850  6,628,850  4,373,840  4,373,840  5,373,840

 35   2,845,090 9,416,141  9,416,141  10,416,141 6,601,753  6,601,753  7,601,753

 40  3,805,193 15,513,916 15,513,916 16,513,916 9,724,000  9,724,000  10,724,000

 45  5,030,555 25,123,225 25,123,225 26,123,225 12,764,211 12,764,211 13,764,211

1. ASSUMES A $30,000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE
ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN
MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND
DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE    CONTRACT
FUND CASH VALUE    , SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

Definitions

Accumulation Unit means the units credited to each investment division in the Separate Account.

Age means the age of the Insured Person on his/her birthday which immediately precedes the Contract Date.

Beneficiary means the person or persons to whom the contract's death benefit is paid when the Last Surviving Insured Person dies.

Business Day means any day we are open and the New York Stock Exchange is open for trading. The holidays which we are closed but the New York Stock Exchange is open are the day after Thanksgiving, December 23,
   1999     and December 31,    1999    . These days along with the days
the New YorkStock Exchange is not open for trading will not be counted as Business Days.

   Contract Fund Cash Value     means the total amount of monies in our
Separate Account A attributable to your in force contract. It also includes monies in our General Account for your contract.

Cash Surrender Value means the    Contract Fund Cash Value     on the date of
surrender, less any Surrender Charges.

   Cash Value is the value of your contract fund.

Contract Anniversary: The same month and day of the Contract Date in each year following the

Contract Date.

Contract Date means the date from which Contract Anniversaries and Contract Years are determined.

Contract Month means a month that starts on a Monthly Anniversary and ends on the following Monthly Anniversary.

Contract Year means a year that starts on the Contract Date or on each anniversary thereafter.

Death Benefit means the amount payable under your contract when the Last Surviving Insured Person dies.

Evidence of Insurability means evidence, satisfactory to us, that the insured person is insurable and meets our underwriting standards.

Executive Office means where you write to us to pay premiums or take other action, such as transfers between investment divisions, changes in Face Amount, or other such action regarding your contract. The address is:

Midland National Life Insurance Company

One Midland Plaza

Sioux Falls, SD 57193

Funds mean the investment companies, more commonly called mutual funds, available for investment by Separate Account A on the Contract Date or as later changed by us.

In Force means the Insured Persons' lives remain insured under the terms of the contract.

Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified Portfolio of the Fund.

Minimum Premium Period: This is the period of time beginning on the Contract Date and ending five years from the Contract Date.

Modified Endowment Contract is a contract where premiums are paid more rapidly than the rate defined by a 7-Pay Test.

Monthly Anniversary means the day of each month that has the same numerical date as the Contract Date.

Net Cash Surrender Value means the Cash Surrender Value less any outstanding contract loan.

Net Premium means the premium paid less the 6% deduction for the sales charge, Federal taxes and state premium taxes, and less any per premium expense charge.

Record Date means the date the contract is recorded on Our books as an In Force contract.

Separate Account means Our Separate Account A which receives and invests your net premiums under the contract.

Surrender Charges means a charge made only upon surrender of the contract.





Performance

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. We base the performance information on the investment experience of the investment division and the Funds. The information does not indicate or represent future performance.

Total return quotations reflect changes in Funds' share prices, the automatic reinvestment by the Separate Account of all distributions and the deduction of the mortality and expense risk charge. The quotations will not reflect deductions from premiums (the sales charge, premium tax charge, and any per premium expense charge), the monthly deduction from the cash value (the expense charge, the cost of insurance charge, and any charges for additional benefits), the surrender charge, or other transaction charges. Therefore, these returns do not show how actual investment performance will affect contract benefits.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Average annual total returns tend to smooth out variations in an investment division's returns and are not the same as actual year-by-year results.

Midland may advertise performance figures for the investment divisions based on the performance of a portfolio before the Separate Account commenced operations.

Midland may provide individual hypothetical illustrations of cash value, cash surrender value, and death benefits based on the Funds' historical investment returns. These illustrations will reflect the deduction of expenses in the Funds and the deduction of contract charges, including the mortality and expense risk charge, the deductions from premiums, the monthly deduction from the cash value and the surrender charge. The illustrations do not indicate what contract benefits will be in the future.





Financial Statements

The financial statements of Midland National Life Insurance Company included in this prospectus should be distinguished from the financial statements of the Midland National Life Separate Account A and should be considered only as bearing upon the ability of Midland to meet its obligations under the Contracts. They should not be considered as bearing upon the investment performance of the assets held in the Separate Account.



Appendix A

   Joint     Equal Age Calculation

   A Joint An     Equal Age (   JEA EA    ) calculation changes many possible
combinations of ages, risk classes, substandard ratings and sexes of
two lives into a single    JEA EA     which is used for setting various
charges and the minimum premium.  Midland National Life's VSL product
uses the    Joint     Equal Age calculation shown below.

The surrender charges, the expense charge and the minimum premium are
based on the    JEA EA     of the policy at the time of issue.  The steps to
calculating the    JEA EA     are as follows:

1. Smoker Adjustment. Adjust the age of any insured who is classified as a Smoker as follows:

  Male        Female         Unisex

  +5           +3             +4

Note: The individual age cannot exceed 85 nor be less than 20 before adjustments.

The preferred class does not allow for individual ages which exceed 80.

2.  Female Adjustment.  Reduce the age of all females by 5 years.
Reduce the age of all unisex by 1 year.

3. Table Rating Adjustment. Increase the age of any rated insureds according to the following table.

Table Rating   0  1  2  3  4  5  6  7  8  9  10 11 12 13 14 15 16 Unins
Age Increase   0  2  4  6  7  8  9  10 11 12 13 14 15 16 17 18 19   30

4. Cap Adjusted Age at 110. If the adjusted age for any individual exceeds age 110, we will reduce the adjusted age to age 110.

5. Age Difference Adjustment. The ages need to be adjusted for the difference in ages. After making the above adjustments, subtract the younger age from the older age. Using the table below, find the Age Difference Adjustment and add this to the younger Adjusted Age.

    Age                        Age
    Difference     Adjustment  Difference     Adjustment
    0              0           45-47          13
    1-2            1           48-50          14
    3-4            2           51-53          15
    5-6            3           54-56          16
    7-9            4           57-60          17
    10-12          5           61-64          18
    13-15          6           65-69          19
    16-18          7           70-75          20
    19-23          8           76-82          21
    24-28          9           83-91          22
    29-34          10          92-100         23
    35-39          11
    40-44          12

The Maximum    JEA EA     allowed is 85 and the minimum is 20.
    JEA EA     which do not fall into these limits do not qualify for issue.

Example 1: Assume the policy has a 55 year old Male Smoker who is standard and a 63 year old Female Non-Smoker with a table 6 rating.

                             Male      Female
    Initial Age              55        63
    Step 1 Adjustment        +5        -
    Step 2 Adjustment        -         -5
    Step 3 Adjustment        -         +9
    Total Step 1, 2 and 3    60        67
    Step 4 Adjustment        N/A
    Step 5 Adjustment        +4
       Joint     Equal Age is 64.





6730VLSL.txt

C O N T E N T S

                                          Page(s)
Report of Independent Accountants           1
Statement of Assets                        2-3
Statements of Operations and
Changes in Net Assets                      4-9
Notes to Financial Statements             10-15





Report of Independent Accountants

The Board of Directors and Stockholder
Midland National Life Insurance Company:
In our opinion, the accompanying statement of assets and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Midland National Life Separate Account A (comprising, respectively, the portfolios of the Variable Insurance Products Fund, the Variable Insurance Products Fund II, the Variable Insurance Products Fund III, the American Century Variable Portfolios, Inc., the Massachusetts Financial Services, and the Lord, Abbett & Company) as of December 31, 1998, and the related statements of operations and changes in net assets for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Midland National Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





March 26, 1999

Midland National Life Insurance Company
Separate Account A
Statement of Assets
as of December 31, 1998

                                                                     Value
                                                                     Per
                  ASSETS                              Shares        Share
Investments at net asset value:
 Variable Insurance Products Fund:
  Money Market Portfolio (cost $2,731,098)          2,731,098      $  1.00      $2,731,098
  High Income Portfolio (cost $3,396,027)             274,412        11.53       3,163,974
  Equity-Income Portfolio (cost $13,877,294)          618,850        25.42      15,731,177
  Growth Portfolio (cost $21,656,697)                 635,255        44.87      28,503,893
  Overseas Portfolio (cost $4,629,466)                244,142        20.05       4,895,040
 Variable Insurance Products Fund II:
  Asset Manager Portfolio (cost $6,523,158)           401,292        18.16       7,287,457
  Investment Grade Bond Portfolio (cost $1,078,462)    88,153        12.96       1,142,457
  Index 500 Portfolio (cost $10,269,373)               86,530       141.25      12,222,424
  Contrafund Portfolio (cost $9,020,995)              451,333        24.44      11,030,567
  Asset Manager Growth Portfolio (cost $2,475,691)    161,856        17.03       2,756,403
 Variable Insurance Products Fund III:
  Balanced Portfolio (cost $618,952)                   41,559        16.11         669,509
  Growth & Income Portfolio (cost $1,612,836)         112,272        16.15       1,813,193
  Growth Opportunities Portfolio (cost $3,135,150)    155,276        22.88       3,552,709
 American Century Variable Portfolios, Inc.:
  Balanced Portfolio (cost $310,679)                   39,542         8.34         329,779
  Capital Appreciation Portfolio (cost $208,500)       24,118         9.02         217,542
  International Portfolio (cost $1,121,676)           154,502         7.62       1,177,307
  Value Portfolio (cost $757,203)                     115,688         6.73         778,580
  Income & Growth Portfolio (cost $31,396)              4,797         6.78          32,520
 Massachusetts Financial Services:
  Emerging Growth Portfolio (cost $49,389)              2,632        21.47          56,516
  Growth & Income Portfolio (cost $10,771)                565        20.11          11,356
  New Discovery Portfolio (cost $1,833)                   193        10.22           1,975
  Research Portfolio (cost $204,426)                   12,885        19.05         245,451
 Lord, Abbett & Company:
  Growth & Income Portfolio (cost $64,942)              3,086        20.64          63,724
  Total investments (cost $83,786,014)                                         $98,414,651
  Net assets                                                                   $98,414,651

Midland National Life Insurance Company
Separate Account A
Statement of Assets, Continued
as of December 31, 1998
          Value
          Per
NET ASSETS     Units     Unit
Net assets represented by:
 Variable Insurance Products Fund:
  Money Market Portfolio                           208,987      $13.07      $2,731,098
  High Income Portfolio                            164,127       19.28       3,163,974
  Equity-Income Portfolio                          623,207       25.24      15,731,177
  Growth Portfolio                                 752,627       37.87      28,503,893
  Overseas Portfolio                               244,770       20.00       4,895,040
 Variable Insurance Products Fund II:
  Asset Manager Portfolio                          292,241       24.94       7,287,457
  Investment Grade Bond Portfolio                   73,197       15.61       1,142,457
  Index 500 Portfolio                              630,981       19.37      12,222,424
  Contrafund Portfolio                             596,283       18.50      11,030,567
  Asset Manager Growth Portfolio                   170,821       16.14       2,756,403
 Variable Insurance Products Fund III:
  Balanced Portfolio                                51,474       13.01         669,509
  Growth & Income Portfolio                        118,401       15.31       1,813,193
  Growth Opportunities Portfolio                   243,892       14.57       3,552,709
 American Century Variable Portfolios, Inc.:
  Balanced Portfolio                                25,768       12.80         329,779
  Capital Appreciation Portfolio                    20,937       10.39         217,542
  International Portfolio                           95,377       12.34       1,177,307
  Value Portfolio                                   63,538       12.25         778,580
  Income & Growth Portfolio                          2,723       11.94          32,520
 Massachusetts Financial Services:
  Emerging Growth Portfolio                          4,492       12.58          56,516
  Growth & Income Portfolio                            982       11.56          11,356
  New Discovery Portfolio                              153       12.91           1,975
  Research Portfolio                                20,875       11.76         245,451
 Lord, Abbett & Company:
  Growth & Income Portfolio                          5,930       10.75          63,724
  Net assets                                                               $98,414,651




Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets for the years ended December 31, 1998, 1997 and 1996


                                                              Combined
                                                 1998            1997             1996
Investment income:

 Dividend income                               $980,408        $676,790         $353,783
 Capital gains distributions                  4,404,907       1,587,492          907,775
                                              5,385,315       2,264,282        1,261,558
 Expenses:
  Administrative expense                        112,287          84,730           52,416
  Mortality and expense risk                    660,451         427,879          237,175
  Net investment income                       4,612,577       1,751,673          971,967
Realized and unrealized gains (losses) on investments:
 Net realized gains on investments            2,782,785       2,741,725        1,387,105
 Net unrealized appreciation (depreciation) on
   investments                                7,854,876       3,254,492          735,339
  Net realized and unrealized gains (losses) on
   investments                               10,637,661       5,996,217        2,122,444
  Net increase (decrease) in net assets resulting
   from operations                          $15,250,238      $7,747,890       $3,094,411
Net assets at beginning of year             $54,189,603     $32,499,879      $19,649,521
Net increase (decrease) in net assets resulting from
  operations                                 15,250,238       7,747,890        3,094,411
Capital shares transactions
 Net premiums                                40,629,334      21,376,417       14,348,315
 Transfers of policy loans                   (1,812,692)     (1,016,654)        (633,495)
 Transfers of cost of insurance              (6,444,223)     (4,261,689)      (2,927,460)
 Transfers of surrenders                     (3,055,075)     (2,042,224)        (998,919)
 Transfers of death benefits                   (144,047)        (38,948)         (13,892)
 Transfers of other terminations               (198,487)        (75,068)         (18,602)
 Interfund transfers
  Net increase in net assets from capital share
   Transactions                              28,974,810      13,941,834        9,755,947
Total increase in net assets                 44,225,048      21,689,724       12,850,358
Net assets at end of year                   $98,414,651     $54,189,603      $32,499,879




                           Variable Insurance Products Fund
          Money Market Portfolio                     High Income Portfolio

     1998            1997          1996         1998         1997           1996
  $123,409        $94,654        $58,559      $178,129     $104,881       $65,229
                                               113,186       12,963        12,762

   123,409          94,654        58,559       291,315      117,844        77,991


     2,905          3,462          2,241         4,792        3,598         2,332
    20,969         16,588         10,139        26,040       18,244        10,553

    99,535         74,604         46,179       260,483       96,002        65,106


                                                44,450       42,799        49,881

                                              (460,189)     137,622        19,282


                                              (415,739)     180,421        69,163


   $99,535        $74,604        $46,179     $(155,256)    $276,423      $134,269

$1,393,023     $1,672,741       $589,269    $2,830,980   $1,421,414      $815,627


    99,535         74,604         46,179      (155,256)     276,423       134,269


 1,970,072      1,828,298        857,355     1,477,592      876,690       841,221
   (96,356)        18,183         (9,004)      (94,338)     (37,241)      (41,674)
  (148,349)      (119,358)       (94,185)     (251,359)    (207,138)     (159,359)
  (450,390)      (914,181)      (187,306)     (287,811)     (78,445)      (54,152)
      (130)          (336)        (1,051)
      (519)        (1,028)          (224)       (2,422)      (1,570)         (447)
   (35,918)    (1,166,106)       470,657      (353,076)     581,898      (114,071)


 1,238,540       (354,322)     1,037,293       488,250    1,133,143      471,518

 1,338,075       (279,718)     1,083,472       332,994    1,409,566      605,787

$2,731,098     $1,393,023     $1,672,741    $3,163,974   $2,830,980   $1,421,414


Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets, Continued for the years ended December 31, 1998, 1997 and 1996


                                              Variable Insurance Products Fund
                                                  Equity-Income Portfolio

                                             1998           1997            1996
Investment income:
 Dividend income                          $145,189        $107,918         $6,019
 Capital gains distributions               516,702         542,585        172,545
                                           661,891         650,503        178,564
 Expenses:
  Administrative expense                    20,642          16,434          9,932
  Mortality and expense risk               114,253          80,523         44,942
  Net investment income                    526,996         553,546        123,690
Realized and unrealized gains (losses) on investments:
 Net realized gains on investments         464,171         465,017        344,216
 Net unrealized appreciation (depreciation) on
   investments                             297,365         820,036        112,077
  Net realized and unrealized gains on
   investments                             761,536       1,285,053        456,293
  Net increase in net assets resulting
   from operations                      $1,288,532      $1,838,599       $579,983
Net assets at beginning of year        $10,118,500      $6,148,229     $3,721,811
Net increase in net assets resulting from
   operations                           $1,288,532      $1,838,599       $579,983
Capital shares transactions:
 Net premiums                            6,101,737       3,188,435      2,820,841
 Transfers of policy loans                (286,720)       (198,994)      (114,290)
 Transfers of cost of insurance         (1,071,429)       (757,555)      (533,174)
 Transfers of surrenders                  (380,774)       (171,987)       (93,138)
 Transfers of death benefits               (42,005)        (16,504)          (131)
 Transfers of other terminations           (43,973)        (17,833)        (4,334)
 Interfund transfers                        47,309         106,110       (229,339)
  Net increase in net assets from capital share
   transactions                          4,324,145       2,131,672      1,846,435
Total increase in net assets             5,612,677       3,970,271      2,426,418
Net assets at end of year              $15,731,177     $10,118,500     $6,148,229






                               Variable Insurance Products Fund
                Growth Portfolio                            Overseas Portfolio
     1998              1997            1996          1998           1997           1996
    $90,127          $80,524         $22,193        $74,765        $47,188        $20,685
  2,357,538          360,439         560,363        220,360        187,323         22,754

  2,447,665          440,963         582,556        295,125        234,511         43,439

     38,417           28,874          19,895          7,786          6,468          4,298
    197,513          152,938          90,025         39,797         17,378         19,450

  2,211,735          259,151         472,636        247,542        210,665         19,691

    998,269        1,336,185         700,698        101,507        154,287         58,004

  4,140,818        1,180,231             469         78,405        (83,491)       155,462

  5,139,087        2,516,416         701,167        179,912         70,796        213,466

 $7,350,822       $2,775,567      $1,173,803       $427,454       $281,461       $233,157

$17,132,404      $11,699,876      $7,817,338     $3,708,222     $2,587,815     $1,723,792

  7,350,822        2,775,567       1,173,803        427,454        281,461        233,157

  7,318,889        5,149,531       4,390,266      1,583,685      1,410,695      1,053,155
   (590,467)        (446,688)       (252,514)       (97,787)       (91,175)       (59,815)
 (1,601,618)      (1,357,432)     (1,059,362)      (366,371)      (324,642)      (263,297)
   (817,281)        (354,778)       (309,025)      (255,013)       (94,010)       (73,670)
    (23,796)         (14,755)        (10,342)        (4,169)        (3,223)           (83)
    (57,078)         (34,808)         (6,455)        (3,207)        (2,361)        (1,405)
   (207,982)        (284,109)        (43,833)       (97,774)       (56,338)       (24,019)

  4,020,667        2,656,961       2,708,735        759,364        838,946        630,866

 11,371,489        5,432,528       3,882,538      1,186,818      1,120,407        864,023

$28,503,893      $17,132,404     $11,699,876     $4,895,040     $3,708,222     $2,587,815


Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets, Continued for the years ended December 31, 1998, 1997 and 1996


                                                    Variable Insurance Products Fund II
                                                         Asset Manager Portfolio
                                                  1998             1997              1996
Investment income:
 Dividend income                               $187,684          $158,180          $133,666
 Capital gains distributions                    563,053           396,791           110,216
                                                750,737           554,971           243,882
 Expenses:
  Administrative expense                         12,260            10,361             8,072
  Mortality and expense risk                     58,657            54,683            36,522
  Net investment income                         679,820           489,927           199,288
Realized and unrealized gains (losses) on investments:
 Net realized gains on investments              155,701           198,545           122,556
 Net unrealized appreciation (depreciation) on
   investments                                   18,174           208,315           176,177
  Net realized and unrealized gains (losses) on
   investments                                  173,875           406,860           298,733
  Net increase in net assets resulting
   from operations                             $853,695          $896,787          $498,021
Net assets at beginning of year              $5,864,777        $4,483,785        $3,633,749
Net increase in net assets resulting from
  operations                                    853,695           896,787           498,021
Capital shares transactions:
 Net premiums                                 1,504,185         1,304,321         1,212,022
 Transfers of policy loans                     (174,116)         (100,858)          (67,771)
 Transfers of cost of insurance                (449,699)         (423,781)         (401,099)
 Transfers of surrenders                       (249,884)         (123,302)         (222,263)
 Transfers of death benefits                    (12,156)             (158)           (2,280)
 Transfers of other terminations                (15,437)           (3,731)           (5,303)
 Interfund transfers                            (33,908)         (168,286)         (161,291)
  Net increase in net assets from capital share
   transactions                                 568,985           484,205           352,015
Total increase in net assets                  1,422,680         1,380,992           850,036
Net assets at end of year                    $7,287,457        $5,864,777        $4,483,785






                      Variable Insurance Products Fund II
     Investment Grade Bond Portfolio                  Index 500 Portfolio

     1998         1997         1996           1998            1997           1996
   $39,734      $46,902      $35,859         $58,842        $17,532         $4,429
     4,714                                   136,288         35,574         11,389

    44,448       46,902       35,859         195,130         53,106         15,818
     1,721        1,572        1,469           9,557          5,431          1,561
     8,643        8,015        6,648          71,255         33,893          7,065

    34,084       37,315       27,742         114,318         13,782          7,192
    15,445       12,052        4,931         478,120        213,675         64,340

    20,815        9,013      (17,545)      1,380,373        455,684         83,067

    36,260       21,065      (12,614)      1,858,493        669,359        147,407

   $70,344      $58,380      $15,128      $1,972,811       $683,141       $154,599

  $823,750     $757,993     $710,276      $4,566,701     $1,340,570       $292,473
    70,344       58,380       15,128       1,972,811        683,141        154,599
   397,712      233,307      241,760       6,643,119      2,611,727      1,028,697
   (10,939)       2,346      (39,038)       (200,663)       (39,650)       (17,532)
   (88,089)     (83,015)     (80,239)       (886,807)      (393,476)      (141,911)
   (53,582)    (105,722)     (31,289)       (183,244)       (54,915)       (11,092)
    (3,204)        (618)      (1,056)        (16,201)        (1,332)
      (927)        (505)        (540)        (17,516)        (4,272)           (87)
     7,392      (38,416)     (57,009)        344,224        424,908         35,423

   248,363        7,377       32,589       5,682,912      2,542,990        893,498

   318,707       65,757       47,717       7,655,723      3,226,131      1,048,097

$1,142,457     $823,750     $757,993     $12,222,424     $4,566,701     $1,340,570


Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets, Continued for the years ended December 31, 1998, 1997 and 1996

                                          Variable Insurance Products Fund II
                                                  Contrafund Portfolio
                                           1998           1997          1996
Investment income:
 Dividend income                         $37,587        $17,687     $
 Capital gains distributions             276,533         46,743          3,899
                                         314,120         64,430          3,899
 Expenses:
  Administrative expense                  10,181          6,563          2,164
  Mortality and expense risk              68,560         33,820          9,790
  Net investment income (loss)           235,379         24,047         (8,055)
Realized and unrealized gains on investments:
 Net realized gains on investments       405,977        248,167         36,440
 Net unrealized appreciation on
   investments                         1,432,988        385,213        190,170
  Net realized and unrealized gains on
   investments                         1,838,965        633,380        226,610
  Net increase in net assets resulting
   from operations                    $2,074,344       $657,427       $218,555
Net assets at beginning of year       $5,101,986     $1,919,525       $291,610
Net increase in net assets resulting from
  operations                           2,074,344        657,427        218,555
Capital shares transactions:
 Net premiums                          5,148,927      2,852,974      1,487,812
 Transfers of policy loans              (203,142)       (93,023)       (19,479)
 Transfers of cost of insurance         (746,910)      (414,073)      (154,413)
 Transfers of surrenders                (248,949)      (103,126)       (16,096)
 Transfers of death benefits             (24,534)        (1,177)
 Transfers of other terminations         (34,555)        (8,960)           193
 Interfund transfers                     (36,600)       292,419        111,343
  Net increase in net assets from capital share
   transactions                        3,854,237      2,525,034      1,409,360
Total increase in net assets           5,928,581      3,182,461      1,627,915
Net assets at end of year            $11,030,567     $5,101,986     $1,919,525





      Variable Insurance Products II             Variable Insurance Products Fund III
                                                                           Growth & Income
      Asset Manager Growth Portfolio          Balanced Portfolio              Portfolio

     1998           1997          1996        1998           1997         1998         1997
   $28,628        $             $7,144       $3,696       $             $             $1,324
   133,880            772       13,847        5,647                       1,443        4,302

   162,508            772       20,991        9,343                       1,443        5,626

     2,638          1,700          452           62           25            218           26
    17,363          9,040        2,041        3,005          320          6,973          370

   142,507         (9,968)      18,498        6,276         (345)        (5,748)       5,230

    30,155         65,245        6,039        6,509          191         37,985          473

   148,003        117,585       16,180       48,417        2,140        199,570          786

   178,158        182,830       22,219       54,926        2,331        237,555        1,259

  $320,665       $172,862      $40,717      $61,202       $1,986       $231,807       $6,489

$1,304,663       $467,931      $53,576     $121,777     $              $214,268     $

   320,665        172,862       40,717       61,202        1,986        231,807        6,489

 1,392,497        787,790      415,186      539,114      102,622      1,372,004      182,863
   (10,349)       (29,528)     (12,378)      (5,099)                     (9,957)         (71)
  (221,079)      (122,121)     (40,421)     (45,367)      (3,050)      (110,453)      (8,429)
   (21,053)       (39,420)        (888)     (11,935)          (4)        (4,601)        (307)
       (91)
    (5,348)                                                                (433)
    (3,502)        67,149       12,139        9,817       20,223        120,558       33,723

 1,131,075        663,870      373,638      486,530      119,791      1,367,118      207,779

 1,451,740        836,732      414,355      547,732      121,777      1,598,925      214,268

$2,756,403     $1,304,663     $467,931     $669,509     $121,777     $1,813,193     $214,268


Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets, Continued for the years ended December 31, 1998, 1997 and 1996



                                                   Products Fund III
                                                  Growth Opportunities
                                                      Portfolio
                                                     1998          1997
Investment income:
 Dividend income                                     $8,299     $
 Capital gains distributions                         28,848      37,147
 Expenses:
  Administrative expense                                639         143
  Mortality and expense risk                         15,685       1,194
  Net investment income (loss)                       20,823      (1,337)
Realized and unrealized gains (losses) on investments:
 Net realized gains (losses) on investments          50,809       4,463
 Net unrealized appreciation (depreciation) on investments 394,294 23,265
  Net realized and unrealized gains (losses) on investments445,103 27,728
  Net increase (decrease) in net assets
   resulting from operations                        $465,926      $26,391
Net assets at beginning of year                     $544,175      $
Net increase (decrease) in net assets
   resulting from operations                         465,926       26,391
Capital shares transactions:
 Net premiums                                      2,646,226      424,520
 Transfers of policy loans                            (9,991)
 Transfers of cost of insurance                     (234,192)     (19,831)
 Transfers of surrenders                             (27,363)        (536)
 Transfers of death benefits
 Transfers of other terminations                      (6,801)
 Interfund transfers                                 174,729      113,631
  Net increase in net assets from capital
     share transactions                            2,542,608      517,784
Total increase in net assets                       3,008,534      544,175
Net assets at end of year                         $3,552,709     $544,175








                 American Century Variable Portfolios, Inc.
                           Capital Appreciation
     Balanced Portfolio           Portfolio          International Portfolio
     1998         1997        1998         1997         1998         1997
   $1,086      $          $             $              $1,827      $   6,735
    4,895                     18,759

    7,821                    4,895                     20,586


       20           5           41           10           239           38
    1,392         126        1,207          141         5,145          392

    6,409        (131)       3,647         (151)       15,202         (430)


   (1,944)        387      (14,210)        (425)       18,863          (34)
   18,540         559       14,374       (5,332)       54,979          652

   16,596         946          164       (5,757)       73,842          618

  $23,005        $815       $3,811      $(5,908)      $89,044         $188

  $52,097     $            $73,008      $            $199,713     $

   23,005         815        3,811       (5,908)       89,044          188


  288,299      57,959      183,887      71,171      1,002,411      176,976
   (5,411)                    (241)                    (5,436)          45
  (24,458)     (6,022)     (29,375)     (4,961)       (82,794)      (8,337)
   (5,978)       (110)     (13,744)       (126)       (12,709)      (1,208)

   (5,006)                                             (5,265)
    7,231        (545)         196      12,832         (7,657)      32,049

  254,677      51,282      140,723      78,916        888,550      199,525

  277,682      52,097      144,534      73,008        977,594      199,713

 $329,779     $52,097     $217,542     $73,008     $1,177,307     $199,713



Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets, Continued for the years ended December 31, 1998, 1997 and 1996


                                                      American Century Variable
                                                          Portfolios, Inc.
                                                                         Income &
                                                                          Growth
                                                  Value Portfolio       Portfolio
                                                 1998         1997        1998

Investment income:
 Dividend income                                $1,367     $                $39
 Capital gains distributions                    16,326
                                                17,693                       39
 Expenses:
  Administrative expense                           111           20
  Mortality and expense risk                     3,549          214          10
  Net investment income (loss)                  14,033         (234)         29
Realized and unrealized gains (losses) on investments:
 Net realized gains (losses) on investments    (10,206)         698          38
 Net unrealized appreciation (depreciation) on
   investments                                  19,163        2,214       1,125
  Net realized and unrealized gains (losses) on
   investments                                   8,957        2,912       1,163
  Net increase (decrease) in net assets resulting
   from operations                             $22,990       $2,678      $1,192
Net assets at beginning of year               $139,559     $           $
Net increase (decrease) in net assets resulting from
  operations                                    22,990        2,678       1,192
Capital shares transactions:
 Net premiums                                  699,611      116,538      30,706
 Transfers of policy loans                     (11,530)
 Transfers of cost of insurance                (82,653)      (8,468)       (128)
 Transfers of surrenders                       (24,446)         (47)
 Transfers of death benefits                   (17,555)
 Transfers of other terminations
 Interfund transfers                            52,604       28,858         750
  Net increase in net assets from capital share
   transactions                                616,031      136,881      31,328
Total increase in net assets                   639,021      139,559      32,520
Net assets at end of year                     $778,580     $139,559     $32,520







                                                   Lord, Abbett
     Massachusetts Financial Services               & Company
     Emerging   Growth &       New                   Growth &
      Growth     Income     Discovery   Research     Income
    Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
      1998       1998         1998       1998        1998


   $         $            $         $            $





      4                                 54
     46           5          1         349           34

    (50)         (5)        (1)       (403)         (34)


    146           8         15         909           68

  7,127         585        142      41,025       (1,217)


  7,273         593        157      41,934       (1,149)


 $7,223        $588       $156     $41,531      $(1,183)

$           $           $          $            $


  7,223         588        156      41,531       (1,183)


 47,502      10,680      1,842      204,167      64,470
                                       (150)
   (315)       (120)       (23)      (2,238)       (397)
   (918)                             (5,394)         (6)


  3,024         208                   7,535         840


 49,293      10,768      1,819      203,920      64,907

 56,516      11,356      1,975      245,451      63,724

$56,516     $11,356     $1,975     $245,451     $63,724


1. Organization and Significant Accounting Policies:
Organization:
Midland National Life Separate Account A ("Separate Account"), a unit investment trust, was established as a segregated investment account of Midland National Life Insurance Company (the "Company") in accordance with the provisions of the South Dakota Insurance laws. The assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of the Company. The Separate Account is used to fund variable universal life insurance policies of the Company.
The Separate Account invests in specified portfolios of Variable Insurance Products Fund ("VIPF"), Variable Insurance Products Fund II ("VIPF II"), Variable Insurance Products
Fund III ("VIPF III"), American Century Variable Portfolios, Inc. ("ACVP"), Massachusetts Financial Services ("MFS"), and Lord, Abbett & Company ("LAC") (collectively "the Funds"), each diversified open-end management companies registered under the Investment Company Act of 1940, as directed by participants. The VIPF III Balanced, Growth & Income and Growth Opportunities portfolios and the ACVP Balanced, Capital Appreciation, International and Value portfolios were introduced in 1997.
The ACVP Income & Growth portfolio, the MFS Emerging Growth, Growth & Income, New Discovery and Research portfolios as well as the LAC's Growth & Income portfolio were each introduced in 1998. All other portfolios have been in existence for more than three years. Investments in shares of the Funds are valued at the net asset values of the respective portfolios of the Funds corresponding to the investment portfolios of the Separate Account. Fair value of investments is also the net asset value. Walnut Street Securities serves as the underwriter of the Separate Account. Investment transactions are recorded on the trade date. Dividends are automatically reinvested in shares of the Funds. The first-in, first-out
(FIFO) method is used to determine realized gains and losses on investments.
Federal Income Taxes:
The operations of the Separate Account are included in the federal income tax return of the Company. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current law, the Company pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, the Company retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made


     1. Organization and Significant Accounting Policies, continued:
Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Merger:
Effective January 2, 1997, Investors Life Insurance Company of Nebraska ("Investors Life") was merged into the Company. Related to this merger all of the assets and liabilities of Investors Life were transferred to Midland including the assets of Investors Life's Separate Account B, which were merged into Midland's Separate Account A. The merger of the Separate Account B assets into Midland's Separate Account A was possible as the variable universal life insurance contracts were identical in all material respects to the contracts issued by Separate Account A. This merger of separate account assets was structured so that there was no change in the rights and benefits of persons owning contracts with either separate accounts and no change in the net asset values held by the respective participants of either of the separate accounts.
     2.     Expense Charges:
The Company is compensated for certain expenses as described below. The rates for each applicable charge is described in the Separate Account's prospectus.
? A contract administration fee is charged to cover the Company's recordkeeping and other administrative expenses incurred to operate the Separate Account.
? A mortality and expense risk fee is charged in return for the Company's assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.
? The Company assumes the responsibility for providing the insurance benefits included in the policy. The cost of insurance is determined each month based upon the applicable insurance rate and the current death benefit. The cost of insurance can vary from month to month since the determination of both the insurance rate and the current death benefit depends upon a number of variables as described in the Separate Account's prospectus


     2.     Expense Charges, continued:
? A transfer charge is imposed on each transfer between portfolios of the Separate Account in excess of a stipulated number of transfers in any one contract year.
? A surrender charge may be imposed in the event of a contract surrender or lapse within a stipulated number of years.

3. Purchases and Sales of Investment Securities:
The aggregate cost of purchases and proceeds from sales of investments for the years ended
December 31, 1998, 1997, and 1996 were as follows:


                             1998                         1997    1996
     Portfolio      Purchases       Sales        Purchases        Sales        Purchases        Sales

Variable Insurance
  Products Fund:
 Money Market      $3,703,516     $2,365,443     $2,398,056     $2,679,342     $2,034,275      $949,787
 High Income        2,203,912      1,455,179      1,762,564        534,720      1,130,421       593,263
 Equity-Income      8,012,948      3,161,806      4,606,039      1,926,533      3,626,635     1,654,290
 Growth            11,455,665      5,223,262      6,694,330      3,789,244      5,850,056     2,665,240
 Overseas           2,210,743      1,203,837      1,975,804        928,568      1,305,663       654,357

Variable Insurance
  Products
  Fund II:
 Asset Manager      2,586,539      1,337,735      2,167,982      1,198,071      1,858,024     1,305,947
 Investment Grade
   Bond               643,163        360,716        351,091        307,112        340,129       279,245
 Index 500          8,451,405      2,654,171      3,510,441        954,879      1,327,248       425,671
 Contrafund         6,631,801      2,542,183      3,786,750      1,239,389      1,876,198       473,421
 Asset Manager
   Growth           1,849,012        575,429      1,025,893       372,417         522,652       130,138

Variable Insurance
  Products
  Fund  III:
 Balanced             732,611        239,805        151,867        32,420
 Growth & Income    1,662,264        300,895        229,692        16,682
 Growth Oppor-
   tunities         3,263,185        699,754        583,991        67,546

American Century
  Variable
  Portfolios, Inc.:
 Balanced             335,438         74,354         69,085        17,933
 Capital Apprecia-
   tion               242,481         98,110         93,376        14,612
 International      1,186,094        282,341        224,848        25,753
                      911,411        281,349        153,593        16,945
 Income & Growth       32,015            657

Massachusetts
  Financial
  Services:
 Emerging Growth       50,012            769
 Growth & Income       10,927            164
 New Discovery          1,904             86
 Research             216,124         12,607

Lord, Abbett &
   Company:
 Growth & Income       65,826            952

                  $56,458,996    $22,871,604    $29,785,402    $14,122,166    $19,871,301    $9,131,859




4. Summary of Changes from Unit Transactions:
Transactions in units for the years ended December 31, 1998, 1997, and 1996 were as follows:

                                              1998                    1997                   1996
            Portfolio                 Purchases     Sales     Purchases    Sales     Purchases     Sales

Variable Insurance Products
Fund:

 Money Market                          295,836     184,053     160,457    175,104     132,191     61,393
 High Income                           121,025      66,129      71,855     20,908      45,898     25,239
 Equity-Income                         455,774     132,401     155,294     58,396     122,028     57,300
 Growth                                444,888     159,955     216,574    102,996     167,406     80,887
 Overseas                              122,745      60,018      89,759     39,237      67,962     33,856

Variable Insurance Products
  Fund II:
 Asset Manager                         102,475      54,816      77,125     50,498      84,315     66,066
 Investment Grade Bond                  44,592      23,051      20,534     19,490      20,996     18,784
 Index 500                             555,532     157,217     204,615     48,013      81,534     25,464
 Contrafund                            438,316     156,194     254,844     75,480     145,795     35,584
 Asset Manager Growth                  126,892      38,975      71,882     23,310      39,936     10,263

Variable Insurance Products
  Fund III
 Balanced                               60,349      19,734      13,593      2,733
 Growth & Income                       121,924      21,402      19,277      1,397
 Growth Opportunities                  251,295      52,957      51,166      5,612

American Century Variable
  Portfolios, Inc.:
 Balanced                               27,213       6,100       6,244      1,589
 Capital Appreciation                   23,494       9,333       8,033      1,258
 International                          98,873      22,399      21,308      2,405
 Value                                  74,591      22,784      13,166      1,434
 Income & Growth                         2,779          57

Massachusetts Financial Services:
 Emerging Growth                         4,556          63
 Growth & Income                           997          14
 New Discovery                             160           7
 Research                               22,120       1,245

Lord, Abbett & Company:
 Growth & Income                         6,014          84



5. Net Assets:
Net assets at December 31, 1998, consisted of the following:

                                              Accumulated
                                             Net Investment       Net
                                 Capital       Income an      Unrealized
                                  Share       Net Realized   Appreciation
      Portfolio                Transactions      Gains      of Investments     Total

Variable Insurance Products Fund:

 Money Market                   2,474,045        257,053                     2,731,098
 High Income                    2,735,943        660,085       (232,054)     3,163,974
 Equity-Income                 10,780,276      3,097,017      1,853,884     15,731,177
 Growth                        14,653,801      7,002,895      6,847,197     28,503,893
 Overseas                       3,720,814        908,652        265,574      4,895,040

Variable Insurance Products Fund II:
 Asset Manager                  4,514,398      2,008,761        764,298      7,287,457
 Investment Grade Bond            903,437        175,025         63,995      1,142,457
 Index 500                      9,368,052        901,318      1,953,054     12,222,424
 Contrafund                     8,072,838        948,155      2,009,574     11,030,567
 Asset Manager Growth           2,220,929        254,762        280,712      2,756,403

Variable Insurance Products Fund III:
 Balanced                         606,322         12,631         50,556        669,509
 Growth & Income                1,574,898         37,940        200,355      1,813,193
 Growth Opportunities           3,060,390         74,758        417,561      3,552,709

American Century Variable
  Portfolios, Inc.:
 Balanced                         305,960          4,721         19,098        329,779
 Capital Appreciation             219,638        (11,139)         9,043        217,542
 International                  1,088,075         33,601         55,631      1,177,307
 Value                            752,913          4,291         21,376        778,580
 Income & Growth                   31,328             67          1,125         32,520

Massachusetts Financial Services:
 Emerging Growth                   49,293             96          7,127         56,516
 Growth & Income                   10,768              3            585         11,356
 New Discovery                      1,819             14            142          1,975
 Research                         203,920            506         41,025        245,451

Lord, Abbett & Company:
 Growth & Income                   64,907             34         (1,217)        63,724

                               67,414,764     16,371,246     14,628,641     98,414,651


The accompanying notes are an integral part of the financial statements.

2 The accompanying notes are an integral part of the financial statements.

3 The accompanying notes are an integral part of the financial statements.

4 The accompanying notes are an integral part of the financial statements.

5 The accompanying notes are an integral part of the financial statements.

6 The accompanying notes are an integral part of the financial statements.

7 The accompanying notes are an integral part of the financial statements.

8 The accompanying notes are an integral part of the financial statements.

9 Midland National Life Insurance Company
Separate Account A
Notes to Financial Statements
18
Midland National Life Insurance Company
Separate Account A
Notes to Financial Statements, Continued


NEWSPA98

C O N T E N T S

                                                                Page(s)
Report of Independent Accountants                                  1
Balance Sheets                                                     2
Statements of Income                                               3
Statements of Stockholder's Equity                                 4
Statements of Cash Flows                                          5-6
Notes to Financial Statements                                     7-23






Report of Independent Accountants

The Board of Directors and Stockholder

Midland National Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Midland National Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Midland National Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




March 10, 1999

Midland National Life Insurance Company
Balance Sheets
as of December 31, 1998 and 1997
(Amounts in thousands, except share and per share amounts)

ASSETS                                                1998       1997

Investments:
   Fixed maturities                                $2,281,730 $2,420,977
   Equity securities                                  327,309    145,156
   Policy loans                                       213,267    202,129
   Short-term investments                             280,943    636,280
   Other invested assets                               37,076     29,329

      Total investments                             3,140,325  3,433,871

Cash                                                      754      2,384
Accrued investment income                              38,555     37,980
Deferred policy acquisition costs                     417,164    416,767
Present value of future profits of
acquired businesses                                    31,162     40,397
Other receivables and other assets                     14,407     28,045
Separate accounts assets                              249,145    139,072

      Total assets                                 $3,891,512 $4,098,516

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
   Policyholder account balances                   $2,307,893 $2,401,302
   Policy benefit reserves                            419,615    419,131
   Policy claims and benefits payable                  30,393     33,839
   Federal income taxes                                20,566     36,088
   Other liabilities                                  100,867     90,102
   Security lending liability                          50,500    308,125
   Separate account liabilities                       249,145    139,072

      Total liabilities                             3,178,979  3,427,659

Commitments and contingencies

Stockholder's equity:
   Common stock, $1 par value, 2,549,439 shares
   authorized, 2,548,878 shares outstanding             2,549      2,549
   Additional paid-in capital                          33,707     33,707
   Accumulated other comprehensive income              26,826     30,838
   Retained earnings                                  649,629    603,763
   Less treasury stock (561 shares), at cost             (178)

      Total stockholder's equity                      712,533    670,857

      Total liabilities and stockholder's equity   $3,891,512 $4,098,516


Midland National Life Insurance Company
Statements of Income
for the years ended December 31, 1998, 1997, and 1996
(Amounts in thousands)

                                             1998      1997       1996

Revenues:
   Premiums                                $94,495   $98,668    $101,423
   Interest sensitive life and
   investment product charges              159,115   157,423     150,839
   Net investment income                   224,939   188,650     173,583
   Net realized investment (losses)
   gains                                    (6,489)    3,561       6,839
   Net unrealized gains (losses) on
   trading securities                        2,847      (641)      6,200
   Other income                              3,157     2,565       4,362
      Total revenue                        478,064   450,226     443,246
Benefits and expenses:
   Benefits incurred                       137,313   146,227     151,208
   Interest credited to policyholder
   account balances                        133,529   111,333     103,618
      Total benefits                       270,842   257,560     254,826
Operating expenses (net of
commissions and other expenses
deferred)                                   47,549    44,130      43,243
Amortization of deferred policy
acquisition costs and present
      value of future profits of
      acquired businesses                   66,189    56,954      53,316
      Total benefits and expenses          384,580   358,644     351,385
Income before income taxes                  93,484    91,582      91,861
Income tax expense                          32,618    33,053      31,821
      Net income                           $60,866   $58,529     $60,040


Midland National Life Insurance Company
Statements of Stockholder's Equity
for the years ended December 31, 1998, 1997, and 1996
(Amounts in thousands)
                                                                Accumulated
                                       Additional                  Other                Less       Total
                                  Common Paid-in Comprehensive Comprehensive Retained Treasury Stockholder's
                                  Stock  Capital     Income        Income    Earnings   Stock     Equity

Balance at January 1, 1996        $2,549  $33,707                 $31,027  $510,194               $577,477
Comprehensive income:
   Net income                                         $60,040                60,040                 60,040
  Other comprehensive income:
     Net unrealized loss on available-for-sale
     investments                                      (12,202)  (12,202)                           (12,202)

Total comprehensive income                             $47,838

Balance at December 31, 1996        2,549   33,707                18,825     570,234                625,315

Comprehensive income:
  Net income                                            58,529                58,529                 58,529
  Other comprehensive income:
     Net appreciation on available-for-sale investments 12,013    12,013                             12,013

     Total comprehensive income                        $70,542

Dividends paid on common stock                                               (25,000)              (25,000)

Balance at December 31, 1997        2,549   33,707                30,838      603,763               670,857

Comprehensive income:
  Net income                                            60,866                 60,866                60,866
  Other comprehensive income:
     Net unrealized loss on available-for-sale
     investments                                        (4,012)   (4,012)                           (4,012)

     Total comprehensive income                         $56,854

Dividends paid on common stock                                                 (15,000)            (15,000)
Repurchase of minority interest shares                                                       (178)    (178)

Balance at December 31, 1998         $2,549   $33,707             $26,826      $649,629     $(178) $712,533




Midland National Life Insurance Company
Statements of Cash Flows
for the years ended December 31, 1998, 1997, and 1996
(Amounts in thousands)

                                                     1998       1997       1996
Cash flows from operating activities:
 Net income                                        $60,866    $58,529    $60,040
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Amortization of deferred policy acquisition costs
    and present value of future profits of acquired
    business                                       66,189     56,954     53,316
   Net amortization of premiums and discounts on
    investments                                     4,325      2,699      5,532
   Policy acquisition costs deferred              (54,611)   (50,363)   (65,285)
   Net realized investment (gains) losses           6,489     (3,561)    (6,839)
   Net unrealized (gains) losses on
    trading securities                            (2,847)       641     (6,200)
   Net proceeds from (cost of) trading
    securities                                   (37,769)    99,850      5,788
   Deferred income taxes                         (10,849)    (5,421)    12,177
   Net interest credited and product charges on
    charges on universal life and
    investment policies                          (25,586)   (46,090)   (47,221)
   Changes in other assets and liabilities:
     Net receivables and payables                 22,190    (13,946)    32,863
     Policy benefits                               8,397     15,826     26,185
     Other                                         1,173        122       (277)

   Net cash provided by operating
   activities                                     37,967    115,240     70,079

Cash flows from investing activities:
 Proceeds from investments sold, matured or repaid:
  Fixed maturities                             1,405,391  1,217,086  1,422,426
  Equity securities                              304,589    137,510    129,827
  Other invested assets                            2,601        941      2,055
 Cost of investments acquired:
  Fixed maturities                            1,281,839) (1,791,522)(1,569,779)
  Equity securities                            (451,181)  (144,862)  (145,096)
  Other invested assets                         (10,346)   (11,702)   (14,245)
 Net change in policy loans                     (11,138)    (9,995)   (11,295)
 Net change in short-term investments           355,337     93,875    (18,748)
 Net change in security lending                (257,625)   308,125
 Payment for purchase of insurance business, net of
  cash acquired                                 (1,026)    23,939

  Net cash provided by (used in)
  investing activities                          54,763   (176,605)  (204,855)

Midland National Life Insurance Company
Statements of Cash Flows, Continued
for the years ended December 31, 1998, 1997, and 1996
(Amounts in thousands)
                                                 1998      1997       1996
Cash flows from financing activities:
  Receipts from universal life
  and investment products                      317,398    280,164    285,569
  Benefits paid on universal life
  and investment products                     (396,580)  (194,993)  (156,514)
  Dividends paid on common stock               (15,000)   (25,000)
  Repurchase of minority interest shares          (178)

    Net cash provided by (used in)
    financing activities                       (94,360)    60,171    129,055

Increase (decrease) in cash                     (1,630)    (1,194)    (5,721)

Cash at beginning of year                        2,384      3,578      9,299

Cash at end of year                                754      2,384      3,578

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                      $119       $143      $166
    Income taxes, paid to parent                45,980     42,749    16,772

  Noncash operating, investing and financing
    Policy loans, receivables and other assets
    received in assumption reinsurance
    agreements                                      70     38,044



1. Summary of Significant Accounting Policies:
Organization:
Midland National Life Insurance Company ("Midland" or the "Company") is a wholly-owned subsidiary of Sammons Enterprises, Inc. ("SEI"). Midland operates predominantly in the individual life and annuity business of the life insurance industry. The Company is licensed to operate in 49 states and the District of Columbia.
Basis of Presentation:
Effective May 31, 1996, Midland sold its wholly-owned subsidiary, North American Management, Inc. ("NAM"), to an unrelated party for a net consideration which approximated the net equity of NAM at May 31, 1996. The operations of the subsidiary, which were included through May 31, 1996, were not material to the financial statements.
On January 2, 1997, Investors Life Insurance Company of Nebraska was merged into Midland. Since this wholly-owned subsidiary was previously consolidated with Midland, this merger had no impact on the financial statements of Midland.
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The following are the more significant elements of the financial statements affected by the use of estimates and assumptions:
 - Investment values.
 - Deferred policy acquisition costs.
 - Present value of future profits of acquired business.
 - Policy benefit reserves and claims reserves.
- Fair value of financial instruments.
-
The Company is subject to the risk that interest rates will change and cause a decrease in the value of its investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize a loss.


1. Summary of Significant Accounting Policies, continued:
Investments:
The Company is required to classify its fixed maturity investments (bonds and redeemable preferred stocks) and equity securities (common and nonredeemable preferred stocks) into three categories: securities that the Company has the positive intent and the ability to hold to maturity are classified as "held to maturity"; securities that are held for current resale are classified as "trading securities"; and securities not classified as held to maturity or as trading securities are classified as "available for sale". Investments classified as trading or available-for-sale are required to be reported at fair value in the balance sheet. The Company has no securities classified as held-to-maturity.

Trading securities are held for resale in anticipation of short-term market movements. The Company's trading securities are stated at market value. Gains and losses on these securities, both realized and unrealized, are included in the determination of net income. Net cost of or proceeds from trading securities are included in operating activities in the statements of cash flows.

Available-for-sale securities are classified as such if not considered trading securities or if there is not the positive intent and ability to hold the securities to maturity. Such securities are carried at market value with the unrealized holding gains and losses included as other comprehensive income in stockholder's equity, net of related adjustments to deferred policy acquisition costs, deferred income taxes and the accumulated unrealized holding gains (losses) on securities sold which are released into income as realized investment gains.
Cash flows from available-for-sale security transactions are included in investing activities in the statements of cash flows. For CMO's and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. This adjustment is included in net investment income.

Policy loans and other invested assets are carried at unpaid principal balances. Short-term investments are carried at amortized cost, which approximates fair value.

Investment income is recorded when earned. Realized gains and losses are determined on the basis of specific identification of the investments.


1. Summary of Significant Accounting Policies, continued:
Investments, continued:

When a decline in value of an investment is determined to be other than temporary, the specific investment is carried at estimated realizable value and its original book value is reduced to reflect this impairment. Such reductions in book value are recognized as realized investment losses in the period in which they were written down.

Recognition of Traditional Life, Health, and Annuity Premium Revenue and Policy Benefits:
Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Life insurance premiums, which comprise the majority of premium revenues, are recognized as premium income when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy benefit reserves and the amortization of deferred policy acquisition costs.

Liabilities for future policy benefits for traditional policies generally are computed by the net level premium method based on estimated future investment yield, mortality, morbidity, and withdrawals which were appropriate at the time the policies were issued or acquired. Interest rate assumptions range from 6.5% to 11%.

Recognition of Revenue and Policy Benefits for Interest Sensitive Life Insurance Products and Investment Contracts (Interest Sensitive Policies):
Interest sensitive policies are issued on a periodic and single premium basis. Amounts collected are credited to policyholder account balances. Revenues from interest sensitive policies consist of charges assessed against policyholder account balances for the cost of insurance, policy administration, and surrender charges. Revenues also include investment income related to the investments which support the policyholder account balances. Policy benefits and claims that are charged to expense include benefits incurred in the period in excess of related policyholder account balances. Benefits also include interest credited to the account balances.

Policy reserves for universal life and other interest-sensitive life insurance and investment contracts are determined using the retrospective deposit method. Policy reserves consist of the policyholder deposits and credited interest less withdrawals and charges for mortality, administrative, and policy expenses. Interest crediting rates ranged primarily from 3% to 6.5% in 1998, 3.75% to 6.75% in 1997 and 3% to 7% in 1996. For certain contracts these crediting rates extend for periods in excess of one year.


1. Summary of Significant Accounting Pollicies, continued:
Deferred Policy Acquisition Costs:
Policy acquisition costs which vary with, and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, policy issuance, underwriting, and certain variable agency expenses.
Deferred costs related to traditional life insurance are amortized over the estimated premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues.

Deferred costs related to interest sensitive policies are being amortized over the lives of the policies (up to 25 years) in relation to the present value of actual and estimated gross profits subject to regular evaluation and retroactive revision to reflect actual emerging experience.

Policy acquisition costs deferred and amortized for years ended
December 31 are as follows:
                                          1998      1997       1996

Deferred policy acquisition costs,
 beginning of year                       416,767   427,218    410,051

Commissions deferred                      44,072    40,660     55,005
Underwriting and acquisition expenses
 deferred                                 10,539    9,703      10,280
Change in offset to unrealized gains
 and losses                                3,766    (8,710)        92
Amortization                             (57,980)  (52,104)   (48,210)

Deferred policy acquisition costs,
 end of year                             417,164   416,767    427,218

To the extent that unrealized gains and losses on available-for-sale securities would result in an adjustment to the amortization pattern of deferred policy acquisition costs or present value of future profits of acquired business had those gains or losses actually been realized, the adjustments are recorded directly to stockholder's equity through other comprehensive income as an offset to the unrealized gains or losses.

Present Value of Future Profits of Acquired Business:
The present value of future profits of acquired business ("PVFP") represents the portion of the purchase price of a block of business which is allocated to the future profits attributable to the insurance in force at the dates of acquisition. The PVFP is amortized in relationship to the actual and expected emergence of such future profits. The composition of the PVFP for the years ended December 31 is summarized below:


1. Summary of Significant Accounting Policies, continued:
Present Value of Future Profits of Acquired Business, continued:

                                         1998      1997       1996

Balance at beginning of year             40,397    21,308     26,414

Value of in-force acquired                         23,939
Adjustment to purchase price             (1,026)
Amortization                             (8,209)   (4,850)    (5,106)

Balance at end of year                   31,162    40,397     21,308

Based on current conditions and assumptions as to future events, the Company expects to amortize approximately 18 percent of the December 31, 1998 balance of PVFP in 1999, 15 percent in 2000, 12 percent in 2001, 10 percent in 2002, and 9 percent in 2003. The interest rates used to determine the amortization of the PVFP purchased ranged from 5.5 percent to 6.5 percent.

Policy Claims and Benefits Payable:
The liability for policy claims and benefits payable includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience. Claim liabilities are necessarily based on estimates and are subject to future changes in claim severity and frequency. Estimates are periodically reviewed and adjustments to such liabilities are reflected in current operations.

Federal Income Taxes:
The Company is a member of SEI's consolidated United States federal income tax group. The policy for intercompany allocation of federal income taxes provides that the Company compute the provision for federal income taxes on a separate return basis. The Company makes payment to, or receives payment from, SEI in the amount they would have paid to, or received from, the Internal Revenue Service had they not been members of the consolidated tax group. The separate Company provisions and payments are computed using the tax elections made by the Parent. Deferred tax liabilities and assets are recognized based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Separate Account:
Separate account assets and liabilities represent funds held for the exclusive benefit of variable universal life and annuity contractholders. Fees are received for administrative expenses and for assuming certain mortality, distribution and expense risks. Operations of the separate accounts are not included in these financial statements.


1. Summary of Significant Accounting Policies, continued:
Comprehensive Income:
During 1998, the Company adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income." The standard requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Comprehensive income for the Company includes net income and unrealized gains and losses (other comprehensive income) on available-for-sale securities. The adoption of this statement does not impact the overall financial position or stockholder's equity of the Company.

Security Lending:
The Company periodically enters into agreements to sell and repurchase securities. Securities out on loan are required to be 100% collateralized. Short-term investments of $50,500 and the related liability representing the collateral received is reflected on the balance sheets as of December 31, 1998.

Treasury Stock:
During the fourth quarter of 1998, the Company purchased its remaining outstanding minority shares from the lone minority shareholder for $178. The shares are retained as treasury stock as a reduction to stockholder's equity.

2. Fair Value of Financial Instruments:
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:
Cash, Short-Term Investments, Policy Loans and Other Invested
Assets:
The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

Investment Securities:
Fair value for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value of equity securities are based on quoted market prices.


2. Fair Value of Financial Instruments, continued:
Investment-Type Insurance Contracts:
Fair values for the Company's liabilities under investment-type insurance contracts are estimated using two methods. For those contracts without a defined maturity, the fair value is estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with the contracts being valued.

These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including non investment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying value and estimated fair value of the Company's financial instruments are as follows:

                             December 31, 1998     December 31, 1997
                            Carrying  Estimated   Carrying  Estimated
                             Value    Fair Value   Value    Fair Value
Financial assets:
 Fixed maturities,
  available-for-sale       $2,281,730 $2,281,730 $2,420,977 $2,420,977
 Equity securities,
  available-for-sale          221,325    221,325     78,950     78,950
 Equity securities,
  trading                     105,984    105,984     66,206     66,206
 Policy loans                 213,267    213,267    202,129    202,129
 Short-term investments       280,943    280,943    636,280    636,280
 Other investments             37,076     37,076     29,329     29,329

Financial liabilities:
 Investment-type insurance
 Contracts                    866,000    850,000  1,011,000    989,000

3. Investments and Investment Income:
Fixed Maturities and Equity Security Investments:
The amortized cost and estimated fair value of fixed maturities and equity securities classified as available for sale are as follows:
                                            December 31, 1998
                                           Gross      Gross
                                         Unrealized Unrealized Estimated
                               Amortized   Holding    Holding     Fair
                                 Cost       Gains      Losses    Value
Fixed maturities:
U.S. Treasury and other U.S.
Government corporations
and agencies                      $208,581  $14,285     $378    $222,488
Corporate securities             1,052,442   30,366   15,546   1,067,262
Mortgage-backed securities         955,785   22,225    1,093     976,917
Other debt securities               14,861      225       23      15,063

Total fixed maturities           2,231,669   67,101   17,040   2,281,730

Equity securities                  209,952   15,403    4,030     221,325

Total available for sale        $2,441,621  $82,504  $21,070  $2,503,055

                                           December 31, 1997

                                           Gross      Gross
                                         Unrealized Unrealized Estimated
                               Amortized   Holding    Holding     Fair
                                 Cost       Gains      Losses    Value
Fixed maturities:
U.S. Treasury and other U.S. Government corporations

and agencies                     $625,958    $9,232     $266    $634,924
Obligations of U.S. states and political
subdivisions                        3,201       147                3,348
Corporate securities              660,172    30,234      577     689,829
Mortgage-backed securities      1,055,140    22,159      109   1,077,190
Other debt securities              14,861       826        1      15,686

Total fixed maturities          2,359,332    62,598      953   2,420,977

Equity securities                  69,221    10,433      704      78,950

Total available for sale       $2,428,553   $73,031   $1,657  $2,499,927

The cost of the equity securities classified as trading securities are $103,798 and $66,867, respectively at December 31, 1998 and December 31, 1997.


3. Investments and Investment Income, continued:
Fixed Maturities and Investment Security Investments, continued:
The unrealized appreciation on the available-for-sale securities in 1998 and 1997 is reduced by deferred policy acquisition costs and deferred income taxes and is reflected as accumulated other comprehensive income in the statements of stockholder's equity:

                                                      1998       1997

Gross unrealized appreciation                       $61,434     $71,374
Deferred policy acquisition costs                   (20,164)    (23,930)
Deferred income taxes                               (14,444)    (16,606)

Accumulated other comprehensive income              $26,826     $30,838

The other comprehensive income in 1998 and 1997 is comprised of the change in unrealized gains (losses) on available-for-sale fixed maturities and equity security investments arising during the period less the realized gains (losses) included in income, deferred policy acquisition costs and deferred income taxes as follows:
                                           1998        1997        1996
Unrealized holding gains (losses) arising in the
current period:
Fixed maturities                        $(11,399)    $27,096    $(12,860)
Equity securities                         (5,025)      3,571         759
Less reclassification adjustment for (gains)
losses released into income                6,484      (3,476)     (6,851)
Less DAC impact                            3,766      (8,710)         92
Less deferred income tax effect            2,162      (6,468)      6,658

Net other comprehensive income           $(4,012)    $12,013    $(12,202)

The amortized cost and estimated fair value of available-for-sale fixed maturities at December 31, 1998, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


3. Investments and Investment Income, continued:
Fixed Maturities and Investment Security Investments, continued:
                                                            Estimated
                                        Amortized Cost      Fair Value

Due in one year or less                     $66,556           $67,164
Due after one year through five years        94,231            96,047
Due after five years through ten years      297,052           313,506
Due after ten years                         818,045           828,096
Securities not due at a single
maturity date (primarily mortgage-
backed securities)                          955,785           976,917

Total fixed maturities                   $2,231,669        $2,281,730

Investment Income and Investment Gains (Losses):
Major categories of investment income are summarized as follows:

                                         1998        1997        1996
Gross investment income:
Fixed maturities                       $173,475    $148,640    $126,733
Equity securities                        22,563      13,831      22,202
Policy loans                             15,331      11,891      10,327
Short-term investments                   24,308      20,594      16,946
Other invested assets                     2,730         824         553

Total gross investment income           238,407     195,780     176,761

Investment expenses                      13,468       7,130       3,178

Net investment income                  $224,939    $188,650    $173,583

The major categories of investment gains and losses reflected in the income statement are summarized as follows:

                                     1998            1997                   1996
                                        Unrealized -               Unrealized -                Unrealized -
                                          Trading                    Trading                      Trading
                            Realized     Securities    Realized     Securities      Realized     Securities

   Fixed maturities            $185                     $2,934         $195          $8,047          $(438)
   Equity securities         (6,669)         2,847         542         (836)         (1,196)         6,638
   Other                         (5)                        85                          (12)

      Net investment gains
      (losses)              $(6,489)        $2,847      $3,561        $(641)         $6,839         $6,200


	3.	Investments and Investment Income, continued:
Investment Income and Investment Gains (Losses), continued:
Proceeds from the sale of available-for-sale securities and the gross realized gains and losses on these sales (excluding maturities, calls and prepayments) during 1998, 1997, and 1996 were as follows:


                                               1998                 1997                    1996
                                         Fixed                 Fixed                  Fixed
                                      Maturities   Equity   Maturities   Equity    Maturities    Equity

   Proceeds from sales                 $744,300   $304,589   $801,246   $136,085   $1,020,090   $106,354
   Gross realized gains                   7,527        442      3,757      1,977       10,418        787
   Gross realized losses                  7,313      6,303      3,213        887        5,030      1,954

Other:
At December 31, 1998, and 1997, securities amounting to approximately $14,993 and $14,366, respectively, were on deposit with regulatory authorities as required by law.
At December 31, 1998, and 1997, the Company entered into repurchase agreements with brokerage firms totaling $50,500 and $308,125, respectively.
The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. Government or U.S. Government Agency or Authority, the Company had no investments in one entity which exceeded 10% of stockholder's equity at December 31, 1998, except for the following investment with the following carrying value:

Residential Funding        $75,527

4. Income Taxes:
The significant components of the provision for Federal income taxes are as follows:
                                         1998        1997        1996

Current                                $43,467     $38,474     $19,644
Deferred                               (10,849)     (5,421)     12,177

Total federal income tax expense       $32,618     $33,053     $31,821



4. Income Taxes, continued:
Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as follows:
                                             1998      1997        1996

At statutory federal income tax rate       $32,720   $32,054     $32,151
Dividends received deductions                 (191)     (514)     (1,391)
Other, net                                      89      1,513      1,061

Total federal income tax expense           $32,618    $33,053    $31,821

The federal income tax liability as of December 31 is comprised of the following:
                                                      1998         1997

Net deferred income tax liability                   $21,470      $34,480
Income taxes currently (receivable) due                (904)       1,608

Federal income tax liability                        $20,566      $36,088

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31 are as follows:

                                                       1998       1997

Deferred tax liabilities:
Present value of future profits of acquired business  $10,907    $14,139
Deferred policy acquisition costs                      99,192    100,989
Investments                                            22,154     27,245
Other                                                     906
Total deferred income tax liabilities                 132,253    143,279

Deferred tax assets:
Policy liabilities and reserves                       108,973    108,799
Other                                                   1,810
Total gross deferred income tax assets                110,783    108,799

Net deferred income tax liability                     $21,470    $34,480

Prior to 1984, certain special deductions were allowed life insurance companies for federal income tax purposes. These special deductions were accumulated in a memorandum tax account designated as "Policyholders' Surplus." Such amounts will usually become subject to tax at the then current rates only if the accumulated balance exceeds certain maximum limitations or certain cash distributions are deemed to be paid out of this account. It is management's opinion that such events are not likely to occur. Accordingly, no provision for income tax has been made on the approximately $66,000 balance in the policyholders' surplus account at December 31, 1998.


5. Reinsurance:
The Company is involved in both the cession and assumption of reinsurance with other companies.  Reinsurance premiums and
claims ceded and assumed for the years ended December 31 are as follows:
                               1998            1997             1996
                          Ceded  Assumed  Ceded  Assumed   Ceded  Assumed

Premiums                 $20,280  $6,106 $17,081  $7,971  $13,759  $7,116
Claims                    11,495   5,954   8,683   4,472   12,170   6,068

The Company generally reinsures the excess of each individual risk over $500 on ordinary life policies in order to spread its risk of loss. Certain other individual health contracts are reinsured on a policy-by-policy basis. The Company remains contingently liable for certain of the liabilities ceded in the event the reinsurers are unable to meet their obligations under the reinsurance agreement.

Effective in 1996, the Company assumed certain policy risks from its affiliate, North American Company for Life and Health Insurance, and its subsidiaries. The company fulfilled its obligation on this assumption contract and was released of this risk effective December 31, 1998. The Company has reflected risk and profit charges of $729 and $1,119 in other income in 1997 and 1996, respectively, under the terms of the reinsurance contract. Effective October 31, 1997, Midland acquired, via assumption reinsurance, a block of life and annuity business. Under the assumption agreement, the Company assumed approximately $574,310 of life and annuity reserves which is reflected in the liabilities for future policy benefits and received $550,371 of assets which was net of $23,939 of PVFP. The PVFP asset is being amortized principally over periods up to 25 years in relation to the present value of expected gross profits. The assets acquired included approximately $511,877 in cash and short term instruments, $38,044 in policy loans and $450 of other assets.
In accordance with the agreement, the final purchase price was determined in 1998 which reduced the PVFP asset to $22,913 and the life and annuity reserves assumed to $573,284.

6. Statutory Financial Data and Dividend Restrictions:
The Company is domiciled in South Dakota and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the insurance department of the domiciliary state. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state to state and company to company.


6. Statutory Financial Data and Dividend Restrictions, continued:
Generally, the net assets of the Company available for distribution to its shareholders are limited to the amounts by which the net assets, as determined in accordance with statutory accounting practices, exceed minimum regulatory statutory capital requirements. All payments of dividends or other distributions to stockholders are subject to approval by regulatory authorities. The maximum amount of dividends which can be paid by the Company during any 12-month period, without prior approval of the insurance commissioner, is limited according to statutory regulations and is a function of statutory equity and statutory net income (generally, the greater of statutory-basis net gain from operations or 10% of prior year-end statutory-basis surplus). The company paid a stockholder dividend of $15,000 and $25,000 in 1998 and 1997, respectively. The maximum amount of dividends payable in 1999 without prior approval of regulatory authorities is approximately $60,000.
The statutory net income of the Company for the years ended December 31, 1998 and 1997 is approximately $75,000 and $65,000, respectively, and capital and surplus at December 31, 1998 and 1997 is approximately $384,000 and $323,000, respectively, in accordance with statutory accounting principles.

7. Employee Benefits:
The Company participates in qualified pensions and other postretirement benefit plans sponsored by SEI. The Company also provides certain post-retirement health care and life insurance benefits for eligible active and retired employees through a defined benefit plan. The following table summarizes the benefit obligations, the fair value of plan assets and the funded status over the two-year period ended December 31, 1998. The amounts reflect an allocation of the Company's portion of the SEI plan:

                                 Pension Benefits       Other Benefits
                                 1998       1997       1998        1997

Benefit obligation at
December 31                     $6,420     $4,678     $1,718      $2,203
Fair value of plan assets at
December 31                      3,642      3,176

Funded status at December 31   $(2,778)   $(1,502)   $(1,718)    $(2,203)

Accrued benefit liability
recognized in financial
statements                        $616        $92     $1,650      $1,751


7. Employee Benefits, continued:
The Company's post-retirement benefit plan is not funded;
therefore, it has no plan assets.
The amounts of contributions made to and benefits paid from the plan are as follows:
                                    Pension Benefits     Other Benefits
                                    1998       1997      1998      1997

 Employer contributions             $          $         $227      $172
 Employee contributions                                    56        56
 Benefit payments                    197        444       283       228

The following table provides the net periodic benefit cost for the years ended 1998, 1997 and 1996:

                               Pension Benefits   Other Benefits
                               1998  1997  1996  1998  1997  1996

Net periodic benefit costs    $524  $360  $263  $126  $179  $164

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

                                     Pension Benefits    Other Benefits
                                      1998       1997     1998     1997
Weighted-average assumptions
as of December 31:
Discount rate                        7.00%      7.25%    7.00%    7.25%
Expected return on plan
assets                               8.75%      8.75%      N/A      N/A
Rate of compensation
increase                             4.25%      4.25%      N/A      N/A

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually each year to a rate of 4.5% for 2006 and remain at that level thereafter.
The Company also participates in a noncontributory Employee Stock Ownership Plan (ESOP) which is qualified as a stock bonus plan. All employees are eligible to participate in this plan upon satisfying eligibility requirements. The ESOP is sponsored by SEI. Each year the Company makes a contribution to the ESOP as determined by the Board of SEI. The expense for 1998, 1997, and 1996 was $1,725, $1,920, and $1,700, respectively. All contributions to the ESOP are held in trust.


8. Commitments and Contingencies:
Lease Commitments:
Midland's home office building has been conveyed to the City of Sioux Falls, South Dakota, and leased back in a transaction in which the City issued $4,250 of Industrial Revenue Bonds for face value. The bonds are collateralized by $2,571 of Midland's investments in government bonds. The lease includes a purchase option under which Midland may repurchase the building upon repayment of all bonds issued. The lease terms provide for 10 annual payments equivalent to principal of $425 beginning in 1993 and semiannual payments through 2002 in amounts equivalent to interest at 5.5% on the outstanding revenue bond principal. The building and land costs have been capitalized and are carried as part of other assets and the lease obligation as part of other liabilities.

The Company also leases certain equipment. Rental expense on operating leases amounted to $1,511, $1,208 and $1,048 for the years ended December 31, 1998, 1997, and 1996, respectively. The minimum future rentals on capital and operating leases at December 31, 1998, are as follows:

 Year Ending December 31          Capital       Operating       Total

         1999                     $513           $1,823        $2,336
         2000                     489            1,827         2,316
         2001                     466            1,448         1,914
         2002                     442            191           633
         2003                                    191           191
         Thereafter                              705           705

Total    1,910                    $6,185         $8,095

Less amount representing interest       210

Present value of amounts due
under capital leases                   $1,700

Other Contingencies:
The Company is a defendant in various lawsuits related to the normal conduct of its insurance business. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance; however, in the opinion of management, the ultimate resolution of such litigation will not materially impact the Company's financial position.


9. Other Related Party Transactions:
The Company pays fees to SEI under management contracts.  The
Company was charged $1,552, $1,530 and  $1,458 in 1998, 1997, and
1996, respectively, related to these contracts.

The Company pays investment management fees to an affiliate
(Midland Advisors Company). Net fees related to these services were $1,855, $1,425 and $1,339 in 1998, 1997 and 1996, respectively.

The Company provided certain insurance and non-insurance services to North American Company for Life and Health Insurance ("North American"), beginning in 1997. The Company was reimbursed $1,465 and $488 in 1998 and 1997, respectively, for the costs incurred to render such services.

The Company sold certain securities to North American at the current market value of $15,856, incurring a realized loss of $2,736 in 1998. In addition the Company acquired securities totaling $22,679 from North American

10. Subsequent Event:
Effective January 4, 1999, the Company received a contribution from SEI totaling $64,000. These funds were then applied to purchase substantially all of the assets of Parkway Mortgage Inc. ("Parkway"), a mortgage broker. In addition, the Company agreed to assume responsibility for the warehouse line-of-credit to fund loan originations.

11. Event (Unaudited) Subsequent to the Date of the Independent
Auditor's Report:

Effective July 1, 1999, the Company changed its state of domicile from South Dakota to Iowa. The change will have no impact on the Company's business operations. The change was approved by both states.

The Company is currently negotiating for the purchase of an insurance Company and a block of insurance business which represent approximately $800 million of individual annuity contracts. On August 24, 1999, the Company signed a stock purchase agreement to purchase substantially all of the stock of the insurance company.

The accompanying notes are an integral part of the financial statements.







Midland National Life Insurance Company
Notes to Financial Statements
(Amounts in thousands)

Midland National Life Insurance Company
Notes to Financial Statements, Continued
(Amounts in thousands)

NEWMGP98

PART II


                          UNDERTAKING TO FILE REPORTS


     Subject to the terms and conditions of Section 15(d) of the Securi-

ties Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING


    Insofar as indemnification for liability arising under the Securities

Act of 1933 may be permitted to directors, officers and controlling per-

sons of the registrant pursuant to the foregoing provisions, or other-

wise, the registrant has been advised that in the opinion of the Securi-

ties and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifi-

cation by it is against public policy as expressed in the Act and will be governed by the final jurisdiction of such issue.

UNDRTAKE.txt

REPRESENTATIONS PURSUANT TO SECTION 26 (e) OF THE INVESTMENT COMPANY ACT

Midland National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Midland National Life Insurance Company.

S6FORM.TXT

CONTENTS OF REGISTRATION STATEMENT
                      ----------------------------------

This Registration Statement comprises the following Papers and Documents:

    The facing sheet.

    The prospectus consisting of 53 pages.

    The undertaking to file reports.

    Representations pursuant to Section 26(e) of the Investment
       Company Act.

    The signatures.

    Written consents of the following persons:

    (a)  Jack L. Briggs  5

    (b)  Sutherland Asbill & Brennan L L P   5

    (c)  PricewaterhouseCoopers  L L P   5

    (d)  Timothy A. Reuer 5

    The following exhibits:

1.  The following exhibits correspond to those required by paragraph A of the instructions as to the exhibits in Form N-8B-2:

    (1)  Resolution of the Board of Directors of Midland National Life

         establishing the Separate Account A.   3

    (2)  Not applicable.

    (3)  (a)  Principal Underwriting Agreement.   1

         (b)  Selling Agreement.   1

         (c)  Commission schedule.   5

    (4)  Not applicable.

(5) Form of Contract.   5


1      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on January 31, 1997.
2      Filed previously in Pre-Effective Amendment No. 2 for Form S-6 File
         No. 333-14061 on April 23, 1997.
3      Filed previously in Post Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on April 28, 1998.
4      Filed previously in Post Effective Amendment No. 3 for Form S-6 File
         No. 333-14061 on April 29, 1999.
5      Filed herein.
--------------

    (6)  (a)  Articles of Incorporation of Midland National Life.    3

         (b)  By-Laws of Midland National Life.   3

    (7)  Not applicable.

    (8)  (a)  Participation Agreements for Fidelity Distributors

              Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   2

         (b)  Amendments to Participation Agreements for Fidelity

              Distributors Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   2

         (c)  Participation Agreement for Fidelity Distributors

              Corporation/Variable Insurance Products Fund III.   3

         (d)  Participation Agreement for American Century Investment

              Services, Inc.   2

         (e)  Participation Agreement for Lord Abbett Series Funds, Inc.  4

         (f) Amendments to Participation Agreement for Lord Abbett Series Funds, Inc. 5

         (g)  Participation Agreement for Massachusetts Financial Variable

              Insurance Trusts.    4

    (9)  Not applicable.

   (10)  Application Form.   5

   (11)  Memorandum describing Midland National Life's issuance, transfer

         and redemption procedures for the Contract.   5

2.  See Exhibit 1(5).
    ---

3.  Opinion and Consent of Jack L. Briggs.   5

4.  No financial statements are omitted from the Prospectus pursuant to

     Instruction 1(b) or (c) or Part I.

5.  Not applicable.

6.  Opinion and Consent of Timothy A. Reuer.  5

7.  Consent of Sutherland Asbill & Brennan L L P   5

8.  Consent of PricewaterhouseCoopers  L L P   5


1      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on January 31, 1997.
2      Filed previously in Pre-Effective Amendment No. 2 for Form S-6 File
         No. 333-14061 on April 23, 1997.
3      Filed previously in Post Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on April 28, 1998.
4      Filed previously in Post Effective Amendment No. 3 for Form S-6 File
         No. 333-14061 on April 29, 1999.
5      Filed herein.


CONVLSL.txt

SIGNATURES
                             __________


    Pursuant to the requirements of the Securities Act of 1933, the registrant, Midland National Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota, on the 27th day of August, 1999.

                                    Midland National Life Separate Account A

   (Seal)                      By:  Midland National Life Insurance Company


                               By:_/s/ Michael M. Masterson__
                                    President


    Pursuant to the requirements of the Securities Act of 1933, Midland National Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota on the 27th day of August, 1999.


   (Seal)                      By:  Midland National Life Insurance Company


                               By:__/s/ Michael M. Masterson ____
                                    President


   Signature                   Title                           Date
   ---------                   -----                           ----

   /s/_ Michael M. Masterson   Director, Chairman of the       August 27, 1999
   Michael M. Masterson        Board, Chief Executive
                               Officer and President

   _/s/ John J. Craig II       Director, Executive Vice        August 27, 1999
   John J. Craig II            President

   _/s/ Steven C. Palmitier    Director, Senior Vice           August 27, 1999
   Steven C. Palmitier         President and Chief
                               Marketing Officer

   _/s/ Stephen P. Horvat, Jr. Director, Senior Vice           August 27, 1999
   Stephen P. Horvat, Jr.      President - Legal

   _/s/ Thomas M. Meyer        Vice President and              August 27, 1999
   Thomas M. Meyer             Chief Financial
                               Officer

   _____________________       Director and Vice President     August 27, 1999
   Robert W. Korba

VLSLSIG1.TXT

                                                     Registration No. 333-80975
                                                 PRE-EFFECTIVE AMENDMENT NO.1


________________________________________________________________________________
--------------------------------------------------------------------------------





                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                      ____________________________________


                                    EXHIBITS

                                       TO

                                    FORM S-6

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                      FOR

                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

                                      AND

                    MIDLAND NATIONAL LIFE INSURANCE COMPANY


                      ____________________________________










________________________________________________________________________________
--------------------------------------------------------------------------------

VLSLEXH.txt

EXHIBIT INDEX




    Exhibit
   _________

   1 (3) (c)   Commission Schedule

   1 (5)       Form of Contract

   1 (8) (f)   Amendment to Participation Agreement - Lord Abbett

   1 (10)      Application Form

   1 (11) Memo describing issuance, transfer and redemption procedures for the Contract.

   3 Opinion and Consent of Jack Briggs
   6 Opinion and Consent of Timothy Reuer
   7 Consent of Sutherland Asbill and Brennan L L P
   8 Consent of PricewaterhouseCoopers L L P

INDXVLSL.txt


1st YEAR COMMISSION
                         % of      % of
                        1st Year   1st Year    Renewal     Renewal     Service
                        Premium    Premium    Commission    Bonus        Fees
                        (up to     (over     (Yrs. 2-10) (Yrs. 2-10)  (Yrs. 11+)
                        Target     Target      % of        % of          % of
Product Name            Premium)   Premium)    Premium     Premium     Premium

Last Survivor Life:
Age at Issue:
25-70                     67         2.5         2.5          2           1.5
71-75                     60         1.0         1.0          2           1.5


  Joint                MNL's VSUL
Equal Age            Target Premium
   20                     2.65
   21                     2.73
   22                     2.81
   23                     2.89
   24                     2.98
   25                     3.07
   26                     3.16
   27                     3.25
   28                     3.35
   29                     3.45
   30                     3.55
   31                     3.66
   32                     3.77
   33                     3.88
   34                     4.04
   35                     4.21
   36                     4.38
   37                     4.56
   38                     4.75
   39                     4.95
   40                     5.15
   41                     5.37
   42                     5.59
   43                     5.82
   44                     6.20
   45                     6.60
   46                     7.03
   47                     7.49
   48                     7.98
   49                     8.50
   50                     9.05
   51                     9.64
   52                    10.27
   53                    10.94
   54                    11.94
   55                    13.03
   56                    14.21
   57                    15.45
   58                    16.70
   59                    17.96
   60                    19.23
   61                    20.51
   62                    21.79
   63                    23.08
   64                    24.38
   65                    25.69
   66                    27.01
   67                    28.34
   68                    29.68
   69                    31.03
   70                    32.38
   71                    33.73
   72                    35.08
   73                    36.43
   74                    37.77
   75                    39.08
   76                    40.36
   77                    41.60
   78                    42.79
   79                    43.92
   80                    44.98
   81                    46.00
   82                    47.00
   83                    48.00
   84                    49.00
85 50.00


VLSLCOMSCHD.txt

MIDLAND NATIONAL LIFE INSURANCE COMPANY

A Stock Company

Principal Office: 7755 Office Plaza Drive, West Des Moines, Iowa 50266


In this Contract, the terms "We", "Our", and "Us" are used to refer to Midland National Life Insurance Company; the terms "You" and "Your" refer to the Owner or Owners of this Contract.

We agree to pay the Proceeds of this Contract to the Beneficiary if We receive due proof of both Insureds' death prior to the Maturity Date and while this Contract is in force. If at least one Insured is living on the Maturity Date, We will pay the Net Cash Surrender Value to You. Other rights and benefits will be provided according to the terms of this Contract.

This Contract is a legal contract between You and Midland
National Life Insurance Company. READ YOUR CONTRACT CAREFULLY. A guide to its contents is on Page 2. A summary is on Page 3.
If there is a question about it, or if there is a claim, contact
Your Midland Agent or Our Executive Office.

Right To Examine Contract

You may examine this Contract and if for any reason You are not satisfied with it, You may return it to Us by delivering or mailing it to the Agent through whom it was purchased or to Our Administrative Office. This must be done by the later of the 10th day after You receive it or the 45th day after Part 1 of the application was signed. We will then deem this Contract void from the start and refund the Contract Fund plus the sum of all charges deducted from Your premiums, the Contract Fund and the Investment Divisions.

Signed for the Company at its Principal Office on the Contract Date.


LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

Proceeds Payable Upon Survivor's Death Prior to the Maturity Date. Adjustable Death Benefit. Contract Values will Reflect the Investment Experience of Our Separate Account and Interest Earned in the General Account. Flexible Premiums Payable Prior to the Survivor's Death, or Prior to the Maturity Date. Non-Participating.


    2.  Table of Surrender Charges

    The factors shown below are used to calculate the Surrender Charge as described in the Surrender Charge section of the Contract Values provision.


       Contract         Surrender
        Year             Charge
                         Factor

           1            $  5.20
           2               5.20
           3               4.94
           4               4.68
           5               4.42

           6               4.16
           7               3.90
           8               3.64
           9               3.38
          10               3.12

          11               2.86
          12               2.60
          13               2.34
          14               2.08
          15               1.04

    After 15               0.00


                 3.  Table of Guaranteed Monthly Risk Rates

The rates shown below are used to calculate the Risk Charge as described in the Risk Charge section of the Contract Values provision.

  Contract      Guaranteed                   Contract      Guaranteed
  Year          Risk Rate                    Year          Risk Rate
   1             0.000218                     34            0.718141
   2             0.000704                     35            0.841389
   3             0.001290                     36            0.987922
   4             0.001994                     37            1.165251
   5             0.002835                     38            1.382146
   6             0.003881                     39            1.644712
   7             0.005117                     40            1.955245
   8             0.006579                     41            2.314048
   9             0.008297                     42            2.719877
  10             0.010301                     43            3.172450
  11             0.012687                     44            3.675995
  12             0.015476                     45            4.242810
  13             0.018746                     46            4.890227
  14             0.022562                     47            5.635498
  15             0.027066                     48            6.495043
  16             0.032431                     49            7.469612
  17             0.038838                     50            8.549219
  18             0.046595                     51            9.718637
  19             0.055937                     52           10.965037
  20             0.066909                     53           12.276815
  21             0.079897                     54           13.647641
  22             0.094917                     55           15.084452
  23             0.111974                     56           16.596277
  24             0.131620                     57           18.211937
  25             0.154798                     58           19.985889
  26             0.182371                     59           22.047174
  27             0.215613                     60           24.687958
  28             0.256529                     61           28.478876
  29             0.306836                     62           34.519571
  30             0.367052                     63           44.775873
  31             0.437834                     64           61.995404
  32             0.519446                     65           83.333333
  33             0.612308                     66+                  0


      4.  Policy Specifications

      Premium Load.  The Premium Load will be equal to:
         a. Sales Load of 2.25 percent; plus
         b. Premium tax of 2.25 percent; plus
         c. Federal Tax of 1.5 percent.

      Policy Load.  The annual Policy Load will not be more than:
         a. $120; plus
         b. An annual Expense Amount.

      The annual Expense Amount is equal to:
         a. $0.84 multiplied by
         b. The number of thousands of Specified Amount then in effect.

      The Expense Amount is only present during the first ten
      Contract Years.

      General Account Interest Rate. The interest rate credited to the General Account will not be less than 3.5 percent.

      Maximum Loan Interest Rate. The maximum interest rate that We will charge on Contract Loans is an effective rate of 8 percent per year from the date of the loan.

      Mortality and Expense Charge. The Mortality and Expense Charge is a daily charge equivalent to an effective annual rate of 0.50 percent for Contract Years one through ten. We will charge
         0.25 after the tenth Contract Year.




                             Policy Specifications continued

                             Standard Death Benefit
                            Corridor Percentage Table

         Youngest Insured's                     Youngest Insured's
           Attained Age         Percentage        Attained  Age     Percentage
             0-40               250%                60              130%
               41               243%                61              128%
               42               236%                62              126%
               43               229%                63              124%
               44               222%                64              122%
               45               215%                65              120%
               46               209%                66              119%
               47               203%                67              118%
               48               197%                68              117%
               49               191%                69              116%
               50               185%                70              115%
               51               178%                71              113%
               52               171%                72              111%
               53               164%                73              109%
               54               157%                74              107%
               55               150%              75-90             105%
               56               146%                91              104%
               57               142%                92              103%
               58               138%                93              102%
               59               134%                94              101%
                                                    95+             100%

Contract Summary

We offer this summary to help You understand this Contract.
This summary does not go into detail. We do not intend that it change any of the provisions of this Contract. You should read the actual provisions for full information and any limits which may apply. The "Contract Provisions" section on the inside of the front cover shows where the provisions may be found.

This is a Contract of life insurance. We will pay a death benefit (Proceeds) if both Insureds die while this Contract is in force. This money often is not taken in one sum. For all or part of it, another form of payment may be available. If the Survivor dies and the choice of payment has not been made, the person who is entitled to receive the money may be able to make the choice of payment.

Premium payments for this Contract are flexible. We allow an extra 61 days (Grace Period) beyond the first Monthly Anniversary on which the Net Cash Surrender Value is insufficient to cover the Monthly Deduction for payment of enough premium to keep the Contract in force. If the Additional Required Premium is not paid by the end of the Grace Period, all coverage under this Contract ends.

This Contract has guaranteed Cost of Insurance Rates. Rates more favorable than these may be declared by Us. Your Contract Fund will change in proportion to the investment experience of the Investment Divisions You have chosen.

There are other rights available to You.
Unless We amend it to say otherwise, this Contract gives You these rights among others:

a. You may request a change in the Death Benefit;
b. You may assign the Contract;
c. You may change the Owner or Beneficiary; or
d. You may borrow or withdraw part or all of the Net Cash Surrender
Value.

This Contract, as issued, may or may not have extra benefits. If it does, We add them by Rider.

Definitions

Some of the main words and phrases used in this Contract are defined here. Many other words and phrases are explained in the Contract provisions themselves.

Executive Office - Our Executive Office is:
One Midland Plaza, Sioux Falls, South Dakota, 57193.

Principal Office - Our Principal Office is:
7755 Office Plaza Drive, West Des Moines, Iowa 50266.

Insureds - the persons whose lives are insured by this basic Contract (not including Riders). The Insureds are specified on the Contract Information page. They need not be the Owner.

Suppose We issue a Contract on the life of Your father and mother. You applied for it and named no one else as Owner. Your parents are the Insureds and You are the Owner.

Survivor - the Insured who is living after the death of the other Insured. The first death of the two Insureds must occur while this Contract is in force. If both Insureds die simultaneously or in circumstances where it is not clear which Insured died first, the older of the two Insureds will be deemed to be the Survivor.

Attained Age - the Issue Age, as shown on Page
1, plus the number of completed Contract Years since the Contract Date.

Owner - the person who has control of the rights and values provided in this Contract. Often an Insured is the Owner, but not always. There may also be more than one Owner. The Owner or Owners are specified on the Contract Information page. "You" or "Your" is used to refer to the Owner or Owners in this Contract.

Beneficiary - as specified in the application unless changed as provided in this contract.

Policy - this basic document plus any amendments, but excluding the application or any Riders.

Contract - this Policy, plus any endorsements, and Riders.
"Contract" also includes the application, and any future supplemental applications for changes in Specified Amount.

Record Date - the date the Contract is recorded on Our books as an in force Contract.

Rider(s) - the form(s) attached to this Contract which describe any additional benefits provided by Rider.

Anniversary or Contract Anniversary - the same month and day as the Contract Date, in each later year.

If the Contract Date is June 3, 2000, the first Anniversary is
June 3, 2001; the second Anniversary is June 3, 2002, and so on.

Contract Year - a year which begins on an Anniversary.

If the Contract Date is June 3, 2000, the first Contract Year starts on June 3, 2000, and ends on June 2, 2001, the second
Contract Year starts on June 3, 2001, and ends on June 2, 2002, and so on.

Monthly Anniversary - the day of each month that has the same numerical date as the Contract Date.

Contract Month - a month which begins on a Monthly
Anniversary.

If the Contract Date is June 3, 2000, the first Contract Month starts on June 3, 2000, and ends on July 2, 2000; the second
Contract Month starts on July 3, 2000, and ends on August 2, 2000, and so on.

Business Day - a day when We and the New York Stock Exchange are open for business.

Valuation Period - A Valuation Period is the interval of time beginning at the close of the New York Stock Exchange on each Business Day and ending at the close of the New York Stock Exchange on the next Business Day.

Premiums

Payment of Premiums. You may pay any amount over $50 subject to the Maximum Premium Limit. In addition, the premium You pay must exceed the Minimum Premium.

The first premium is due on the Contract Date. You may pay premiums after the first at any time. We will send premium notices to You annually, semi-annually, or quarterly. You may also pay premiums using a monthly automatic payment plan. You may ask Us to change the amount or frequency of the payments as long as the amount is more than $50 but less than the Maximum Premium Limit. Premiums must be paid to Us at Our Executive Office.

Maximum Premium Limit. Federal law limits the premiums that can be paid if this Contract is to qualify as life insurance for tax purposes. We will not accept a premium which would cause this limitation to be violated. If We accept a premium in error, We will refund it as soon as the error is discovered. We will accept any premium which is necessary to keep this Contract in force.

Additional Information regarding Maximum Premiums and their affect on the qualification of this Contract as life insurance for tax purposes will be provided upon request.

Minimum Premium Period.
The Minimum Premium Period is the time from the Contract Date to the fifth Anniversary. Regardless of the amount of Net Cash Surrender Value, this Contract is guaranteed to remain in force during the Minimum Premium Period if the sum of the premiums paid, less any Contract Debt and any withdrawals, is equal to or greater than the Minimum Premium Requirement.

Minimum Premium Requirement.
The Minimum Premium Requirement is:
a. The Minimum Premium shown on Page 1, times
b. The number of Contract Months completed plus one.

Continuation of Insurance. Even if You stop paying premiums, this Contract will continue as long as:
a. The Net Cash Surrender Value is sufficient to make Monthly
    Deductions, or
b. The Contract is within the Minimum Premium Period and the sum of the premiums paid less any Contract Debt and any withdrawals is equal to or greater than the Minimum Premium Requirement.


Grace Period. Before this Contract will terminate for insufficient payment of premium, a Grace Period of 61 days will be given for the payment of additional premiums. The Grace Period will begin on any Monthly Anniversary where this Contract does not meet the conditions in a. or b.
of the Continuation of Insurance section. If the Grace Period expires without payment of the Additional Required Premium, this contract will terminate at the end of the Grace Period without value.

At least 30 days before this Contract ends without value, We will mail to Your last known address a notice showing the Additional Required Premium. We will send a copy of the notice to the last known address of any assignee of record. That premium will be due on the date the Grace Period began.

Additional Required Premium.  If this Contract is within the
Minimum Premium Period, the Additional Required Premium to keep this Contract in force will be the lesser of:
a. The Minimum Premium Requirement at the beginning of the Grace Period, plus any Contract Debt and withdrawals, less the sum of the premiums paid; and
b. The premium needed to increase the Net Cash Surrender Value to an amount that allows the Monthly Deduction to be made.

If the Contract is beyond the Minimum Premium Period, the Additional Required Premium will be the premium needed to increase the Net Cash Surrender Value to an amount that allows the Monthly Deduction to be made.

Reinstatement. If the Grace Period expires without payment of the Additional Required Premium, this Contract may be reinstated within five years after its expiration. Reinstatement is subject to these conditions:
a. Receipt by Us of Your application for reinstatement;
b. Receipt by Us of satisfactory evidence of both Insureds' insurability;
c. Payment of a premium that is enough to keep the Contract in force for two months following reinstatement;
d. Payment or restoration of any Contract Debt; and
e. Deduction from the Contract Fund of all overdue Monthly
      Deductions.

If this Contract is reinstated during the Minimum Premium Period, We will reinstate the Minimum Premium Guarantee Period, but in no event will it extend beyond the fifth Anniversary. To reinstate the Minimum Premium Period, the total premium paid less any Contract Debt or withdrawals must exceed the Total Minimum Premium Requirement.

If this Contract is reinstated after the Minimum Premium Period, no Minimum Premium Period will apply.

Reinstatement is effective on the first Monthly Anniversary on or following Our approval of the reinstatement. The Surrender
Charge is not affected by Reinstatement.

Proceeds

We will pay the Proceeds when We receive proof of both Insureds' death while this Contract is in force. Proof of death of the first of the two insureds to die should be sent to Us within 90 days of death.

Proceeds Defined. The Proceeds is the sum of:

a. The amount of the Death Benefit; and
b. Any benefit provided by Rider(s) at the death of the Survivor; less:
c. Any Contract Debt; and
d. Any past due Monthly Deductions.

Death Benefit Defined. Under Death Benefit
Option 1, the Death Benefit is the greater of:
a. The Specified Amount; or
b. The Contract Fund multiplied by the Corridor Percentage found in the Policy Specifications.

Under Death Benefit Option 2, the Death Benefit is the greater of:
a. The Specified Amount plus the Contract Fund; or
b. The Contract Fund multiplied by the Corridor Percentage found in the Policy Specifications.

You elect the Death Benefit Option in the application. If no option is elected, Death Benefit Option 1 is the automatic option.

Corridor Percentage. The Corridor Percentage is found in the Policy Specifications. As shown in this table, the percentages change on each Contract Anniversary and vary with the attained age of the youngest insured. These percentages are used in the calculation of the death benefit as described in the Death Benefit Section. You elect either the Standard or Enhanced Corridor Percentage in the application. If no table is elected, the Standard table is automatically assigned. Once the Corridor Percentage Table is established at issue, it may not be changed.

Beneficiary

Designation. The Beneficiary named in the application for this Contract will receive the Proceeds upon the death of the Survivor unless You have changed this designation.

Change. You may change any Beneficiary designation while at least one Insured is alive, unless the previous designation provides otherwise. Such change will take effect only after We receive Your written request in a form approved by Us. Any previous Beneficiary's interest will end then even if the Survivor is not living when We receive the request. We reserve the right to require that this Contract accompany such request.

Class of Beneficiary. The priority of a Beneficiary may be shown by using numbered classes. The class of first priority is called Class 1, the class of second priority is called Class 2, and so on. The following statements apply to Beneficiaries unless otherwise stated:

a. One will have the right to be paid only if he or she survives the Survivor and only if no one in a prior class survives the Survivor;

b. One who has the right to be paid will be the only one paid if no one else in the same class survives the Survivor;

c. Two or more in the same class who have the right to be paid will be paid in equal shares, unless otherwise requested; and

d. If none survives the Survivor, the Owner or Owners will be paid. If the Owner or Owners do not survive the Survivor, We will pay the estate of the Owner or Owners.

Suppose the Class 1 Beneficiary is Jane and the Class 2 Beneficiaries are Paul and John. We owe Jane the Proceeds if she is living at the Survivor's death. We owe Paul and John the Proceeds if they are living then but Jane is not. But if only one of them is living, We owe him the Proceeds. If none of them is living, We owe the Owner or Owners.

Right to Change Death Benefit

Changes in Specified Amount. You may change the Specified
Amount while both Insureds are living. You must send Us a written request for the change. You may not make changes more often than twice a year. If We approve the change, We will send You an amended Contract Information page. The amended Contract Information page will show the change and the effective date of the change. Any change in Specified Amount is subject to the following conditions:

a. If the Specified Amount is to be decreased:

   1.The Specified Amount cannot be decreased to less than $200,000;

   2. The Specified Amount cannot be decreased to an amount that would cause the Maximum Premium Limits to be violated;

   3. All decreases in Specified Amount will decrease previous increases in reverse order before decreasing the initial
      Specified Amount; and

   4. The Minimum Premium shown on Page 1 will not decrease.

b.    If the Specified Amount is to be increased:

   1. The Specified Amount can not be increased by less than $50,000;

   2. The increase must be applied for on a supplemental application;

   3. We will need satisfactory evidence of both Insureds' insurability; and

   4. The portion of the Specified Amount representing the increase may be assigned a Premium Class different from the Premium Class assigned to the original Specified Amount or to any other increases; and

   5. The Minimum Premium shown on Page 1 will increase.

Changes in Death Benefit Option. You may make limited changes to the Death Benefit Option while both Insureds are living.
You must send Us a written request for the change. The change will be effective on the date shown on the amended Contract Information page. We will require satisfactory evidence of both Insureds' insurability to make this change. We will not allow a change if it would cause the Maximum Premium Limits to be violated. The following describes the changes We allow and how these changes affect Your Contract.

a. If the change is from Option 1 to Option 2, the Specified Amount will be reduced to equal the current Specified Amount minus the current Contract Fund. This change will not be allowed if it would result in the Specified Amount being less than $200,000.

b. If the change is from Option 2 to Option 1, the Specified Amount will be increased to equal the current Specified Amount plus the current Contract Fund.

Changes in Corridor Percentage Table.  You may not change
Corridor Percentage Tables.

Your Investment Options

The Separate Account

The Separate Account. The Separate Account is Our Separate
Account A, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of Iowa. We own the assets of the account; We keep them separate from the assets of Our General Account. We established the account to support variable life insurance contracts.

Initial Allocation. If any premium is received on or prior to the Record Date, the Invested Premium will be allocated to the General Account regardless of the allocation percentages You have indicated. The day following the Record Date, the value in the General Account will be reallocated among the Investment Divisions and the General Account as specified by You in the application.

Allocations. The Separate Account has several Investment
Divisions.  We  list them on the application and in the Prospectus.
You determine, using percentages, how Invested Premiums will be allocated to Our General Account or among the Investment Divisions. You may choose to allocate nothing to Our General Account or to a particular Investment Division. But any allocation You make must be at least 10 percent; You may not choose a fractional percent.

Example: You may choose a percentage of 0, or 100, or 10, 11, 12, and so on, up to 90. But You may not choose a percentage of 1 through 9, or 91 through 99, or any percent that is not a whole number. The total for all percentages must be 100 percent.

We reserve the right to limit the number of Investment Divisions in which you have funds invested.

The allocation of Invested Premiums that took effect the day following the Record Date is shown in the application. You may change the allocation for future Invested Premiums at any time if the Contract is in force. To do so, You must notify Us in writing in a form that meets Our needs. The change will take effect on the date We receive Your notice at Our Executive Office.

A premium might be paid when the Contract Fund amount is less than zero. In that case, when We receive that premium, We first use as much of the Invested Premium as We need to eliminate the deficit in the Contract Fund. We will then allocate any remainder of the Invested Premium in accordance with Your most recent request.

Deductions are made from the unloaned portion of the General
Account and the Investment Divisions of Our Separate Account for cost of insurance, Policy Load and other fees. You determine, using percentages, how these charges will be deducted from the Investment Options. Similar to premium allocation, You may choose a percentage of 0, or 100, or 10, 11, 12, and so on, up to 90. The total for all allocations must be 100 percent. You may change these allocations at any time if the Contract is not in default. Notification must be in writing and sent to Our Executive Office. The change will take effect on the date We receive Your notice.

Transfers. You may request in writing to transfer monies from one Investment Division to another or between the Investment Divisions and the General Account. The minimum amount You may transfer is $200. This minimum need not come from any one Investment Division or be transferred to any one Investment Division. The minimum applies to the net amounts being transferred in Your request. You may make up to twelve transfers in each year without charge. For each additional transfer there is a charge of $25. This charge will be deducted from the Investment Divisions from which the transfer is being made in equal proportion to the number of such Investment Divisions on the day of the transfer. The amount remaining in the Investment Division after deducting the transfer and any transfer charge must be greater than or equal to zero.

The maximum amount that can be transferred from the General
Account to the Separate Account in any Contract Year is the larger of:

a. 25 percent of the unloaned amount in the General Account at the beginning of the Contract Year; or

b. $1,000.

The Funds. The word Funds, where We use it in this Contract without qualification, means the Funds We identify in the application. The Funds are registered with the SEC under the Investment Company Act of 1940 as open-end diversified management investment companies. The Funds have several portfolios; there is a portfolio that corresponds to each of the Investment Divisions of Our Separate Account.

Account Investments. We use the assets of Our Separate
Account to buy shares in the Funds. Each Investment Division is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Division.
This is without regard to income, gains, or losses in Our other investment accounts.

We will always keep assets in the Separate Account with a total value at least equal to the Contract Fund under Contracts like this one. To the extent those assets do not exceed this amount, We use them only to support those Contracts; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

Change in Investment Policy. A portfolio of the Funds might make a material change in its investment policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may exchange monies You have allocated to another
Investment Division of Our Separate Account.

Change of Fund. A portfolio might, in Our judgement, become unsuitable for investment by an Investment Division. This might happen because of a change in investment contract, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the application. But We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.

Contract Values

The Value of Your Contract Fund. The amount in
Your Contract Fund at any time is equal to the sum of the amounts You then have in Our General Account and in the Investment Divisions of Our Separate Account under this Policy.

The Contract Fund on the Contract Date is any Invested Premium received on or before the Contract Date minus the Monthly Deduction due on the Contract Date, plus any interest credited since We received Your premium.

Your Value in Our General Account. The amount You have in Our General Account at any time is equal to the accumulation at interest of:

a. The Contract Fund in the General Account from the end of the previous Contract Month; plus
b. Invested Premiums allocated to, or transfers made to the General Account during the current Contract Month; minus
c. Any Monthly Deduction allocated to the General Account at the beginning of the current Contract Month; minus
d. Any partial withdrawals, transfers, or transfer charges taken from the General Account during the current Contract Month; minus
e. Any amount charged against the General Account for Federal or State Income Taxes.

We will credit the amount in Our General Account with interest
We determine based on Our future expectations. The rates may be different for unloaned and loaned amounts. Such interest rates are as shown in Policy Specifications on page 5. Any interest in excess of that shown in Policy Specifications will be at the SOLE DISCRETION of Our Board of Directors and will also be stated as an effective annual rate.

Your Value in Our Separate Account. The Separate Account portion of the Contract Fund at any time is equal to the sum of the values of all Accumulation Units assigned to the Policy.

The number of Accumulation Units in any Investment Division is equal to:

a. The number of Accumulation Units in the Investment Division at the end of the previous Contract Month; plus
b. The number of Accumulation Units from Invested Premiums allocated to, or transfers made to the Investment Division during the current Contract Month; minus
c. The number of Accumulation Units from any Monthly Deduction allocated to the Investment Division at the beginning of the current Contract Month; minus
d. The number of Accumulation Units from any partial withdrawals, transfers or transfer charges taken from the Investment Division during the current Contract Month, minus
e. The number of Accumulation Units from any amount charged against the Investment Division for Federal or State income taxes.

Accumulation Units. We will credit amounts to or deduct amounts from the Investment Divisions in the form of Accumulation Units. The number of Accumulation Units to be credited to or deducted from any Investment Division will be determined by dividing the amount to be credited to or deducted from that Investment Division by the Accumulation Unit Value of the Investment Division. Accumulation Units will be credited or deducted using the Unit Value for the Business Day during which the transaction occurs. If any credit or deduction is scheduled to occur on a date that is not a Business Day, such credit or deduction will be deemed to occur on the next following Business Day unless otherwise specified.

Accumulation Unit Value.
The Accumulation Unit Value of each Investment Division was set at the end of the first Valuation Period of the Investment Division.
The Accumulation Unit Value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is the Net Investment Factor for that period multiplied by the Accumulation Unit Value for the immediately preceding Valuation Period. The Accumulation Unit Value for a Valuation Period applies to each day in the period. The Accumulation
Unit Value may increase or decrease from one Valuation Period to the next.

Net Investment Factor.
The Net Investment Factor is an index used to measure the investment performance of an Investment Division from one Valuation Period to the next. The Net Investment Factor can be greater or less than one; therefore, the value of an Investment Division unit may increase or decrease.

The Net Investment Factor for each Investment Division for a Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:
a. is the value of the assets at the end of the preceding Valuation
   Period;
b. is the investment income and capital gains, realized or unrealized, credited during the current Valuation Period;
c. is the sum of:
     1. the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set aside for taxes during the current Valuation Period; plus
     2.   the Mortality and Expense Charge.

Charges Against The Investment Division. In determining the values for the Accumulation Units, We deduct the Mortality and Expense Charge from the assets of each Investment Division. This charge is for mortality and expense risks that We assume.

The earnings of the Separate Account are taxed as part of Our operations. At the present time, We do not expect to incur taxes on earnings of any Investment Division to the extent the earnings are credited under the Contract. If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the Investment Divisions.

Monthly Deduction. The Monthly Deduction for a Contract
Month is equal to:
a. The Policy Load as shown on Page 5 divided by 12; plus
b. The Risk Charge for that Contract Month; plus
c. The Rider Charge for that Contract Month. The Rider Charge is the cost of additional benefits provided by Rider(s).

Risk Charge. The Risk Charge is determined on each Monthly
Anniversary.  It is equal to a. multiplied by the difference between
b. and c., divided by $1,000.
a. The Risk Rate;
b. The Insureds' Death Benefit;
c. The Contract Fund after deducting the Policy Load and the Rider Charge.

Invested Premium. This is the portion of each premium paid that We will add to the Contract Fund. It is equal to the premium paid, minus a deduction for the Premium Load.

Premium Load. A Premium Load will be charged each time a premium is paid to cover state premium tax, federal tax and a sales load. The Premium Load amount is found in Policy Specifications on Page 5.

We reserve the right to change the Premium Tax and Federal Tax if the actual tax We incur is changed. We reserve the right to vary the Premium Tax by state.

Risk Rates. Risk Rates are based on the sex of the Insureds, Issue Age of the Insureds shown on Page 1, Contract Year and Premium Class. If We change Risk Rates, the change will apply uniformly to all pairs of Insureds of the same sex, age, Premium Class and Contract Year. The
Risk Rates in a Premium Class other than Special or Modified will never be more than those shown in the Table of Guaranteed Monthly Risk Rates on page 4.

Cash Surrender Value. The Cash Surrender Value is the Contract Fund less a Surrender Charge.

Net Cash Surrender Value. Net Cash Surrender
Value is the Cash Surrender Value less any Contract Debt.

Surrender Charge. The Surrender Charge varies by contract duration and is based on sex of the Insureds, Issue Age of the Insureds shown on Page 1 and Premium Class. The Surrender Charge for the initial Specified Amount is equal to:

a. The Surrender Charge Factor found in the Table of Surrender Charges on page 3; multiplied by
b. The number of thousands of initial Specified Amount.

A Specified Amount decrease, will not reduce the Surrender Charge.
If the Specified Amount increases, the Surrender Charge will increase. The Surrender Charge for the Specified Amount increase will equal the Surrender Charge for a new Contract with the Specified Amount equal to the increase in Specified Amount.

Withdrawal of Cash Surrender Value. You may request in writing a withdrawal of part or all of the Cash Surrender Value on any Monthly Anniversary before the Maturity Date while the Survivor is living.

If the total Cash Surrender Value is withdrawn, the amount payable will be:

a. The Cash Surrender Value on the date of withdrawal; minus
b. Any Contract Debt.

A partial withdrawal of up to 50 percent of the Net Cash Surrender Value, will be allowed in any one Contract Year. Withdrawals in excess of this amount will not be allowed. The withdrawal must be at least $200. The amount payable upon a partial withdrawal will be:

a. The amount of withdrawal requested; minus
b. A Withdrawal Charge.

When a partial withdrawal is made, the amount of the withdrawal will be deducted from the Contract Fund. The Specified Amount will be reduced by the amount of the withdrawal unless:

a. Death Benefit Option 2 is in effect; or
b. The Contract Fund after withdrawal times the Percentage found in the appropriate Percentage Table for the next Contract Year exceeds the Specified Amount prior to withdrawal.

A partial withdrawal will not be allowed if it would result in the Specified Amount being less than $200,000 or if it would cause the Maximum Premium Limits to be violated.

For any withdrawal from the General Account, We reserve the right to defer payment for up to six months after We receive Your request. We will not defer payment if a partial withdrawal is to be used to pay premiums on Contracts with Us. If the withdrawal is requested within 30 days of a Contract Anniversary, the amount payable on withdrawal will not be less than what would have been payable on that Contract Anniversary, less any Contract Loans or partial withdrawals made on or after that date.

Withdrawal Charge. There is no Withdrawal Charge for the first withdrawal made in a Contract Year. There is a Withdrawal Charge of $25 for each subsequent withdrawal made in that Contract Year.

Annual Report of Contract Status

We will send You an annual report, at no charge, which gives a summary of this Contract's status as of the end of each Contract Year. This report will give information regarding the Death Benefit, Cash Surrender Value, premium payments, Monthly Deductions, and investment performance.

In addition to the annual report, We will prepare at Your request a projection of the results of this Contract for future years. We will not charge more than $25 for the preparation of this report.

Contract Loans

Loan Requirements. After this Contract has a Loan Value
You may borrow all or part of the Loan Value if these conditions are met:

a. At least one Insured is living;
b. You send Us a written request in a form approved by Us; and
c. You assign this Contract to Us as sole security for a loan.

When You make a loan, You may tell Us how much of the loan is to be allocated to Your unloaned value in Our General Account and Your value in each Investment Division.

If You do not otherwise notify Us in writing, We will determine the allocation by Your instructions for other deductions. If this is not possible, We will use a pro rata method.

The loaned portion of Your Contract Fund will be kept as a part of Our General Account where it will earn the General Account Interest Rate.

We reserve the right to require this Contract accompany the written request.

Loan Value. The Loan Value is the amount of loan available on any date. The Loan Value equals 92 percent of the Cash Surrender Value, minus the Contract Debt.

Contract Debt. Contract Debt at any time means the total loan on the Contract on that date plus the interest that has accrued but has not been paid as of that date.

Suppose a Contract has a Loan Value of $3,000 on a particular date. Several months ago You borrowed $500. By now $10 of interest has accrued but has not been paid. The Contract Debt is now $510, made up of the $500 loan and the $10 accrued interest.

Loan and Repayment. We have the right to postpone making a Contract Loan for up to six months from the date We receive the request. However, We will not postpone a Contract Loan if it will be used to pay premiums on other Contracts issued by Us. All or part of any Contract Debt may be paid back at any time while this Contract is in force and at least one Insured is living.

The Survivor may die before the Contract Debt is repaid. If this occurs, any Contract Debt is due Us and We will make an adjustment so that the Proceeds will not include that amount.

Contract Loan Interest Rate. The maximum interest rate is shown in Policy Specifications. However, a lower rate may be charged. If the interest rate is lowered, it can be increased again later. Any increases or decreases will occur no more than once a year. Any increase in the interest rate will be limited to a maximum of one percent per year. You will be given notice of any such increase at least 30 days before such effective date and given notice as to any loans made during the 40 days before the effective date of the increase.

Interest on Contract Loans. We will charge interest on any Contract Loan at the Contract Loan Interest Rate. Interest is due at the end of each Contract Year. If interest is not paid when due, it will be added to the loan and bear interest at the same rate.

After the tenth Contract Year, the interest rate that We charge on Contract Loans will be the General Account Interest Rate for any portion of the Contract Loan that does not exceed the Contract Fund, minus premiums paid.

Excess Contract Debt. It is possible that the Contract
Debt may grow to be equal to or more than the Cash Surrender Value. If this should happen, Your Contract will enter the Grace Period.

Maturity Date

The Maturity Date of this Contract will be set at age 100 of the youngest
Insured.

If the youngest Insured survives to age 100 and You ask Us to continue this Contract, We will extend the Maturity Date if in doing so this Contract still qualifies as Life Insurance according to the Internal Revenue Service and Your State.

By extending the Maturity Date, this Contract may not qualify as life insurance and may be subject to tax consequences.

A tax advisor should be consulted prior to electing to extend the Maturity Date.

To continue this Contract beyond Attained Age 100 of the youngest
Insured, We will require that:


a. all of the Contract Fund be transferred to the General Account or the Money Market, and

b. the Death Benefit Option must be Option 1.

Once this Contract is extended beyond Attained Age 100 of the youngest
Insured:

a. We will not allow any increases to the Specified Amount.

b. We will not allow any changes in the Death Benefit Option.

c. We will not allow any Contract Loans.

d. We will only allow transfers to the General Account and the Money
   Market.

e. We will not accept any premium payments.

f. All Monthly Deductions will be eliminated.

General Provisions

The Contract. This Contract is issued in consideration of the application, any supplemental applications, and payment of the initial premium. The Policy, the application and any supplemental applications for changes in Specified Amount and any Rider(s) attached to this Policy form the entire Contract.

We assume that all statements in the application were made to the best knowledge and belief of the persons who made them; in the absence of fraud, they are deemed to be representations and not warranties.
We relied on those statements when We issued the Contract. We will not use any statement to void the Contract or deny a claim unless that statement is made in the application or a supplemental application and a copy of such application is attached.

Incontestability. If either Insured dies within the first two Contract Years, We have the right to deny payment of the Proceeds based on the information provided to Us in the application. We will not contest this Contract after it has been in force during both Insureds' lifetime for two years from the Contract Date except for any provisions granting disability benefits or accidental death benefits.

Any change in Specified Amount or any reinstatement effective after the Contract Date will be incontestable after such change or any reinstatement has been in effect during both Insureds' lifetime for two years following the effective date of such change, or such reinstatement.

Termination of Contract. All benefits provided by this Contract will cease if:

a. You request that this Contract be terminated; or
b. The Survivor dies. If Riders are attached to this Contract, Rider forms may provide for continuation of Rider benefits; or
c. This Contract matures; or
d. The Grace Period expires without payment of the Additional Required
   Premium; or
e. You withdraw all the Cash Surrender Value; or
f. The Contract Debt exceeds the Cash Surrender Value.

Contract Modifications.  Only Our President,
Vice-President, Secretary or Assistant Secretary can agree to modify this Contract, and then only in writing.

Right to Request this Contract for Change. If You request a change that would cause the information given on Contract Information page, the application or any supplemental applications to be incorrect, We reserve the right to require that this Contract be returned to Us so that the appropriate change(s) can be made.

Right to Exchange this Contract. During the first two
Contract Years, You may request to exchange this Contract for a Last Survivor Flexible Premium Adjustable Life Insurance contract that was available at the time this Contract was issued. The new contract will have the same Contract Date and Issue Age as this contract. On the date of exchange, the new contract will also have the same Specified Amount, Death Benefit Option, and Contract Fund.

Policy Split. You may be able to have this Contract split into two individual plans of insurance available at the time of the request provided the attained age falls within the issue age limits of the individual plans. In this situation, both Insureds must provide satisfactory evidence of insurability. The specified amount of each Insured under the individual plans of insurance can be any amount as long as the total specified amount of the individual policies does not exceed the Specified Amount of this Contract. The Contract Fund and Contract Loan amounts will be split in the same proportion as the Specified Amount.

Ownership and Control. Unless inconsistent with the terms of any Beneficiary designation or any assignment or change in ownership:
a. The Owner or Owners of this Contract is shown on the Contract
   Information page; and
b. While the Survivor is living, You alone are entitled to:
   1. Any Contract benefits or value; and
   2. The exercise of any right and privilege granted in the Contract or by Us.

There may be more than one Owner, in which case, they will own this Contract as joint tenants with right of survivorship unless otherwise stated.

Contingent Owner. The Owner, if other than one of the Insureds, may name or change the Contingent Owner while at least one of the Insureds is alive. Upon the death of the Owner, the Contingent Owner will become the Owner. If no Contingent Owner has been named or is living, ownership will pass to the Owner's estate.

Assignment. We will not be bound by any Assignment of this Contract unless We receive the Assignment, or a copy of it, at Our Executive Office. We are not obliged to see that an Assignment is valid or sufficient.

Suicide Exclusion. If either Insured commits suicide, while sane or insane, within two years of the Contract Date, Our total liability will be limited to the premium paid prior to death, less any Contract Debt and partial withdrawals.

If either Insured commits suicide, while sane or insane, within two years of the effective date of any increase in Specified Amount, Our total liability with respect to such increase will be limited to the Risk Charge made for such increase.

Misstatement of Age or Sex. If the Contract is in error with regard to either Insured's age or sex, the Death Benefit will be the amount provided based on the most recent Risk Charge at the correct age or sex.

Non-participation. Nonparticipation is defined as follows:

a. Risk Rates, Policy Loads, and interest rates are determined and redetermined only prospectively.
b. You are not entitled to participate in company profits.
c. We will not recoup losses by means of premium or factor changes.

Payment Options

Payee.
A Payee is person who has the right to receive the Proceeds under this Contract.

Option Date. The Option Date is the date of death of the Survivor or the date of any other ending of this Contract.

Payment of Proceeds.
Payment. The Proceeds may be paid in one sum or all or part of this sum may be applied to any Payment Option. If no Payment Option is chosen, We will pay interest on the Proceeds from the Option Date to the date of payment. The interest rate will be that being paid on Payment Option 4 on the Option Date.

Claims of Creditors. To the extent allowed by Law, the Proceeds will not be subject to any claims of a Payee's creditors.

Payment Options Available.

Election of Payment Options.

By Owner: While the Survivor is living, You may choose, or change the choice of, any Payment Option, unless the previous choice provides otherwise.

By Payee: If the Proceeds are payable in one sum, the Payee may choose any Payment Option.

Conditions. Any choice must be in writing in a form approved by Us. Our consent is needed for a Payment Option to be used for any Payee under any of these conditions
a. The Payee is not a natural person;
b. The Payee will be paid as assignee;
c. The amount to be applied for the Payee is less than $10,000;
d. Each payment to the Payee would be less than $50.

Payment Option 1. -- Payment for a Specified Period.
We will make equal monthly payments which will start on the Option Date and will run for one to 30 years, as shown. The guaranteed minimum monthly payments will be based on 2.75 percent. The payments may be increased by additional interest.

Payment Option 2. -- Payment of Life Income. We will make equal monthly payments which will start on the Option Date and will run as long as the Payee lives.

The amount of the payment will depend on the age and sex of the Payee on the Option Date.

We must have proof of the Payee's date of birth. Either of the following terms may be chosen:
a. Life Income, Guaranteed Period. -- The payments will run for the life of the Payee with guaranteed payments for five, ten, or twenty years, as chosen;
b. Life Income Only. -- The payments will run only during the lifetime of the Payee.

We reserve the right to require proof that the Payee is alive when each payment is due.

Payment
Option 3. -- Payment of a Specified Amount. We will make equal payments every one, three, six, or twelve months, as chosen. The payments will start on the Option Date and will run until the Proceeds applied, together with interest at the rate of at least 2.75 percent a year on the unpaid balance, are fully paid. The final payment will be any balance equal to or less than one payment. The payments may be increased by additional interest.

Payment Option 4. -- Proceeds Left at Interest. The
Proceeds may be left with Us for any length of time agreed upon. Interest will be at the rate of at least 2.75 percent a year or the minimum as required by the state the Survivor resides in. The interest may be left with Us to accumulate, or it may be paid every one, three, six, or twelve months, as chosen. If the interest is to be paid, the first payment will be at the end of the first interest period.

Payment Option 5. -- Annuity. We will make payments like those of any life annuity We then regularly issue which is bought by a single sum. (This does not include contracts which are used to qualify for special Federal Income Tax treatment as a retirement plan.) Each payment will be 103 percent of the amount We would pay if the Proceeds were used to buy such an annuity on the Option
Date. The first payment will be at the end of the first installment period. We must have proof of the Payee's date of birth.

Other Payment Options Available. We may agree to pay the Proceeds in any other manner.

Payment Contracts.

Issue. When a Payment Option is chosen, We will issue a Payment Contract in exchange for this Contract. The effective date of the Payment Contract will be the Option Date.

Assignment. Payment Contracts may not be assigned.

Withdrawal of Proceeds. The Payee has the right to withdraw the Proceeds under a Payment Option if so provided in the Payment Contract. We may postpone payment of any amount to be withdrawn for not more than six months from the date We receive the written request for withdrawal at Our Executive Office.

Changing Options. A Payee under Option 1, 3, or 4 may change to another option on using the sum which the Payee could withdraw on the date the new option is to start. In some cases, the Payee will need Our consent to change an option. We describe these cases under Conditions.

Death of Payee. If any payments remain to be paid under a Payment Option at the death of the Payee, payment will be made according to the terms of the Payment Contract.

LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

Proceeds Payable Upon Survivor's Death Prior to the Maturity Date. Adjustable Death Benefit. Contract Values will Reflect the Investment Experience of Our Separate Account and Interest Earned in the General Account. Flexible Premiums Payable Prior to the Survivor's Death, or Prior to the Maturity Date. Non-Participating.

L114A1

Term Life Insurance Rider For Individual Insured

Individual Insured.
The Individual Insured is any person insured by this Rider. Page 1 of this Contract lists each Individual Insured covered by this Rider.

Benefit Amount.
The Benefit Amount is the amount of term life insurance provided on the life of an Individual Insured by this Rider. The Benefit Amount can vary from one Individual Insured to another. Page 1 of this Contract lists the Benefit Amount of this Rider for each Individual Insured.

Effective Date.
The Effective Date is the Contract Date unless otherwise shown on Page 1.

Benefit.
This Rider provides term life insurance on the life of each Individual Insured. Upon the death of an Individual Insured, We will pay the Benefit Amount of this Rider for that Individual Insured if We receive due proof that the death occurred while this Contract and Rider were in effect. We will pay the Benefit Amount according to the Beneficiary designation shown in the application for this Rider, or any later change in that designation.

Cost of This Rider.
The total monthly cost of this Rider is the sum of the monthly Rider cost for each Individual Insured. This cost is determined on each Monthly Anniversary, and the Monthly Deduction for this Contract is increased by the total monthly cost for this Rider. The monthly Rider cost for each Individual Insured is equal to:

1. the Rider Rate as described in the following section; multiplied by

2. the Benefit Amount of this Rider for the Individual Insured, divided by 1,000.

Rider Rate.
Rider Rates are based on the Attained Age, sex and Premium Class of each Individual Insured. Rider Rates for an Individual Insured in a
Premium Class other than Special or Modified will never be more than those shown in the Table of Guaranteed Monthly Rider Rates. We may declare Rider Rates that differ from those shown in the Table of Guaranteed Monthly Rider Rates. Changes in the declared Rider Rates will be by sex, Attained Age and Premium Class and based upon changes in future expectations for investment earnings, mortality, taxes, persistency and expenses.

Conversion.
An Individual Insured may submit an application to convert the coverage under this Rider to a new contract, without evidence of insurability, at any time prior to the Individual Insured's age 70. This Policy and Rider must be in effect at the time of conversion. You must send Us a written request for conversion. We may require that this Contract be returned to Us at the time of conversion. The new contract will be subject to the following conditions:

1. The new contract can be any Permanent Life Insurance Contract We then have available for conversion. At least one such contract will be available;

2. The premium will be at the rate in use by Us, on the date of conversion and at the Attained Age of the Insured, for the new contract chosen;

3. The Amount of Insurance of the new contract may not be greater than the Benefit Amount of this Rider for the Individual Insured at the time of conversion;

4. The first premium must be paid for the new contract at the time of conversion;

5. The Benefit Amount of this Rider for the Individual Insured making the conversion will be reduced by the amount of the new contract;

6. For the Amount of Insurance You are entitled to convert, the Suicide and Incontestable periods of the new contract will be measured from the Effective Date of this Rider.

Termination of Coverage Under This Rider.
The date of termination of coverage under this Rider is determined for each Individual Insured separately. Coverage under this Rider will terminate on the earliest of the following dates, as these dates apply to each Individual Insured:

1. The Anniversary next following the Individual Additional Insured's 100th birthday;

2. The Monthly Anniversary next following Our receipt of Your request that coverage under this Rider be terminated for the Individual Additional Insured; or

3.  The date that this Contract terminates.

Applicability of Contract Provisions to this Rider.
This Rider is subject to all of the provisions of this Contract except where specifically excluded. In particular, the provisions regarding the Insured's coverage under this Contract are equally applicable to the Individual Additional Insured's coverage under this Rider, unless stated otherwise.

General Provisions.

1. This Rider is a part of this Contract;

2. This Rider is issued in consideration of the application and payment of the first month's cost of this Rider; and

3. This Rider does not pay dividends.

TR89A1

Estate Preservation Rider


Benefit. This is a term rider providing life insurance coverage during the first four Contract Years. The Benefit Amount is payable at the death of the Survivor if We receive due proof that both Insureds died while this Contract and Rider were in effect. The Benefit Amount is paid according to the Beneficiary designation for this Policy, or any later change in that designation.

Benefit Amount. The Benefit Amount is the amount of death benefit provided by this Rider. The Benefit Amount is shown on Page 1 of the Policy.

Effective Date. The Effective Date is the Contract Date shown on Page 1.

Cost of this Rider. The Monthly Deduction for this
Contract is increased by the cost of this Rider. The cost of this Rider is shown on Page 1. We may declare Rider Rates which differ from that shown on Page 1. However, the monthly cost of this Rider will never be more than:

1.  The Guaranteed Monthly Rider Rates shown in the following table;
        multiplied by
2.  The Benefit Amount of this Rider, divided by 1,000.

Changes in the declared rates will be by Equal Age and based upon changes in future expectations for investment earnings, mortality, taxes, persistency and expenses. We will notify you of any changes in the declared rates.


Termination. This Rider will terminate on the earliest of:

1.   The fourth Contract Anniversary;
2.   The date the Contract terminates; or
3. The Monthly Anniversary next following Our receipt of Your request that coverage under this Rider be terminated.

General Provisions.

1.  This Rider is part of this Contract;
2. This Rider is issued in consideration of the application and payment of the first month's cost of this Rider; and
3.  This Rider does not pay dividends.

TR90A1

Guaranteed Death Benefit to Maturity Rider

Benefit.
Regardless of the amount of the Net Cash Surrender Value, this Contract will not enter the Grace Period and terminate as long as the Conditions of this Rider are met. This Rider insures that the Death Benefit will be payable under this Policy as long as this Rider remains in force.

Effective Date.
The Effective Date is the Contract Date shown on Page 1.

Rider Minimum Premium.
The current monthly Rider Minimum Premium is shown on Page 1. It is subject to change upon increases or decreases in Specified Amount, changes in Death Benefit Option, changes in Premium Class, and any addition or deletion of riders.

Conditions of this Rider.
To keep this Rider in force, the total premiums paid less any withdrawals or Contract Debt must, on each Anniversary, at least be equal to the Rider Minimum Premium Requirement.

Rider Minimum Premium Requirement.
The Rider Minimum Premium Requirement is the sum of the Monthly Rider Minimum Premiums since the Contract Date to the most recent Monthly Anniversary.

Cost of this Rider.
The Monthly Deduction for this Contract is increased by the cost of this Rider. The monthly cost of this Rider is shown on Page 1 as Benefit Cost.

Rider Grace Period.
If on any Anniversary the Rider Minimum Premium Requirement is not met, We will allow a Rider Grace Period of 30 days in order to pay the required premium. At the beginning of the Rider Grace Period, We will send You a notice of the premium required. If the premium is not received by Us at Our Home Office within 30 days of You receiving this notice, this Rider will terminate.

Termination.
This Rider will terminate on the earliest of:

1. The date the Rider Grace Period expires without payment of the required premium;

2.    the date the Contract terminates; or

3. the Monthly Anniversary next following Our receipt of Your request that coverage under this rider be terminated.

General Provisions.

1.    This Rider is part of this Contract;

2. this Rider is issued in consideration of the application and payment of the first month's cost of this Rider; and

3.    this Rider does not pay dividends.

TR91A1

VLSLFRM.txt

FIRST AMENDMENT TO THE
FUND PARTICIPATION AGREEMENT
BY AND BETWEEN

Lord Abbett Series Fund, Inc.,
Lord, Abbett & Co.
AND
Midland National Life Insurance Company

THIS AMENDMENT No. 1 (this "Amendment") is dated as of the    day of August,
1999 by and between Lord Abbett Series Fund, Inc. (the "Fund"), Lord, Abbett & Co. (the "Adviser"), and Midland National Life Insurance Company (the "Company").


WITNESSETH:

WHEREAS, the Fund, the Adviser and the Company entered into a Fund Participation Agreement dated June 11, 1998 (the "Agreement") with regard to variable life insurance and/or variable annuity contracts (the "Variable Contracts") which sets forth the terms and conditions under which the Company may purchase shares of the Growth and Income Portfolio of the Fund at net asset value for the purpose of funding the Variable Contracts;

WHEREAS, the Fund has created additional portfolios of the Fund (the "New Portfolios") which the Company desires to purchase at net asset value for the purpose of funding the Variable Contracts on the same terms and conditions as are set forth in the Agreement;

WHEREAS, the Fund and the Adviser desire to offer the New Portfolios to the Company at net asset value for the purpose of funding the Variable Contracts on the same terms and conditions as are set forth in the Agreement; and

WHEREAS, the Fund, the Adviser and the Company desire to amend said Agreement in the manner hereinafter set forth;

NOW THEREFORE, pursuant to Section 10.9 of the Agreement, the Fund, the Adviser and the Company hereby amend the Agreement as follows:

1. By adding to Appendix A the following Portfolios:
		Lord Abbett Series Fund, Inc.		Mid-Cap Value Portfolio
		Lord Abbett Series Fund, Inc.  	International Portfolio




2.	By adding to Appendix B the following Portfolios:

  Separate Account  A 			Mid-Cap Value Portfolio
		Separate Account  C			Mid-Cap Value Portfolio

		Separate Account  A			International Portfolio
		Separate Account  C			International Portfolio

3. The Agreement, as amended, shall remain in full force and effect.

4. This Amendment may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

5. This Amendment and the Agreement as amended by this Amendment shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Indiana. It shall also be subject to the provisions of the federal securities laws and the rules and regulations thereunder and to any orders of the Securities and Exchange Commission granting exemptive relief therefrom and the conditions of such orders.

IN WITNESS WHEREOF, the Fund, the Adviser and the Company have caused this Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

LORD ABBETT SERIES FUND, INC
MIDLAND NATIONAL LIFE INSURANCE COMPANY


By:______________________________   By:_/s/Michael_M._Masterson_______

Name:____________________________   Name:__Michael_M._Masterson______

Title:___________________________   Title:_Chairman,_CEO_&_President_

Date:____________________________   Date:_August_26,_1999____________



LORD, ABBETT & CO.


By:______________________________

Name:____________________________

Title:___________________________

Date:____________________________


LAPARAMND1.txt

MIDLAND NATIONAL LIFE
Survivorship
Life Application
PART1

1.  FIRST PROPOSED INSURED
SINGLE
MARRIED

BIRTH DATE
MO.     DAY     YEAR
STATE OF BIRTH
AGE
SEX

SOCIAL SECURITY NUMBER AND DRIVERS LICENSE NUMBER
STATE

HEIGHT (FT. IN.)

WEIGHT (LBS.)

LAST NAME
FIRST
M.I.

SECOND PROPOSED INSURED
SINGLE
MARRIED

BIRTH DATE
MO.     DAY     YEAR
STATE OF BIRTH
AGE
SEX

SOCIAL SECURITY NUMBER AND DRIVERS LICENSE NUMBER
STATE

HEIGHT (FT. IN.)

WEIGHT (LBS.)

LAST NAME
FIRST
M.I.

STATE

2.  RESIDENCE ADDRESS (Street, City, State, Zip)

TELEPHONE NUMBER(S)
First (     )
Second (     )

3. How long at this address? If less than 2 years, provide previous address in "Special Requests," Section #14.

First:
Years    Months
Second:
Years    Months

CONTACT THE INSUREDS AT:
RESIDENCE
BUSINESS
Time                 (CST)       A.M.      P.M.

SEND MAIL TO:
RESIDENCE
BUSINESS

4.  EMPLOYER(S) (Company Name, Street, City, State, Zip)
FIRST PROPOSED INSURED
SECOND PROPOSED INSURED

BUSINESS TELEPHONE NUMBER
First (     )
Second (     )

5.  OCCUPATION OF FIRST (Describe and give exact duties)

OCCUPATION OF SECOND (Describe and give exact duties)

6. Has First Proposed Insured or Second Proposed Insured ever used tobacco in any form?
First Proposed
Yes
No

Second Proposed
Yes
No

If YES, complete below...

Type of Tobacco:
First
Cigarettes
Other

Second
Cigarettes
Other

Date Last Used:
Current or within 1 year
Over 1 year ago but less than 3 years ago
Over 3 years ago

7.  AMOUNT

PLAN OF BASIC POLICY

First:
Preferred
Nonsmoker
Smoker

Second:
Preferred
Nonsmoker
Smoker

Option I
Option II

Enhanced Corridor Percentage
Yes
No

ANNUAL INCOME
First
Second

Net Worth
First
Second

8.  RIDERS
INDIVIDUAL LIFE RIDER
First          Amount $
Second      Amount $

Guaranteed Death Benefit to Maturity Rider

Estate Preservation Rider

Other

9a.  PREMIUM FREQUENCY:
Annual
Semi-Annual
Quarterly
Monthly

PREMIUM MODE:

Auto Withdrawal
Direct Billing
List Billing
Military Government Allotment
Civil Service Allotment

Amount of Mode Premium

(Receipt valid only if amount paid with application is entered here.)

Amount Paid with Application

9b.  FOR AUTO WITHDRAWAL ONLY:
DRAW DAY     Month      Day
(1ST-28TH)

ACCOUNT TYPE
Checking (enclose voided check)
Savings (must complete 9c)

AUTHORIZED SIGNATURE(S) OF ACCOUNT HOLDER(S)

9c.  ROUTING/TRANSIT NUMBER

ACCOUNT NUMBER

FINANCIAL INSTITUTION NAME AND ADDRESS

10a. WILL THE INSURANCE BEING APPLIED FOR REPLACE OR CHANGE ANY EXISTING LIFE INSURANCE OR ANNUITY CONTRACT?
YES
NO

10b. IS THERE ANY INSURANCE IN FORCE OR APPLICATION PENDING ON THE LIFE/LIVES OF ANY PROPOSED INSURED(S)?
YES
NO (If yes, please complete 10c.)

10c.  Proposed Insured Name
Company
Amount

Status
Pending
Issued
Yr.

Pending
Issued
Yr.

Type
I
L
B

I
L
B

Proposed Insured Name

Company

Amount

Status
Pending
Issued
Yr.

Pending
Issued
Yr.

Type
I
L
B

I
L
B

I = Individual
L = Last-to-Die
B = Business

11. OWNER IF OTHER THAN PROPSOED INSUREDS (Include relationship to proposed insureds)

NAME
ADDRESS
Soc. Sec. No. or Fed. Tax I.D. No.

12.  PRIMARY BENEFICIARY - (Class 1) (Include relationship to proposed insureds)

13. CONTINGENT BENEFICIARY - (Class 2) (Include relationship to proposed insureds)

14. SPECIAL REQUESTS OR DETAILS

PRINCIPAL REVIEW

Midland National Life Insurance Company . One Midland Plaza . Sioux Falls, SD 57193-0001 . Phone: (605) 335-5700 . Fax: (605) 335-7583 . Internet:
www.MNLife.com




Detach and Deliver this Section to the Proposed insureds.

Premium checks must be payable to Midland National Life Insurance Company. Do not make checks payable to the Agent or leave the Payee blank.

RECIEPT
Check
List Billing Authorization or Government Allotment

Received from                                         the sum of $
for application made this date to MIDLAND NATIONAL LIFE INSURANCE COMPANY. If after investigation and the completion of all required medical examinations and studies, the Company shall be satisfied that on the date of the application or medical examination, whichever is later, each person proposed for insurance was insurable and entitled under the Company's rules and standards to insurance on the plan and for the amount and at the rate of premium applied for, the insurance protection applied for shall by reason of such payment take effect from the date of application or such medical examination or the date specifically requested in the application, whichever is later, if the sum paid is equal to or greater than 1/12th of the annual premium required for the policy applied for. Unless every condition specified in this receipt is fulfilled exactly, no insurance shall be considered in effect unless and until the application has been approved and accepted by the Company and the policy delivered to and accepted by the Owner, and the full first premium has been paid while each person proposed for insurance is alive and while the state of health and other conditions affecting insurability are as stated in this application or examination, if required. This receipt will be void if any acknowledged authorization is cancelled before payment or if any check or draft is not honored when presented. This receipt will be void if altered or modified in any respect. No agent of the Company and no broker is authorized to alter or waive any of such conditions. Failure of the Company to issue a policy within 90 days from the date of this receipt shall automatically be deemed a declination without further notice.

EVEN IF EVERY CONDITION SPECIFIED IN THIS RECEIPT IS FULFILLED EXACTLY, THE COMPANY'S MAXIMUM LIABILITY PRIOR TO THE ACTUAL ISSUANCE AND DELIVERY OF THE POLICY SHALL NOT EXCEED $250,000.

Agent Signature

Date



Detach and Deliver this section to proposed insured.

MIDLAND NATIONAL LIFE INSURANCE COMPANY, Sioux Falls, South Dakota 57193-0001

Fair Credit Reporting Act Notification
As part of our underwriting procedure, an investigative consumer report may be made which will provide applicable information concerning residence verification, employment, occupation, general health, habits, reputation, personal characteristics and mode of living, except as may be related directly or indirectly to your sexual orientation. Such information for the investigative consumer report may be obtained through personal interviews with your friends, neighbors, and associates. Upon written request, a complete and accurate disclosure of the nature and scope of the investigative consumer report will be provided.

Medical Information Bureau Notification
Information regarding your insurability will be treated as confidential. Midland National Life Insurance Company, or its reinsurers, may, however, make a brief report thereon to the Medical Information Bureau, a non-profit membership organization of life insurance companies, which operates an information exchange on behalf of its members. If you apply to another Bureau member company for life or health insurance coverage, or a claim for benefits is submitted to such a company, the Bureau, upon request, will supply such company with the information in its file. Upon receipt of a request from you, the Bureau will arrange disclosure of any information it may have in your file. If you question the accuracy of information in the Bureau's file, you may contact the Bureau and seek a correction in accordance with the procedures set forth in the federal
Fair Credit Reporting Act. The address of the Bureau's information office is Post Office Box 105, Essex Station, Boston, Massachusetts 02112, telephone number (617) 426-3660. Midland National Life Insurance Company, or its reinsurers, may also release information in its file to other life insurance companies to whom you may apply for life or health insurance, or to whom a claim for benefits may be submitted.

Page 2 - Application to MIDLAND NATIONAL LIFE INSURANCE COMPANY

Details of questions answered "yes" in Section 15 through 18. Include question number, full names and addresses of physicians and names of individuals to whom history pertains.

Question 15 to be completed on both non-medical and examined applications.
Yes
No
15.  Has any person proposed for insurance in Section 1 on reverse side
(a) Received treatment for drug or alcohol use or used marijuana; narcotic, hallucinogenic or habit forming drugs not prescribed by a physician or is any such person currently using marijuana or such drugs?
(b) Had any motor vehicle moving violations or accidents or been arrested for driving under the influence of alcohol or drugs within the last five years?
(c)  Been arrested for any reason other than moving traffic violations?
(d) Flown other than as a fare-paying passenger within the last tow years, or contemplate such flying in the future? (If yes, complete Aviation Questionnaire.)
(e) Any past, present or expected activity in racing, skin or sky diving, or any other hazardous sport or hobby? (If yes, complete Hazardous Activities Questionnaire.)
(f) Ever had an application for insurance or reinstatement of insurance declined, postponed, rated up or modified? Why?
(g) Traveled or resided outside the U.S. or intends to travel or reside outside the U.S.?
16. Has any person proposed for insurance in Section 1 on reverse side ever had or been treated for
(a) Chest pain, heart murmur, high blood pressure, or any other disease of the heart, blood, or blood vessels?
(b) Peptic ulcer, indigestion, or any other disease of the stomach, intestines, gall bladder or liver?
(c) Emphysema, bronchitis, asthma, pleurisy, or any other disease of the chest or lungs?
(d) Kidney stone, diabetes; albumin, pus, blood or sugar in urine; venereal disease, or any other disease of the kidneys, bladder or reproductive organs?
(e) An immune deficiency disorder, AIDS, ARC (AIDS related complex) or been told test results indicate exposure to the AIDS virus?
(f) Severe headaches, fainting spells, epilepsy, paralysis, nervousness, mental disorder, or any other disease of the brain or nervous system?
(g)  Any impairment of sight or hearing?
(h)  Cancer, tumor or any other illness or injury not mentioned above?
17.  Other than indicated above, has any person proposed for insurance in
Section 1 on reverse side
(a)  Ever applied for or received a pension or disability benefit?
(b)  Been hospitalized in the past 5 years?
(c)  Consulted a physician during the past 5 years?
(d)  Had a change of weight in the past year?
(e) Had an immediate family member with a history of cancer, diabetes, mental, nervous, heart or circulatory disorder?
18. Is any person proposed for insurance in Section 1 on reverse side now under observation or taking treatment or been advised to have any tests, hospitalization or surgery which has not been completed?
19.  Are medical records under any other name (maiden name, etc.)?
Yes
No
If yes, please indicate full name.

Name and Address of Primary Physicians (if not specified above, date last consulted)
FIRST
SECOND

Telephone Number of Primary Physicians
(     )
(     )

IT IS DECLARED that the statements and answers in this application or given to the examiner in Part II, should examination be required, are complete and true to the best knowledge and belief of the undersigned. IT IS AGREED: (1) that any waiver or modification of this application will not be effective unless in writing and signed by the President, a Vice President, the Secretary or an Assistant Secretary; (2) that no insurance shall be in effect under this application (except as may be provided in the receipt bearing the same date as this application) unless and until the application has been approved and accepted by the Company at its Home Office and the policy delivered to and accepted by the Owner and the full first premium has been paid while each person proposed for insurance is alive and while the state of health and other conditions affecting insurability are as stated in this application and examination, if required. (If a List Billing Authorization or Government Allotment is indicated in Section 9a and has actually been signed and delivered for the correct amount, this shall be considered the same as payment of the full first premium); (3) that the acceptance of any policy issued on this application shall constitute a ratification of any correction or amendment made by the Company, except that when issued in Maryland, no change in amount, classification, plan of insurance, or benefits shall be effective unless agreed to in writing by the applicant.

I also acknowledge receipt of Fair Credit Reporting Act and Medical Information Bureau Notifications.

AUTHORIZATION: I hereby authorize any licensed physician, medical practitioner, hospital, clinic or other medical or medically related facility, insurance company, the Medical Information Bureau or other organization, institution or person, that has any records or knowledge of me or my child for whom insurance application is made, or my health or my child's health, to give to Midland National Life Insurance Company, or its reinsurers, any such information. A reproduction of this authorization shall be as valid as the original.

Make all checks payable to Midland National Life Insurance Company. FIRST PROPOSED FOR INSURANCE (Signature)

X

SIGNED AT (City, State)

DATE

SECOND PROPOSED FOR INSURANCE (Signature)

X

OWNER (Signature)

X

To the best of my knowledge, this application    is    is not involved in
replacement of life insurance or annuities, as defined in applicable Insurance Department Regulations, except as stated in Section 10a.
SOLICITING AGENT (Signature)

PRINT AGENT'S LAST NAME

CODE NO.

TELEPHONE NUMBER

(     )

OTHER AGENT (Please Print)

% CREDIT

CODE NO.

GENERAL AGENT (Please Print)

CODE NO.

8000

VLSLAPP.txt

MIDLAND NATIONAL LIFE

SUPPLEMENT TO APPLICATION FOR SURVIVORSHIP LIFE INSURANCE
ALLOCATION QUESTIONS

Initial Allocation Percentages
(Whole Numbers Only - Smallest Non-Zero Number Must Be At Least Ten)

Deduction percentages will be the same as Premium percentages unless indicated otherwise below.

Fund Name                                        Premiums     Deductions
General Account                                       %              %
VIP Money Market                                      %              %
VIP High Income                                       %              %
VIP Equity-Income                                     %              %
VIP Growth                                            %              %
VIP Overseas                                          %              %
VIP II Asset Manager                                  %              %
VIP II Investment Grade Bond                          %              %
VIP II Index 500                                      %              %
VIP II Contrafund                                     %              %
VIP II Asset Manager:  Growth                         %              %
VIP III Growth & Income                               %              %
VIP III Balanced                                      %              %
VIP III Growth Opportunities                          %              %
ACVP Capital Appreciation                             %              %
ACVP Value                                            %              %
ACVP Balanced                                         %              %
ACVP International                                    %              %
ACVP Income & Growth                                  %              %
MFS VIT Emerging Growth Series                        %              %
MFS VIT Research Series                               %              %
MFS VIT Growth With Income Series                     %              %
MFS VIT New Discovery Series                          %              %
LA VC Growth and Income                               %              %
LA VC Mid-Cap Value                                   %              %
LA VC International                                   %              %
                                                      %              %
Total of all Funds                                 100%           100%

THE DEATH BENEFIT MAY BE VARIABLE OR FIXED UNDER SPECIFIED
CONDITIONS.

CASH VALUES MAY INCREASE OR DECREASE IN ACCORDANCE WITH THE
EXPERIENCE OF THE SEPARATE ACCOUNT.

PROSPECTUS VERIFICATION
Yes          No
Have you received a prospectus for the Variable Survivorship Life Insurance Contract AND a prospectus for the Variable Insurance Products Fund AND a prospectus for the American Century Portfolios AND a prospectus for the MFS Variable Insurance Trust AND a prospectus for the Lord Abbett Series Fund?

Do you believe that this product will meet your insurance needs and financial objectives?

FIRST INSURED (Signature

X

SECOND INSURED (Signature)

X

SIGNED AT (City, State)

DATE

OWNER (Signature)

WITNESS (Signature)

VLSLAPP.txt

DESCRIPTION OF MIDLAND'S PURCHASE,
REDEMPTION, TRANSFER, AND EXCHANGE
PROCEDURES FOR CONTRACTS

  This document sets forth the administrative procedures that will be followed by Midland National Life Insurance Company
(Midland) in connection with the issuance of its Variable Survivorship Universal Life Insurance Contract (Contract or Contracts), the transfer of assets held thereunder, and the redemption or exchange by contract owners of their interests in the Contracts.
  1.  "Public Offering Price:"  Purchase and Related
Transactions
  Set out below is a summary of the principal contract provisions and administrative procedures which might be deemed to
constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Contracts, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.
  (a)  Premium Schedules and Underwriting Standards
  Premiums for the Contracts will not be the same for all contract owners. The full first premium is due on the contract date and cannot be less than the minimum premium for the first contract year. The cost of insurance charge deducted as part of the monthly deduction, is based on the insureds' attained age, sex, risk classification and specified amount of the Contract.
  On premiums other than the first, Midland does not require the payment of any specified amount. Contract owners may determine a periodic plan, a plan under which a level premium may be paid at fixed intervals for a specified period of time. Payment of premiums in accordance with this plan is not, however, mandatory and failure to do so will not of itself cause the Contract to lapse. Instead, so long as there is no outstanding contract debt (contract
loans plus accrued interest)   contract owners may make premium
payments in any amount and at any frequency, subject only to the
minimum amount requirements,   and the maximum premium
limitations.    If at any time a premium is paid which would result
in total premiums exceeding the current maximum premium
limitation set forth in the Contract, Midland will accept only that portion of the premium which will make the total premiums equal that amount.  Any portion of the premium in excess of the
maximum premium limitation will be returned to the contract
owner and no further premiums will be accepted until allowed by the current maximum set forth in the Contract.
  The Contract will remain in force so long as the net cash
surrender value is sufficient to pay the monthly deduction.  Thus, the amount of a premium, if any, that must be paid to keep the Contract in force may depend on the net cash surrender value of the Contract, which in turn depends on the investment experience of Midland National Life Separate Account A ("Separate
Account") and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each contract owner. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that the cost of insuring each insured is commensurate with their mortality risk which is actuarially
determined based upon factors such as attained age, sex and risk classification. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.
  The Contracts will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination but recognize that premiums must be based upon factors such as age, sex, health, and occupation.
  (b)  Application and Initial Premium Processing
  Upon receipt of a completed application, Midland will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insureds is insurable.
This process may involved such verification procedures as medical examinations or tests and may require that further information be provided by the applicants before a determination can be made. A Contract will not be issued until this underwriting procedure has been completed.
  Insurance coverage under the Contract will begin on the
contract date. Midland will allocate premiums received prior to the Record Date to the General Account where they will earn interest at a fixed rate. The day following the Record Date, the value in the General Account will be allocated according to the instructions specified in the application.
  The contract date is also the date used to determine contract years and contract months. The contract date is assigned each contract when the contract is issued. The contract date will normally be the date the Contract is issued; however, the contract date may be any other date mutually agreeable to Midland and the contract owner. If the contract date would otherwise fall on the 29th, 30th, or 31st day of the month, the Contract date will be the 28th.
  Payments of any amount unless otherwise specified will be
treated first as payment of any outstanding contract debt. The portion of a payment in excess of any outstanding contract debt will be treated as premium payment.
  (c)  Reinstatement
  If the contract terminates and is reinstated, a premium must be paid sufficient to:
  1.  Pay all overdue monthly deductions; plus,
  2.  Increase the Contract Fund to a level where the Contract
Fund less any Contract Debt equals the surrender charges;
plus,
  3.  Cover the next two months' deductions.
  If the contract is reinstated, the surrender charge will be as though the contract had been in effect continuously from its original contract date.
  (d)  Repayment of Contract Debt
  A contract loan will be subject to a maximum interest rate set forth in the Contract. Contract debt (contract loans plus accrued interest) may be repaid in whole or in part at any time. While there is outstanding contract debt, any payment will be treated as the repayment of that debt. The portion of any payment in excess of outstanding contract debt will be treated as a premium payment.
Upon the repayment, the Contract Fund in the general account securing contract debt will be transferred to Separate Account. Midland will allocate the repayment of contract debt at the end of the valuation period during which the repayment is received.
  (e)  Correction of Misstatement of Age or Sex
  If the insureds' age or sex was misstated in an application, life insurance proceeds and benefits will be adjusted. The adjusted life insurance proceeds will be (a) the contract fund plus (b) the life insurance proceeds reduced by the contract fund and multiplied by the ratio of (1) the monthly cost of insurance actually applied, to
(2) the monthly cost of insurance that should have been applied at the true age or sex. All amounts are those in effect, with respect to the insureds in the contract month of the death of the Survivor.
  2.  "Redemption Procedures:"  Surrender and Related
Transactions
  This section outlines those procedures which might be deemed to constitute redemptions under the Contract.  These procedures differ in certain significant respects from redemption procedures for mutual funds and contractual plans.
  (a)  Surrender for Cash Values
  As long as the Contract is in effect, the contract owner may partially or totally surrender the contract by sending a written request to Midland. Upon complete surrender, the contract owner will receive the net cash surrender value (contract fund reduced by any outstanding contract debt and less any applicable surrender charges) of the Contract computed as of the end of the business day on which the surrender request is received by Midland at its Home Office. Contract Fund will be determined on a daily basis thereby enabling Midland to pay a cash surrender value based on the next computed value after a request is received. Surrenders will
generally be paid within seven days of a written request.    Under
Midland's current procedures, if the Contract is being totally surrendered, the Contract itself must be returned to Midland along with the request.
  The amount paid upon a partial withdrawal cannot be less than
$200, nor greater than 50 percent of the net cash surrender value.
If Option 1 is in effect, the specified amount will be reduced by the amount paid upon partial withdrawal. A request for a partial withdrawal will not be implemented if it would result in a specified amount less than the minimum specified amount applicable at issue.  The amount of the partial withdrawal will be deducted from the Contract Fund on the end of the business day during which the request is received. Any applicable charge will be deducted from the contract fund upon a partial withdrawal of the Contract.
  Payment upon complete surrender of the Contract may be made in a lump sum or in accordance with one of the optional payment plans described in the Contract. The optional payment plans are subject to the restrictions and limitations set forth in the Contract.
  There is a Surrender Charge until the earlier of joint equal age
95 or 15 years.
  (b) Benefit Claim
  As long as the contract remains in force, Midland will normally pay life insurance proceeds to the primary or contingent
beneficiary in accordance with the designated benefit option within seven days after receipt of due proof of death of the Survivor. Payment of life insurance proceeds may, however, be postponed
under certain circumstances.    The amount of life insurance
proceeds payable under this contract will be determined as of the end of the business day during which the Survivor dies. The life insurance proceeds will be reduced by any outstanding contract debt and any due and unpaid charges and increased by any optional insurance benefits added by rider.
  As long as there is no outstanding contract debt or any due and unpaid charges, life insurance proceeds are guaranteed not to be less than the current specified amount of the Contract. The life insurance proceeds may, however, exceed the current specified amount. The amount by which life insurance proceeds exceed the specified amount depends upon the benefit option in effect and the Contract Fund. Under Option 2, the life insurance proceeds payable under the contract equals the specified amount plus the Contract Fund. Under Option 1, life insurance proceeds will only vary whenever Contract Fund multiplied by the corridor percentage exceeds the specified amount of the Contract.
  If the Contract is still in force on the maturity date, the contract owner will receive maturity benefits equal to the contract fund reduced by any outstanding contract debt. These benefits will only be paid if the Last Survivor is living on the Contract's maturity date. If the Contract is still in force on the maturity date, the contract owner may decide to continue the contract. In order to continue the Contract, the Contract must still qualify as Life Insurance according to the Internal Revenue Service and the state in which the contract owner resides. The maturity date is the date designated as such in the Contract or as subsequently changed.
  (c)  Contract Loans
  The contract owner may borrow money from Midland using the Contract as the only security for the loan. Loans have priority over the claims of any assignee or any other person. The maximum amount that may be borrowed under the Contract at any time is 92 percent of the net cash surrender value. Contract debt equals the total of all contract loans and any accrued interest on the loans. The maximum loan amount will be determined on the end of the business day which the loan request is received. The loan and any accrued interest may be repaid in whole or in part at any time prior to the maturity date so long as the Last Survivor is living. Interest accrues daily and is due and payable at the end of each Contract year. Any interest not paid when due becomes part of the contract loan and will bear interest.
  When a contract loan is made, a portion of the Contract Fund sufficient to secure the loan is transferred out of Separate Account and into Midland's general account. Any loan interest that is due and unpaid will also be so transferred. Contract Fund in the general account will accrue interest daily at an annual rate of 3.5 percent. This interest will be credited on each monthly anniversary day and transferred to Separate Account. After the tenth contract year, the interest rate that We charge on Contract Loans will be the General Account Interest Rate for any portion of the Contract Loan that does not exceed the Contract Fund, minus premiums paid.
  If contract debt exceeds cash surrender value on a monthly anniversary day, Midland will notify the contract owner and any assignee of record. A payment at least equal to the excess contract debt must be made to Midland within 61 days from the date the notice was sent, otherwise the Contract will lapse and terminate without value. The Contract, however, may later be reinstated.
  (d)  Contract Lapsation
  The Net Cash Surrender Value may be less than the Monthly
Deduction on a monthly anniversary. Midland will consider the Contract to default if such an event takes place.
  A Grace Period of 61 days will be allowed for the payment of additional premiums so the Contract will not default. At least 30 days before this Contract ends without value, Midland will mail to the contract owner's last known address a notice of the amount of premium needed. Midland will send a copy of the notice to the last known address of any assignee of record. That premium will be due on the Monthly Anniversary on which the contract deficiency first occurred. If that premium is not paid within the Grace Period, this Contract will end without value.
  (e)  Exchange of Contract
  During the first 24 months, the owner of a Variable Survivorship Life Insurance Contract may convert this contract to a Last Survivor Flexible Premium Adjustable Life contract supported by Midland's General Account. The contract owner may elect the same death benefit or the same net amount at risk as the existing contract at the time of conversion. Premiums will be based on the same issue age and risk classification of the insureds as the existing contract. The Contract Fund of the new contract will be set equal to that of the existing contract at the date of exchange.

  See Repayment of Contract Debt, infra p. 4
  The minimum amount requirement for unscheduled premiums is currently
$50.00. For planned periodic premiums, the minimum amount is $50 unless premiums are paid monthly by pre-authorized check in which case the minimum amount is $50. Midland, in its sole discretion, may accept premium payments of a lesser amount.
  The maximum premium limitation will be set forth in the Contract. This limitation is imposed to conform the Contract to certain restrictions on premiums contained in the Internal Revenue Code.
  Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted by the Commission; (ii) the Commission by order permits postponement for the protection of contract owners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of Separate Account. Payments under the Contract which are derived from any amount paid to Midland by check or draft may be postponed until such time as Midland is satisfied that the check or draft has cleared the bank upon which it is drawn.
   See note 4, supra.

VLSLTRANS.txt

August 23, 1999



Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD  57193

Gentlemen:

With reference to the Registration Statement on Form S-6 as amended, filed by Midland National Life Insurance Company and Midland National Life Separate Account A with the Securities and Exchange Commission covering last survivor flexible premium variable life insurance contracts, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

1.	Midland National Life Insurance Company is duly organized and validly existing under the laws of the State of South Dakota and has been duly authorized to issue individual last survivor flexible premium variable life insurance policies by the Insurance Department of the State of South Dakota.

2.	Midland National Life Separate Account A is a duly authorized and existing separate account established pursuant to the provisions of Chapter 58-28 of the Insurance Code of South Dakota.

3.	The last survivor flexible premium variable life insurance contracts, when issued as contemplated by said Form S-6 Registration Statement, will constitute legal, validly issued and binding obligations of Midland National Life Insurance Company.

I hereby consent to the filing of this opinion as an exhibit to said S-6 Registration Statement and the use of my name under the caption "Legal Matters" in the Prospectus contained in the Registration Statement.

Sincerely,



/s/_Jack_L._Briggs____
Jack L. Briggs
Vice President, Secretary and General Counsel

VLSLJLB.txt

August 18, 1999

Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193


      RE: Variable Survivorship Life
          Form S-6, File No. 333-80975


Gentlemen:

We hereby consent to the reference to our name under the caption "Legal Matters" in the Prospectus filed as part of the Pre-Effective Amendment
No. 1 to the Registration Statement on Form S-6 filed by Midland National Life Insurance Company Separate Account A for certain variable survivorship life insurance contracts (File No. 333-80975). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,



SUTHERLAND, ASBILL & BRENNAN L L P



by: __/s/Frederick_R._Bellamy__
      Frederick R. Bellamy


SABVLSL.txt

CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in this Registration Statement on Form S-6 (File No. 333-80975) of our reports dated March 10, 1999 and March 26, 1999 relating to the financial statements of Midland National Life Insurance Company and Midland National Life Insurance Company Separate Account A, respectively, which appear in such Registration Statement. We also consent to the references to us under the headings "Financial" in such Registration Statement.


PricewaterhouseCoopers LLP

Minneapolis, Minnesota
August 30, 1999


VLSLPWC.txt

August 25, 1999

Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193

Gentlemen:
    This opinion is furnished in connection with the filing of Pre-Effective Amendment No. 1 to Registration Statement No. 333-80975 on
Form S-6 ("Registration Statement") which covers premiums expected to be received under the flexible premium Variable Survivorship Life Insurance policy ("Policy") to be offered by Midland National Life Insurance Company. The Prospectus included in the Registration Statement describes policies which will be offered by Midland in each State where they have been approved by appropriate State insurance authorities. The policy form was prepared under my direction, and I am familiar with the Registration Statement and Exhibits thereto. In my opinion:

        The illustrations of death benefits, cash value and accumulated premiums in the Prospectus included in the Registration Statement (the "Prospectus"), based on the assumptions stated in the illustrations, are consistent with the provisions of the Contract. The rate structure of the Contracts has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be correspondingly more favorable to prospective purchasers of Contracts with two insureds aged 55 in the underwriting classes illustrated than to prospective purchasers of Contracts at other ages or underwriting classes.

    I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

                                   Sincerely,



                                   _/s/_Timothy_A._Reuer___
                                   Timothy A. Reuer, FSA, MAAA
               			                 Actuary, Product Development

TARVLSL.TXT